Form 10-K, Exhibit 13
period 1997-12-31
RIVER VALLEY BANCORP
filed 1998-03-31
CIK 1015593

[FRONT COVER]





                              RIVER VALLEY BANCORP
                                    and Subsidiary




                        ---------------------------
                        River Valley Financial Bank
                        ---------------------------




                                 1997 Annual Report




                                     [LOGO]

                              River Valley Bancorp

P.O. Box 1590 * Madison, Indiana 47250-0590 * (812)273-4949 * Fax -(812)273-4944




To Our Shareholders:

It is my pleasure to present to you River Valley Bancorp's second Annual Report to Shareholders covering the year ending December 31, 1997.

Net earnings for 1997 totaled a record $1.3 million, or $1.19 per share, easily surpassing the $73,000 of net earnings recorded in 1996. The increase in 1997 results of operations were primarily the result of a $2.9 million, or 116%, increase in net interest income and a $556,000, or 96%, increase in other income. These increases generally reflect the addition of Citizens National Bank of Madison on our profitability, as well as the beneficial earnings impact from the capital raised in our conversion offering.

Most of 1997 was spent developing a strategy to use the strengths of both of our subsidiary banks, Citizens National and Madison First Federal. The initial phases of this process were completed on November 20, 1997, when we merged Citizens National and Madison First Federal and changed the combined banks' name to River Valley Financial Bank. The new name is more reflective of the broadening financial service products we offer leading into the twenty-first century and our commitment to the communities that we serve.

During the year we also initiated our capital management plans with the declaration of our first dividends totaling $0.13 per share. Our shareholders also benefited from the fact that the dividends paid in 1997 were considered a 100% return of capital and thus no federal taxes were due upon their receipt.

The investment community has clearly recognized our position, as the value of our common shares has increased by approximately 90% since our conversion to stock form. It is very unlikely that this stellar stock performance will continue in 1998, however, your management and Board are optimistic as to River Valley's continued success. Now that the conversion to one bank is behind us, we plan, in 1998, to build upon the excellent foundations that Citizens National and Madison First Federal have provided.

We extend a special thanks to all of our friends and shareholders who have supported us with their business and referrals.


Sincerely,



/s/ James E. Fritz
James E. Fritz
President

                              River Valley Bancorp


                            BUSINESS OF RIVER VALLEY


River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed in December 1996, with the sale of 1,190,250 common shares at an initial offering price of $10.00 per share. In December 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens") in a transaction that was accounted for using the purchase method of accounting. River Valley Financial and Citizens merged on November 20, 1997. Future references to River Valley, River Valley Financial and Citizens are utilized herein as the context requires.

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its seven office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Indiana Department of Financial Institutions. Deposits in River Valley Financial are insured up to applicable limits by the FDIC.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 1,190,250 common shares of River Valley Bancorp outstanding at March 9, 1998, held of record by 445 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since December of 1996, the Corporation's common shares have been listed on The NASDAQ SmallCap Market ("NASDAQ"), under the symbol "RIVR".

Presented below are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 1996. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices have been obtained from NASDAQ.

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES

                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)


Quarter Ended                High        Low        Cash Distributions (1)

1997
  December 31, 1997         $19.00      $16.25                 $0.05
  September 30, 1997        $17.25      $14.75                 $0.04
  June 30, 1997             $15.00      $13.63                 $0.04
  March 31, 1997            $15.50      $13.00                 $  -

1996
  December 31, 1996         $12.50      $10.00                 $  -

--------------
(1) River Valley Financial had filed a request with the Internal Revenue Service ("IRS") in 1995 to deconsolidate the Bank's subsidiaries in future federal income tax return filings. In December 1997, the Corporation received a draft closing agreement and information request from the IRS that, when executed, would enable the Corporation and each of its subsidiaries to file separate returns. On February 27, 1998, the Corporation complied with such information request and expects to finalize the closing agreement with the IRS in May or June of 1998. By definition, the current year's cash distributions will be deemed a tax-free return of capital due to the Corporation's filing of a separate income tax return in 1997.

The high and low sales prices for River Valley's common shares between December 31, 1997 and March 9, 1998 were $19.75 and $18.50, respectively.

Under OTS regulations applicable to converted savings associations, River Valley Financial is not permitted to pay a cash dividend on its common shares if the regulatory capital of River Valley Financial would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of River Valley Financial, in the event of a complete liquidation, to those members of River Valley Financial before the Conversion who maintain a savings account at River Valley Financial after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval of the OTS. River Valley Financial currently meets all of its regulatory capital requirements and, unless the OTS determines that River Valley Financial is an institution requiring more than normal supervision, River Valley Financial may pay dividends in accordance with the foregoing provisions of the OTS regulations.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA



The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding River Valley at the dates and for the periods indicated. All financial information prior to 1996 relates to River Valley Financial as a mutual savings association.

Selected consolidated financial condition data:  (1)                               At December 31,
                                                                 1997        1996        1995        1994        1993
Total amount of:                                                                     (In thousands)
  Assets                                                       $137,049    $145,541     $86,604     $87,072     $84,086
  Loans receivable - net                                        112,003     108,994      57,945      56,287      51,970
  Mortgage-backed and related securities                          8,978      12,846       9,917      11,328      13,925
  Cash and cash equivalents (2)                                   5,765       8,785       2,689       2,416       5,803
  Investment securities (3)                                       4,272       8,948      13,018      14,097       9,491
  FHLB advances                                                   2,000       1,100       4,471       4,986          -
  Deposits                                                      114,955     125,656      75,233      75,458      78,081
  Shareholders' equity- net (4)                                  17,989      16,805       6,574       6,304       5,668

Summary of consolidated earnings data: (1)                                         Year Ended December 31,
                                                                   1997        1996        1995        1994        1993
                                                                             (In thousands, except share data)

Total interest income                                           $10,362  $    5,875    $  5,794    $  5,419    $  5,684
Total interest expense                                            5,049       3,412       3,594       2,854       3,042
                                                                -------   ---------     -------     -------     -------
     Net interest income                                          5,313       2,463       2,200       2,565       2,642
Provision for losses on loans                                       304          22         150          29          55
                                                               -------- -----------    --------   ---------   ---------
     Net interest income after provision for
       losses on loans                                            5,009       2,441       2,050       2,536       2,587
Other income:
  Insurance commissions                                              -          200         175         181         182
  Gain on sale of loans                                             127          -           -           -           -
  Service fees, charges and other operating income                  807         246         187         189         182
  Gain on sale of subsidiary                                         -          141          -           -           -
  Gain on sale of office premises and equipment                     206          -           -           -           -
  Loss on sale of investment, mortgage-backed
    and related securities                                           (6)          (9)        -           -           -
                                                             ---------- ------------    -------     -------     ------
     Total other income                                           1,134         578         362         370         364
General, administrative and other expense:
  Employee compensation and benefits                              2,165       1,203         998         888         869
  Data processing                                                   224         282         237         243         234
  Federal deposit insurance premiums                                 50         684         177         178         117
  Occupancy and equipment                                           527         284         212         193         212
  Other                                                           1,037         417         342         356         370
                                                              ---------  ----------    --------    --------    --------
     Total general, administrative and other expense              4,003       2,870       1,966       1,858       1,802
                                                              ---------   ---------     -------     -------     -------
Earnings before income tax expense and cumulative
  effect of change in accounting method                           2,140         149         446       1,048       1,149
Income tax expense                                                  830          76         188         412         456
Cumulative effect of change in method of
  accounting                                                         -           -           -           -           25
                                                              ---------   ---------     -------     -------   ---------
     Net earnings                                             $   1,310   $      73     $   258     $   636    $    718
                                                              =========   =========     =======     =======    ========

     Basic earnings per share (5)                             $    1.19         N/A         N/A         N/A         N/A
                                                              =========   =========     =======     =======    ========
     Diluted earnings per share (5)                           $    1.18         N/A         N/A         N/A         N/A
                                                              =========   =========     =======     =======    ========

--------------
(1) River Valley acquired Citizens as of December 20, 1996. The acquisition was accounted for using the purchase method of accounting. The 1997 consolidated financial statements reflect the results of operations for a full year while the 1996 financial statements reflect only eleven days of activity with respect to Citizens.

(2)  Includes certificates of deposit in other financial institutions.

(3)  Includes investment securities designated as available for sale.

(4) Consists solely of retained earnings at December 31, 1993 through 1995, inclusive.

(5) Earnings per share for the years ended December 31, 1996, 1995, 1994 and 1993 are not applicable as River Valley converted to stock form in 1996.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND

                             OTHER DATA (CONTINUED)


Selected financial ratios and other data:

                                                                         Year ended December 31,
                                                 1997            1996             1995           1994            1993

Interest rate spread during period                 3.64%          2.79%             2.36%           3.00%          3.24%
Net yield on interest-earnings assets (1)          4.00           2.98              2.61            3.15           3.32
Return on assets (2)                               0.99           0.08              0.30            0.74           0.86
Return on equity (3)                               7.53           1.05              4.01           10.62          13.52
Equity to assets (4)                              13.12          11.55               7.59           7.24           6.74
Average interest-earning assets to
  average interest-bearing liabilities           109.56         104.64            105.62          104.43         101.96
Non-performing assets to total assets (4)          0.58           0.56              0.01            0.01           0.01
Allowance for loan losses to total
  loans outstanding (4)                            1.03           0.97              0.70            0.45           0.44
Allowance for loan losses to
  non-performing loans (4)                       161.56         131.14          5,087.50        1,938.46       3,242.86
Net charge-offs to average total
  loans outstanding                                0.20           0.01              0.01            0.01           0.17
General, administrative and other expense
  to average assets (5) (6)                        2.83           3.33              2.26            2.20           2.15
Number of full service offices (4)                    6              6                 3               3              3

--------------

(1)  Net interest income divided by average interest-earning assets.
(2)  Net earnings divided by average total assets.
(3)  Net earnings divided by average total equity.
(4)  At end of period.
(5)  General, administrative and other expense divided by average total assets.
(6)  Includes a $503,000  charge  (or .94% of  weighted-average  assets) in 1996
     related  to  the   Savings   Association   Insurance   Fund  (the   "SAIF")
     recapitalization assessment.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 1997 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. River Valley's operations and River Valley's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and River Valley's general market area. The forward-looking statements contained herein include those with respect to the following matters:

     1. Management's determination as to the amount and adequacy of the loan loss allowance;

     2. The effect of changes in interest rates on financial condition and results of operations;

     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts.

     4.   Management's   opinion   as  to  the   effect  of  recent   accounting
          pronouncements on River Valley's consolidated financial position and results of operations.

     5. Management's opinion as to the effect of the Year 2000 on River Valley's information technology systems.

Discussion of Changes in Financial Condition from December 31, 1996 to December 31, 1997

At December 31, 1997, River Valley's consolidated assets totaled $137.0 million, representing a decline of $8.5 million, or 5.8%, from the December 31, 1996 total of $145.5 million. The reduction in asset size was primarily attributable to a $10.7 million, or 8.5%, decline in deposits, which was partially offset by a $900,000 increase in FHLB advances and undistributed period earnings of $1.2 million.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $3.0 million from December 31, 1996 levels to a total of $5.8 million at December 31, 1997. Investment securities totaled $4.3 million at December 31, 1997, a decrease of $4.7 million, or 52.3%, from December 31, 1996 levels. During the year ended December 31, 1997, maturities of investment securities totaled $2.0 million, while sales of investment securities designated as available for sale totaled $2.7 million. Mortgage-backed securities decreased by $3.9 million, or 30.1%, to a total of $9.0 million at December 31, 1997, primarily due to principal repayments of $3.1 million and sales of mortgage-backed securities designated as available for sale of $2.1 million, partially offset by purchases of mortgage-backed securities totaling $1.4 million.

The decrease in liquid assets, investments and mortgage-backed securities primarily resulted from management's deployment of these assets to fund loan originations and the sale of deposits in connection with the disposition of a branch in Hanover, Indiana in February 1997.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from December 31, 1996 to December 31, 1997 (continued)

Loans receivable, including loans held for sale, totaled $112.0 million at December 31, 1997, an increase of $3.0 million, or 2.8%, over the $109.0 million total at December 31, 1996. The increase resulted primarily from loan originations during 1997 of $53.6 million, which were partially offset by principal repayments of $43.2 million and sales of $6.9 million.

River Valley's consolidated allowance for loan losses totaled $1.2 million and $1.1 million at December 31, 1997 and 1996, respectively, which represented
1.03% and .97% of total loans at those dates. Nonperforming loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $718,000 and $819,000 at December 31, 1997 and 1996, respectively. The consolidated allowance for loan losses represented 162% and 131% of nonperforming loans at December 31, 1997 and 1996, respectively.

Although management believes that its allowance for loan losses at December 31, 1997 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits decreased by $10.7 million, or 8.5%, to a total of $115.0 million at December 31, 1997, compared to the $125.7 million total at December 31, 1996. The decline can be attributed primarily to $6.8 million of deposits sold in conjunction with the aforementioned sale of River Valley Financial's Hanover branch, and, to a lesser extent, the shift of consumer preference from deposits to alternative investment products.

Advances from the Federal Home Loan Bank totaled $2.0 million at December 31, 1997, an increase of $900,000, or 81.8%, over the $1.1 million total at December 31, 1996. The increase was due to current period borrowings of $7.0 million, offset by repayments of $6.1 million. The borrowings were primarily utilized to fund growth in loans receivable.

Shareholders' equity totaled $18.0 million at December 31, 1997, an increase of $1.2 million, or 7.0%, over the $16.8 million total at December 31, 1996. The increase resulted primarily from undistributed period earnings of $1.2 million. River Valley Financial is required to maintain minimum regulatory capital pursuant to federal regulations. At December 31, 1997, the Bank's regulatory capital exceeded all applicable regulatory capital requirements.


Comparison  of Results of Operations  for the Years Ended  December 31, 1997 and
1996

Increases in the level of income and expenses during the year ended December 31, 1997, as compared to 1996, are primarily due to River Valley's acquisition of Citizens, which was consummated in December 1996. As stated previously, the business combination was accounted for using the purchase method of accounting, which does not provide for restatement of the financial statements to give effect to the combination. Accordingly, the statement of earnings and the statement of cash flows for the year ended December 31, 1996, were not restated for the acquisition.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1997 and 1996 (continued)

General

River Valley's net earnings for the year ended December 31, 1997, totaled $1.3 million, an increase of $1.2 million over the $73,000 net earnings reported in the comparable 1996 period. The increase in net earnings in the 1997 period is primarily attributable to an increase in net interest income of $2.9 million and an increase of $556,000 in other income, which were partially offset by an increase in the provision for losses on loans of $282,000, an increase in general, administrative and other expense of $1.1 million and an increase in the provision for federal income taxes of $754,000.

Net Interest Income

Total interest income for the year ended December 31, 1997, amounted to $10.4 million, an increase of $4.5 million, or 76.4%, over the 1996 year, reflecting the effects of growth in average interest-earning assets outstanding, coupled with an increase in yield year-to-year. Interest income on loans and mortgage-backed securities totaled $9.8 million for 1997, an increase of $4.6 million, or 90.5%, over the 1996 year. The increase resulted primarily from the $53.3 million, or 77.2%, increase in the average balance of loans and mortgage-backed securities outstanding year-to-year, coupled with a 56 basis point increase in yield, to 7.98% in 1997. Interest income on investments and interest-earning deposits decreased by $151,000, or 20.1%, due to a decrease in the average balance outstanding of $3.2 million, partially offset by an approximate 24 basis point increase in yield from the comparable 1996 period.

Interest expense on deposits increased by $1.6 million, or 46.7%, to a total of $4.9 million for the year ended December 31, 1997, due primarily to a $41.2 million increase in the average balance of deposits outstanding, which was partially offset by an 18 basis point decline in the weighted-average cost of deposits to 4.13% in 1997. Interest expense on borrowings totaled $135,000 for the year ended December 31, 1997, an increase of $72,000, or 114.3%, over 1996. The increase resulted primarily from an increase in average borrowings outstanding year-to-year, coupled with an increase in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 1997 by $2.9 million, or 115.7%, compared to 1996. The interest rate spread increased by approximately 85 basis points for 1997, to 3.64% from 2.79% in the 1996 period, while the net interest margin amounted to approximately 4.00% in 1997 and 2.98% in 1996.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1997 and 1996 (continued)

Provision for Losses on Loans (continued)

result of such analysis, management recorded a $304,000 provision for losses on loans in 1997. The current period provision generally reflects the higher charge-off experience attendant to Citizens' installment loan portfolio, as compared to the primarily residential loan portfolio of River Valley Financial prior to the acquisition. While management believes that the allowance for losses on loans is adequate at December 31, 1997, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income increased by $556,000, or 96.2%, for the year ended December 31, 1997, as compared to 1996, due primarily to a $206,000 gain on sale of office premises and equipment, coupled with a $561,000 increase in service fees, charges and other operating income and a $127,000 gain on sale of loans, which were partially offset by a decline of $200,000, or 100%, in insurance commissions year-to-year. The gain on sale of office premises resulted from River Valley Financial's sale of the Hanover branch facility, which was consummated in accordance with the terms of regulatory approval of the Citizens acquisition. The decline in insurance commissions year-to-year resulted from River Valley's sale of its insurance agency subsidiary during the last quarter of 1996. The increase in the service fees, charges and other operating income primarily reflects the beneficial effects of Citizen's operations on the 1997 year.

General, Administrative and Other Expense

General, administrative and other expense increased by $1.1 million, or 39.5%, during 1997, compared to 1996. This increase resulted primarily from a $962,000, or 80.0%, increase in employee compensation and benefits, a $243,000, or 85.6%, increase in occupancy and equipment expense and a $600,000, or 146.3%, increase in other operating expense, which were partially offset by a $634,000, or 92.7%, decrease in federal deposit insurance premiums. As previously discussed, the 1997 consolidated statements of operations include the accounts of Citizens, while the 1996 statements have not been restated to include the acquisition of Citizens. The increase in general, administrative and other expense during 1997 is primarily attributable to the Citizens' acquisition, offset somewhat by the absence of the $503,000 SAIF recapitalization assessment recorded in 1996.

Income Taxes

The provision for income taxes increased by $754,000 for the year ended December 31, 1997, as compared to 1996. This increase resulted primarily from an increase in net earnings before tax of $2.0 million. The effective tax rates were 38.8% and 51.0% for the years ended December 31, 1997 and 1996, respectively.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison  of Results of Operations  for the Years Ended  December 31, 1996 and
1995

General

The Corporation's net earnings for the year ended December 31, 1996, totaled $73,000, a decrease of $185,000, or 71.7%, from the $258,000 in net earnings recorded for the 1995 period. The decrease resulted primarily from a $904,000 increase in general, administrative and other expense, which was partially offset by a $263,000 increase in net interest income, a $128,000 decrease in the provision for losses on loans, a $216,000 increase in other income and a $112,000 decrease in the provision for federal income taxes.

Net Interest Income

Total interest income for 1996 amounted to $5.9 million, an increase of $81,000, or 1.4%, over the $5.8 million recorded in 1995. Interest income on loans and mortgage-backed and related securities increased by $215,000, or 4.4%. The increase resulted primarily from a $1.1 million increase in the average portfolio outstanding, coupled with a 20 basis point increase in the average yield, from 7.23% in 1995 to 7.43% in 1996. Interest income on investment securities and interest-bearing deposits decreased by $134,000, or 15.2%, to a total of $750,000 in 1996. The decrease was due primarily to a $2.9 million decrease in the average portfolio balance outstanding. The decline in the average portfolio balance during the year reflected management's decision to redeploy excess liquidity to partially fund loan originations, thereby obtaining a more favorable yield.

Interest expense decreased during 1996 by $182,000, or 5.1%, to a total of $3.4 million, compared to the $3.6 million total recorded in 1995. Interest expense on deposits decreased by $70,000, or 2.0%, to a total of $3.3 million in 1996. The decrease resulted primarily from a decrease in the average rate paid on deposits of 13 basis points, from 4.44% in 1995 to 4.31% in 1996, which was partially offset by a $727,000, or .9%, increase in the average balance outstanding. Interest expense on borrowings decreased by $112,000, or 64.0%, to a total of $63,000 in 1996. The decrease was due primarily to a $1.7 million decrease in the average balance of borrowings outstanding, coupled with a 74 basis point decline in the average rate paid on such advances, from 5.90% in 1995 to 5.16% in 1996.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $263,000, or 12.0%, to a total of $2.5 million for 1996. The net interest rate spread increased by 43 basis points during the year, from 2.36% in 1995 to 2.79% in 1996, while the net interest margin increased by 37 basis points, from 2.61% in 1995 to 2.98% in 1996.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market areas and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a provision for losses on loans totaling $22,000 for 1996, a decrease of $128,000, or 85.3%, from the $150,000 total recorded in 1995.

Other Income

Other income totaled $578,000 for 1996, an increase of $216,000, or 59.7%, over the $362,000 total for 1995. The increase resulted primarily from a $141,000 gain on sale of subsidiary, a $25,000 increase in insurance commissions and a $59,000, or 31.6%, increase in service fees, charges and other operating income. The gain on sale of subsidiary resulted from River Valley Financial's sale of its insurance agency subsidiary, McCauley Insurance Agency. The sale of McCauley was required by the Federal Reserve Bank in connection with regulatory approval of the acquisition of Citizens. The increase in other operating income was due primarily to increased service fees and charges on deposit accounts.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.9 million for 1996, an increase of $904,000, or 46.0%, over the $2.0 million total recorded in 1995. The increase resulted primarily from a $507,000, or 286.4%, increase in federal deposit insurance premiums, which resulted from the legislation enacted to recapitalize the SAIF, coupled with a $205,000, or 20.5%, increase in employee compensation and benefits, a $72,000, or 34.0%, increase in occupancy and equipment, a $45,000, or 19.0%, increase in data processing and a $75,000, or 22.4%, increase in other operating expense.

During 1996 legislation was enacted to recapitalize the SAIF which mandated payment of a special one-time assessment for all savings associations, including the Bank. The assessment was computed based upon the Bank's deposits as of March 31, 1995. The assessment rate was finalized at $.657 per every $100 of deposits, which resulted in a pre-tax charge to 1996 consolidated operations of approximately $503,000. The legislation reduced federal deposit insurance premiums from $.23 per $100 in deposits to $.065 per $100 in deposits, effective January 1, 1997.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995 (continued)

General, Administrative and Other Expense (continued)

The increase in employee compensation and benefits resulted primarily from normal merit increases and increased costs associated with stock benefit plans. The increase in data processing resulted primarily from increased costs associated with automated teller machine transaction processing. The increase in other operating expense was primarily attributable to an increase in office supplies as a result of the formation of the Corporation and nonrecurring consulting fees which were partially offset by a reduction in advertising costs year to year.

Income Taxes

The provision for income taxes totaled $76,000 for 1996, a decrease of $112,000, or 59.6%, from the $188,000 total recorded in 1995. The decrease resulted primarily from the decrease in net earnings before taxes of $297,000, or 66.6%. The Corporation's effective tax rates were 51.0% and 42.2% for the years ended December 31, 1996 and 1995, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to River Valley's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio.

                                                                        1997                                  1996
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/    Yield/
                                                           balance       paid     rate           balance       paid    rate
                                                                                                 (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits and other                   $    5,351  $     322         6.02%     $  3,291    $   188      5.71%
  Investment securities (1)                                  5,043        277         5.49        10,295        562      5.46
  Mortgage-backed and related securities (1)                10,874        733         6.74         9,176        574      6.26
  Loans receivable, net (2)                                111,423      9,030         8.10        59,828      4,551      7.61
                                                           -------    -------     --------        ------      -----  --------

         Total interest-earning assets                    $132,691     10,362         7.81       $82,590      5,875      7.11
                                                           =======                                ======

Interest-bearing liabilities:
  Deposits                                                $118,872      4,914         4.13       $77,710      3,349      4.31
  FHLB advances                                              2,244        135         6.02         1,221         63      5.16
                                                         ---------   --------     --------       -------    -------  --------

         Total interest-bearing liabilities               $121,116      5,049         4.17       $78,931      3,412      4.32
                                                           =======    -------     --------        ======      -----  --------

Net interest income                                                  $  5,313                                $2,463
                                                                      =======                                 =====

Interest rate spread (3)                                                              3.64%                              2.79%
                                                                                  ========                           ========

Net yield on weighted average interest-earning
  assets (4)                                                                          4.00%                              2.98%
                                                                                  ========                           ========

Average interest-earning assets to average
  interest-bearing liabilities                                                    109.56%                            104.64%
                                                                                  ======                             ======

                                                                          1995
                                                              Average   Interest
                                                          outstanding    earned/    Yield/
                                                              balance       paid    rate

Interest-earning assets:
  Interest-earning deposits and other                        $  2,610    $   107        4.10%
  Investment securities (1)                                    13,925        777        5.58
  Mortgage-backed and related securities (1)                   10,989        670        6.10
  Loans receivable, net (2)                                    56,916      4,240        7.45
                                                               ------      -----    --------

         Total interest-earning assets                        $84,440      5,794        6.86
                                                               ======

Interest-bearing liabilities:
  Deposits                                                    $76,983      3,419        4.44
  FHLB advances                                                 2,967        175        5.90
                                                              -------     ------    --------

         Total interest-bearing liabilities                   $79,950      3,594        4.50
                                                               ======      -----    --------

Net interest income                                                       $2,200
                                                                           =====

Interest rate spread (3)                                                                2.36%
                                                                                    ========

Net yield on weighted average interest-earning
  assets (4)                                                                            2.61%
                                                                                    ========

Average interest-earning assets to average
  interest-bearing liabilities                                                      105.62%
                                                                                    ======

--------------

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2)  Total loans less loans in process plus loans held for sale.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected River Valley's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                                            Year ended December 31,
                                                             1997 vs. 1996                          1996 vs. 1995
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                 (In thousands)
Interest-earning assets:
  Interest-earning deposits and other               $   123      $  11    $   134           $  30      $  51      $  81
  Investment securities                                (288)         3       (285)           (198)       (17)      (215)
  Mortgage-backed and related securities                112         47        159             (83)       (13)       (96)
  Loans receivable, net                               4,168        311      4,479             206        105        311
                                                      -----        ---      -----             ---        ---        ---
     Total                                            4,115        372      4,487             (45)       126         81

Interest-bearing liabilities:
  Deposits                                            1,699       (134)     1,565              30       (100)       (70)
  FHLB advances                                          60         12         72             (92)       (20)      (112)
                                                    -------       ----    -------            ----       ----        ---
     Total                                            1,759       (122)     1,637             (62)      (120)      (182)
                                                      -----        ---      -----            ----        ---        ---

Net change in interest income                        $2,356       $494     $2,850           $  17       $246       $263
                                                      =====        ===      =====            ====        ===        ===


                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management

Like other financial institutions, River Valley Financial is subject to interest rate risk to the extent that interest-earning assets reprice differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley Financial is using the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although River Valley Financial is not subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial's degree of interest rate risk.

Presented below is an analysis of River Valley Financial's interest rate risk, using the latest information available, as measured by changes in NPV for an instantaneous and sustained parallel shift of 300 basis points in market interest rates.

As illustrated in the table, River Valley Financial's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest River Valley Financial would receive on loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest River Valley
Financial would pay on deposits would increase rapidly because the Bank's deposits generally have shorter periods of repricing.


                                          September 30, 1997
Change in interest rate            $ Change              % Change
         (Basis Points)              in NPV                in NPV
                                      (Dollars in thousands)

            +300                    $(2,665)               (13.1)%
              -                          -                      -
            -300                     (1,571)                 (7.7)%

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates rise, River Valley's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect River Valley's earnings due to diminished loan demand.

Liquidity and Capital Resources

The Corporation's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities, borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

OTS regulations presently require River Valley Financial to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments in an amount equal to 4% of the sum of River Valley Financial's average daily balance of net withdrawable deposit accounts. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which River Valley Financial may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1997, River Valley Financial's regulatory liquidity ratio was 19.9%. At such date, River Valley Financial had commitments to originate loans totaling $4.0 million and, in addition, had undisbursed loans in process and unused lines of credit of $4.1 million. At December 31, 1997, River Valley Financial had $684,000 in commitments to sell loans and no outstanding commitments to purchase loans. The Corporation considers River Valley Financial's liquidity and capital resources sufficient to meet outstanding short- and long-term needs. At December 31, 1997, the Corporation had no material commitments for capital expenditures.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1997, 1996 and 1995:

                                                              Year ended December 31,
                                                     1997              1996             1995
                                                                  (In thousands)

Cash flows from operating activities              $ 2,211         $    (194)         $   459

Cash flows from investing activities:
  Investment maturities/sales                       4,698             5,653            1,101
  Mortgage-backed securities purchases             (1,350)             (729)              -
  Mortgage-backed securities repayments             3,072             2,110            1,417
  Net loan originations                            (3,859)             (458)          (1,892)
  Other                                             1,374             2,279              (22)

Cash flows from financing activities:
  Net decrease in deposits                        (10,701)           (6,222)            (224)
  Net increase (decrease) in borrowings               900            (6,371)            (515)
  Net proceeds from issuance of common stock           -             10,221               -
  Other                                              (162)                7               (1)
                                                  -------          --------          -------

Net increase (decrease) in cash and cash
  equivalents                                     $(3,817)         $  6,296          $   323
                                                  =======          ========          =======

River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual association. OTS regulations require savings associations to maintain core capital of at least 3% of the association's adjusted total assets. The OTS has proposed to increase such requirement to 4% or 5%, except for those associations with the highest examination rating and acceptable levels of risk.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $1.1 million at December 31, 1997.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 1997. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 1997:

                                 OTS Requirement                              Actual Amount
                         Percent of                        Percent of                              Amount
                             Assets         Amount             Assets  (1)       Amount         of Excess
                                                        (Dollars in thousands)

Tangible capital             1.5%           $2,047            12.9%             $17,566           $15,519
Core capital (2)             3.0             4,095            12.9               17,566            13,471
Risk-based capital           8.0             6,944            20.8               18,703            11,759

--------------

(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. River Valley Financial expects to be in compliance with such new requirements.

(3) River Valley Financial's risk-based capital includes $1.1 million of general valuation allowances.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 effective January 1, 1998, as required, without material effect on River Valley's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements (continued)

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's consolidated financial statements.

Other Matters

As with all providers of financial services, the Bank's operations are heavily dependent on information technology systems. The Bank is addressing the potential problems associated with the possibility that the computers that control or operate the Bank's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Bank is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

As of the date of this Annual Report, the Bank has not identified any specific expenses that are reasonably likely to be incurred by the Bank in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that the Bank is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Bank's current systems, programs and equipment year 2000 compliant, the Bank's net earnings and financial condition could be adversely affected.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Other Matters (continued)

In addition to possible expense related to its own systems, the Bank could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Bank's primary market area. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Bank's primary market area is not significantly dependent upon one employer or industry, the Bank does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.


Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require River Valley to measure financial position and results of operations in terms of historical dollars with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                          PAGE LEFT BLANK INTENTIONALLY

                          [GRANT THORNTON LETTERHEAD]

               Report of Independent Certified Public Accountants

Board of Directors
River Valley Bancorp

We have audited the accompanying consolidated statements of financial condition of River Valley Bancorp as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






/s/ Grant Thornton LLP
Cincinnati, Ohio
March 12, 1998

                              River Valley Bancorp


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)


         ASSETS                                                                              1997                1996

Cash and due from banks                                                                  $    3,542          $    4,209
Federal funds sold                                                                              300                  -
Interest-earning deposits in other financial institutions                                     1,026               4,476
                                                                                          ---------           ---------
         Cash and cash equivalents                                                            4,868               8,685

Certificates of deposit in other financial institutions                                         897                 100
Investment securities designated as available for sale - at market                              772               3,448
Investment securities - at amortized cost, approximate market value of
  $3,444 and $5,434 as of December 31, 1997 and 1996                                          3,500               5,500
Mortgage-backed and related securities designated as available
  for sale - at market                                                                        3,604               5,041
Mortgage-backed and related securities - at cost, approximate market
  value of $5,432 and $7,794 as of December 31, 1997 and 1996                                 5,374               7,805
Loans receivable - net                                                                      111,319             107,918
Loans held for sale - at lower of cost or market                                                684               1,076
Real estate acquired through foreclosure                                                         82                  -
Office premises and equipment - at depreciated cost                                           2,065               2,057
Federal Home Loan Bank stock - at cost                                                          943                 943
Federal Reserve Bank stock - at cost                                                             -                   80
Accrued interest receivable on loans                                                            916                 819
Accrued interest receivable on mortgage-backed and related securities                           117                  78
Accrued interest receivable on investments and interest-earning deposits                         65                 171
Goodwill - net of accumulated amortization                                                      245                 272
Cash surrender value of life insurance                                                          776                 747
Prepaid expenses and other assets                                                               141                 169
Prepaid federal income taxes                                                                     -                    4
Deferred tax asset                                                                              681                 628
                                                                                           --------            --------

         Total assets                                                                      $137,049            $145,541
                                                                                            =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY                                                1997                1996

Deposits                                                                                   $114,955            $125,656
Advances from the Federal Home Loan Bank                                                      2,000               1,100
Advances by borrowers for taxes and insurance                                                    53                  70
Accrued interest payable                                                                        463                 279
Other liabilities                                                                             1,524               1,422
Dividends payable                                                                                60                  -
Minority interest in consolidated subsidiary                                                     -                  209
Accrued federal income taxes                                                                      5                  -
                                                                                       ------------           --------
         Total liabilities                                                                  119,060             128,736



Commitments                                                                                      -                   -



Shareholders' equity
  Preferred stock - 2,000,000 shares without par value
    authorized; no shares issued                                                                 -                   -
  Common stock - 5,000,000 shares without par value authorized;
    1,190,250 shares issued and outstanding                                                      -                   -
  Additional paid in capital                                                                 11,229              11,173
  Retained earnings - substantially restricted                                                7,797               6,635
  Shares acquired by stock benefit plans                                                     (1,005)               (952)
  Unrealized losses on securities designated as available for sale,
    net of related tax effects                                                                  (32)                (51)
                                                                                        -----------         -----------
         Total shareholders' equity                                                          17,989              16,805
                                                                                           --------            --------

         Total liabilities and shareholders' equity                                        $137,049            $145,541
                                                                                            =======             =======




The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                       CONSOLIDATED STATEMENTS OF EARNINGS

                             Year ended December 31,
                        (In thousands, except share data)


                                                                                    1997            1996           1995
Interest income
  Loans                                                                           $  9,030          $4,551         $4,240
  Mortgage-backed and related securities                                               733             574            670
  Investment securities                                                                277             562            777
  Interest-earning deposits and other                                                  322             188            107
                                                                                  --------          ------         ------
         Total interest income                                                      10,362           5,875          5,794

Interest expense
  Deposits                                                                           4,914           3,349          3,419
  Borrowings                                                                           135              63            175
                                                                                  --------         -------         ------
         Total interest expense                                                      5,049           3,412          3,594
                                                                                   -------           -----          -----

         Net interest income                                                         5,313           2,463          2,200

Provision for losses on loans                                                          304              22            150
                                                                                  --------         -------         ------

         Net interest income after provision for losses on loans                     5,009           2,441          2,050

Other income
  Insurance commissions                                                                 -              200            175
  Gain on sale of loans                                                                127              -              -
  Gain on sale of Hanover branch and related deposits                                  206              -              -
  Loss on sale of investment, mortgage-backed and related securities                    (6)             (9)            -
  Gain on sale of subsidiary                                                            -              141             -
  Service fees, charges and other operating                                            807             246            187
                                                                                  --------          ------         ------
         Total other income                                                          1,134             578            362

General, administrative and other expense
  Employee compensation and benefits                                                 2,165           1,203            998
  Occupancy and equipment                                                              527             284            212
  Federal deposit insurance premiums                                                    50             684            177
  Amortization of goodwill                                                              27               7              7
  Data processing                                                                      224             282            237
  Other operating                                                                    1,010             410            335
                                                                                   -------          ------         ------
         Total general, administrative and other expense                             4,003           2,870          1,966
                                                                                   -------           -----          -----

         Earnings before income taxes                                                2,140             149            446

Income taxes
  Current                                                                              893             124            245
  Deferred                                                                             (63)            (48)           (57)
                                                                                 ---------         -------        -------
         Total income taxes                                                            830              76            188
                                                                                  --------         -------         ------

         NET EARNINGS                                                             $  1,310        $     73        $   258
                                                                                   =======         =======         ======

         EARNINGS PER SHARE
           Basic                                                                     $1.19             N/A            N/A
                                                                                   =======         =======         ======

           Diluted                                                                   $1.18             N/A            N/A
                                                                                   =======         =======         ======

The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended December 31, 1997, 1996 and 1995
                        (In thousands, except share data)


                                                                                              Unrealized
                                                                                 Shares   gains (losses)
                                                                               acquired    on securities
                                                                 Additional    by stock       designated
                                                      Common        paid-in     benefit     as available   Retained
                                                       stock        capital       plans         for sale   earnings       Total

Balance at January 1, 1995                              $ -        $     -      $    -              $ -      $6,304    $  6,304

Net earnings for the year ended December 31, 1995         -              -           -                -         258         258
Unrealized gains on securities designated as
  available for sale, net of related tax effects          -              -           -                12         -           12
                                                         ---        -------      ------            -----      -----   ---------

Balance at December 31, 1995                              -              -           -                12      6,562       6,574

Reorganization to common stock form and
  issuance of shares in connection therewith - net        -          11,173        (952)              -          -       10,221
Net earnings for the year ended December 31, 1996         -              -           -                -          73          73
Unrealized losses on securities designated as
  available for sale, net of related tax effects          -              -           -               (63)        -          (63)
                                                         ---        -------      ------            -----      -----   ---------

Balance at December 31, 1996                              -          11,173        (952)             (51)     6,635      16,805

Purchase of shares for stock benefit plans                -              -         (174)              -          -         (174)
Amortization expense related to stock benefit plans       -              56         121               -           7         184
Cash dividends of $0.13 per common share                  -              -           -                -        (155)       (155)
Net earnings for the year ended December 31, 1997         -              -           -                -       1,310       1,310
Unrealized gains on securities designated as
  available for sale, net of related tax effects          -              -           -                19         -           19
                                                         ---        -------      ------             ----      -----   ---------

Balance at December 31, 1997                            $ -         $11,229     $(1,005)           $ (32)    $7,797     $17,989
                                                         ===         ======      ======             ====      =====      ======


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the year ended December 31,
                                 (In thousands)

                                                                                    1997            1996           1995
Cash flows from operating activities:
  Net earnings for the year                                                     $  1,310      $       73      $     258
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Amortization (accretion) of premiums  and discounts on
      investments, mortgage-backed and related securities - net                        1               2             (9)
    Loss on sale of investment, mortgage-backed and related securities
      designated as available for sale                                                 6               9             -
    Gain on sale of Hanover branch and related deposits                             (206)             -              -
    Loans originated for sale in the secondary market                             (6,538)         (1,076)            -
    Proceeds from sale of loans in the secondary market                            6,996              -              -
    Gain on sale of loans in the secondary market                                    (66)             -              -
    Amortization of deferred loan origination costs                                   73              83             85
    Provision for losses on loans                                                    304              22            150
    Depreciation and amortization                                                    223              91             68
    Amortization of goodwill                                                          27               7              7
    Amortization expense of stock benefit plans                                      184              -              -
    Gain on sale of subsidiary                                                        -             (141)            -
    Increase  (decrease) in cash, net of acquisition of Citizens  National Bank, due to changes in:
      Accrued interest receivable on loans                                           (97)             29            (67)
      Accrued interest receivable on mortgage-backed and related securities          (39)             (1)             7
      Accrued interest receivable on investments and interest-earning deposits       106             100             (4)
      Prepaid expenses and other assets                                               28             262             (6)
      Accrued interest payable                                                       184             (41)             6
      Other liabilities                                                              (47)            413             26
      Income taxes
        Current                                                                        9              22             (5)
        Deferred                                                                     (63)            (48)           (57)
                                                                               ---------       ---------      ---------
         Net cash provided by (used in) operating activities                       2,395            (194)           459

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                  2,000           3,500          1,000
  Proceeds from sale of investment securities designated as available for sale     2,698           2,153            101
  Purchase of mortgage-backed and related securities designated as available
    for sale                                                                      (1,350)           (729)            -
  Principal repayments on mortgage-backed and related securities                   3,072           2,110          1,417
  Proceeds from sale of mortgage-backed and related securities
    designated as available for sale                                               2,146              -              -
  Loan principal repayments                                                       43,220          17,114         13,708
  Loan disbursements                                                             (47,079)        (17,572)       (15,600)
  Additions to real estate acquired through foreclosure                               (1)             -              -
  Proceeds from sale of office premises and equipment                                405              -              -
  Purchase of office premises and equipment                                         (430)             (9)           (46)
  (Increase) decrease in certificates of deposit in
     other financial institutions - net                                             (797)            200             50
  Purchase of Federal Reserve Bank stock                                             (64)             -              -
  Proceeds from sale of Federal Reserve Bank stock                                   144              -              -
  Purchase of single premium life insurance                                           -             (188)            -
  Increase in cash surrender value of life insurance                                 (29)            (24)           (26)
  Proceeds from sale of subsidiary - net                                              -              282             -
  Acquisition of Citizens National Bank common stock - net                            -            2,018             -
                                                                                 -------         -------        ------
         Net cash provided by investing activities                                 3,935           8,855            604
                                                                                 -------         -------       --------

         Net cash provided by operating and investing
           activities (subtotal carried forward)                                   6,330           8,661          1,063
                                                                                 -------         -------        -------

                              River Valley Bancorp
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             Year ended December 31,
                                 (In thousands)


                                                                          1997          1996          1995
         Net cash provided by operating and investing
           activities (subtotal brought forward)                       $  6,330      $  8,661      $  1,063

Cash flows provided by (used in) financing activities:
  Decrease in deposit accounts                                           (3,913)       (6,222)         (224)
  Decrease in deposit accounts due to the sale of a branch               (6,788)           --            --
  Proceeds from Federal Home Loan Bank advances                           7,000            --         2,000
  Repayment of Federal Home Loan Bank advances                           (6,100)       (6,371)       (2,515)
  Advances by borrowers for taxes and insurance                             (17)            7            (1)
  Proceeds from issuance of common stock                                     --        11,173            --
  Acquisition of common stock for stock benefit plans                      (174)         (952)           --
  Dividends on common stock                                                (155)           --            --
                                                                       --------      --------      --------
         Net cash used in financing activities                          (10,147)       (2,365)         (740)
                                                                       --------      --------      --------

Net increase (decrease) in cash and cash equivalents                     (3,817)        6,296           323

Cash and cash equivalents at beginning of year                            8,685         2,389         2,066
                                                                       --------      --------      --------

Cash and cash equivalents at end of year                               $  4,868      $  8,685      $  2,389
                                                                       ========      ========      ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                               $    618      $     84      $    191
                                                                       ========      ========      ========

    Interest on deposits and borrowings                                $  4,865      $  3,201      $  3,588
                                                                       ========      ========      ========


Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure     $     81      $     --      $     --
                                                                       ========      ========      ========

  Transfer of investment securities to an available for sale
    classification in accordance with SFAS No. 115                     $     --      $     --      $  5,000
                                                                       ========      ========      ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                               $     19      $    (63)     $     12
                                                                       ========      ========      ========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 122                                                       $     61      $     --      $     --
                                                                       ========      ========      ========

  Liabilities assumed and cash paid in acquisition of
    Citizens National Bank                                             $     --      $ 64,055      $     --

  Less:  Fair value of assets received                                       --        63,783            --
                                                                       --------      --------      --------

  Amount assigned to goodwill                                          $     --      $    272      $     --
                                                                       ========      ========      ========


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    On March 5, 1996, the Board of Directors of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Bank would convert to the stock form of ownership, followed by the issuance of all of the Bank's outstanding stock to a newly formed holding company, River Valley Bancorp (the "Corporation"). Pursuant to the Plan, the Corporation offered for sale up to 1,190,250 common shares to certain depositors of the Bank and members of the community. The conversion was completed on December 20, 1996, and resulted in the issuance of 1,190,250 common shares of the Corporation which, after consideration of offering and acquisition expenses totaling approximately $730,000, and shares purchased by the ESOP totaling $952,000, resulted in net capital proceeds of $10.2 million. In December 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase Citizens National Bank of Madison ("Citizens') in a transaction accounted for using the purchase method of accounting. On November 20, 1997, Citizens and River Valley Financial merged. Condensed financial statements of the Corporation are presented in Note L.

    The Corporation is a financial institution holding company whose activities are primarily limited to holding the stock of River Valley Financial. The Bank conducts a general banking business in southeastern Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for consumer, residential and commercial purposes. River Valley Financial's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of significant accounting policies which, with the exception of the policy described in Note A-3, have been consistently applied in the preparation of the accompanying consolidated financial statements.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Bank and its subsidiary, Madison First Service Corporation ("First Service"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-Backed and Related Securities

    The Corporation accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at market value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. In November 1995, the Financial Accounting Standards Board (the "FASB") issued a "Special Report on the Implementation of SFAS No. 115", which permitted the reclassification of securities between held-to-maturity and available for sale without calling into question management's prior intent with respect to such securities. The Bank transferred approximately $5.0 million of investment securities previously identified as held-to-maturity to an available for sale classification. At December 31, 1997 and 1996, the Corporation's shareholders' equity included unrealized losses on securities designated as available for sale, net of related tax effects, of $32,000 and $51,000, respectively. Realized gains and losses on the sale of investment and mortgage-backed and related securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for unamortized yield adjustments, including deferred loan origination costs and capitalized mortgage servicing rights, and the allowance for loan losses. The yield adjustments are amortized and accreted to operations using the interest method over the average life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    Loans held for sale are carried at the lower of acquisition cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 1997 and 1996, loans held for sale were carried at cost, which approximated fair value.

    At December 31, 1997 and 1996, the Bank was servicing approximately $28.6 million and $26.5 million, respectively, of mortgage loans that have been sold to the Federal Home Loan Mortgage Corporation.

    The Corporation retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. In June 1994, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    SFAS No. 122 was effective for fiscal years beginning after December 15, 1995, (January 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited, and earlier adoption was encouraged. Management adopted SFAS No. 122 as of January 1, 1996, without material effect on the Corporation's consolidated financial condition or results of operations.

    The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 122, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Bank recorded amortization related to mortgage servicing rights totaling approximately $18,000 for the year ended December 31, 1997. At December 31, 1997 and 1996, the fair value of the Corporation's mortgage servicing rights totaled approximately $113,000 and $72,000, respectively.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees and Costs

    The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, all origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

    Fees received for loan commitments that are expected to be drawn upon, based on the Corporation's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

    It is the Corporation's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based upon management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term.

    The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans (continued)

    Under SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in nonresidential, commercial, and multifamily residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    It is generally the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 1997 and 1996, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

    6.  Real Estate Acquired through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the property's fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Depreciation of office premises and equipment is computed using the straight-line method over the estimated useful lives of the assets, estimated to be thirty to forty-five years for buildings, three to ten years for furniture and equipment, and three years for automobiles.

    8.  Amortization of Goodwill

    Amortization of goodwill arising from the Corporation's acquisition of Citizens is provided using the straight-line method over an estimated life of ten years.

    Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Amortization of Goodwill (continued)

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective January 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

    9.  Income Taxes

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from different methods of accounting for deferred loan origination costs, the allowance for valuation decline on mortgage-related securities, the general loan loss allowance, the percentage of earnings bad debt deduction and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

    10.  Retirement and Incentive Plans

    Qualified employees of Madison First Federal are covered by noncontributory retirement plans. There were no unfunded past service liabilities at December 31, 1997 and 1996. First Service has no qualified employees.

    Employees of Madison First Federal are covered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"), which is a defined benefit pension plan to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Retirement and Incentive Plans (continued)

    The Fund had previously advised the Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Because of the continuing overfunded status of the Fund, no contributions were made to the pension plan during the years ended December 31, 1997, 1996 and 1995. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

    In addition to providing Madison First Federal employees with noncontributory retirement plans, the Bank has a supplemental retirement plan, which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Bank is the beneficiary. Costs of the purchase of the single premium life insurance policies amounted to $668,000. Expense under the supplemental retirement plan totaled approximately $3,000 for each of the years ended December 31, 1997, 1996 and 1995.

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during the year. Expense recognized related to the ESOP totaled approximately $200,000 and $65,000 for the years ended December 31, 1997 and 1996, respectively.

    During 1997, the Corporation implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the employer. The Bank's contributions to the plan totaled approximately $48,000 for the year ended December 31, 1997.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 95,220 unallocated ESOP shares, totaled 1,095,030 for the year ended December 31, 1997.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share (continued)

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,106,858 for the year ended December 31, 1997. There were 11,828 incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the year ended December 31, 1997.

    The provisions of SFAS No. 128, "Earnings Per Share," were not applicable for the years ended December 31, 1996 and 1995, as the Corporation completed its conversion to stock form in December 1996.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-earning deposits in other financial institutions with original maturities of less than ninety days.

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

    14.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)


        Cash and cash equivalents and certificates of deposit in other financial institutions: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents and certificates of deposit in other financial institutions are deemed to approximate fair value.

        Investment and mortgage-backed and related securities: Fair values for investment and mortgage-backed and related securities are based on quoted market prices and dealer quotes.

        Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values.

        Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

        Federal Reserve Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

        Deposits: The fair values of deposits with no stated maturity, such as NOW and super NOW accounts, passbook accounts and money market demand accounts are deemed to approximate the amount payable on demand as of December 31, 1997 and 1996. The fair values for fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

        Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)

        Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 1997 and 1996, was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                          1997                              1996
                                                               Carrying           Fair            Carrying         Fair
                                                                  value          value               value        value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                                $  4,868     $    4,868          $    8,685   $    8,685
      Certificates of deposit in other financial institutions       897            897                 100          100
      Investment securities designated as available for sale        772            772               3,448        3,448
      Investment securities                                       3,500          3,444               5,500        5,434
      Mortgage-backed and related securities designated
        as available for sale                                     3,604          3,604               5,041        5,041
      Mortgage-backed and related securities - at cost            5,374          5,432               7,805        7,794
      Loans receivable - net                                    112,003        114,676             108,994      108,775
      Federal Home Loan Bank stock                                  943            943                 943          943
      Federal Reserve Bank stock                                     -              -                   80           80
                                                              ---------      ---------         -----------  -----------

                                                               $131,961       $134,636            $140,596     $140,300
                                                                =======        =======             =======      =======

    Financial liabilities
      Deposits                                                 $114,955       $113,974            $125,656     $123,716
      Advances from the Federal Home Loan Bank                    2,000          2,000               1,100        1,099
      Advances by borrowers for taxes and insurance                  53             53                  70           70
                                                              ---------      ---------         -----------  -----------

                                                               $117,008       $116,027            $126,826     $124,885
                                                                =======        =======             =======      =======

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Amortized cost and estimated fair values of investment securities at December 31 are summarized as follows:

                                                              1997                             1996
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Held to maturity:
      U.S. Government agency obligations                $3,500         $3,444            $5,500         $5,434

    Available for sale:
      U.S. Government agency obligations                   498            494             2,997          2,980
      Municipal obligations                                276            278               474            468
                                                        ------         ------            ------         ------
                                                           774            772             3,471          3,448
                                                        ------         ------             -----          -----

         Total investment securities                    $4,274         $4,216            $8,971         $8,882
                                                         =====          =====             =====          =====


At December 31, 1997 and 1996, the cost carrying value of the Corporation's investment securities held to maturity exceeded fair value by $56,000 and $66,000, respectively, comprised solely of gross unrealized losses.

The amortized cost and estimated fair value of U. S. Government agency obligations designated as held to maturity at December 31 by term to maturity are shown below. Maturity dates do not reflect effects of call provisions inherent in the bonds' contractual terms.


                                                            1997                               1996
                                                                  Estimated                          Estimated
                                                   Amortized           fair           Amortized           fair
                                                        cost          value                cost          value
                                                                           (In thousands)

    Due in one year or less                           $2,500         $2,492              $2,000         $1,998
    Due in one to three years                          1,000            952               2,500          2,474
    Due in three to five years                            -              -                1,000            962
                                                       -----          -----               -----         ------

                                                      $3,500         $3,444              $5,500         $5,434
                                                       =====          =====               =====          =====

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency obligations and municipal obligations designated as available for sale at December 31, 1997 and 1996, by term to maturity are shown below.


                                               1997                                1996
                                                    Estimated                            Estimated
                                    Amortized            fair             Amortized           fair
                                         cost           value                  cost          value
                                                            (In thousands)

    Due in one to three years            $ -             $ -                 $2,000         $1,999
    Due in three to five years            498             494                   997            981
    Due in five to ten years              276             278                   474            468
                                          ---             ---                ------         ------

                                         $774            $772                $3,471         $3,448
                                          ===             ===                 =====          =====

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as held to maturity at December 31, 1997 and 1996 are shown below.


                                                                                            1997
                                                                                   Gross           Gross      Estimated
                                                                Amortized     unrealized      unrealized           fair
                                                                     cost          gains          losses          value
                                                                                       (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                                   $2,448         $    6           $ (17)        $2,437
    Government National Mortgage Association
      participation certificates                                    1,935             46              -           1,981
    Federal National Mortgage Association
      participation certificates                                      973             23              -             996
      Interest-only certificates                                       18             -               -              18
                                                                  -------             --              --        -------

                                                                   $5,374          $  75           $ (17)        $5,432
                                                                    =====           ====            ====          =====


                                                                                           1996
                                                                                   Gross           Gross      Estimated
                                                                Amortized     unrealized      unrealized           fair
                                                                     cost          gains          losses          value
                                                                                     (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                                   $4,852         $    3           $ (32)        $4,823
    Government National Mortgage Association
      participation certificates                                    1,805             24              (8)         1,821
    Federal National Mortgage Association
      participation certificates                                    1,116              2              -           1,118
      Interest-only certificates                                       32             -               -              32
                                                                  -------             --              --        -------

                                                                   $7,805          $  29           $ (40)        $7,794
                                                                    =====           ====            ====          =====

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed and related securities held to maturity at December 31, 1997, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                  Amortized cost
                                                  (In thousands)

    Due within one year                                  $   981
    Due after one to three years                           2,260
    Due after three to five years                             48
    Due after ten to twenty years                             86
    Due after twenty years                                 1,999
                                                           -----
                                                          $5,374
                                                          ======

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as available for sale at December 31, 1997 and 1996 are shown below.

                                                                                 1997
                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                             (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   915           $  11          $  (1)       $   925
    Government National Mortgage Association
      participation certificates                             451              -              (1)           450
    Federal National Mortgage Association
      participation certificates                           1,657               4            (44)         1,617
    Collateralized mortgage obligations                      627              -             (15)           612
                                                          ------           -----           ----         ------

                                                          $3,650           $  15           $(61)        $3,604
                                                          ======           =====           ====         ======

                                                                                1996
                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                            (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   988           $  11          $  (1)       $   998
    Government National Mortgage Association
      participation certificates                           1,368               4             -           1,372
    Federal National Mortgage Association
      participation certificates                           2,110               1            (42)         2,069
    Collateralized mortgage obligations                      628              -             (26)           602
                                                          ------           -----           ----         ------

                                                          $5,094           $  16           $(69)        $5,041
                                                          ======           =====           ====         ======

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed and related securities designated as available for sale at December 31, 1997, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.
                                            Amortized cost
                                            (In thousands)

    Due within three years                      $     14
    Due after three to five years                    551
    Due after five to ten years                       61
    Due after ten to twenty years                    924
    Due after twenty years                         2,097
                                                   -----
                                                  $3,647
                                                  ======

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                                        1997           1996
                                                             (In thousands)
    Residential real estate
      One-to-four family residential                 $  71,388      $  67,417
      Multi-family residential                           2,781          3,416
      Construction                                       3,652          4,895
    Nonresidential real estate and land                 14,703         14,960
    Consumer and other                                  19,852         19,781
    Deferred loan origination costs                        202            226
                                                    ----------     ----------
                                                       112,578        110,695
    Less:
      Undisbursed portion of loans in process               99          1,703
      Allowance for loan losses                          1,160          1,074
                                                     ---------      ---------

                                                      $111,319       $107,918
                                                      ========       ========

    As depicted above, the Bank's lending efforts have historically focused on one-to-four family residential real estate loans, multi-family residential real estate loans and construction real estate loans, which comprise approximately $77.8 million, or 69%, of the total loan portfolio at December 31, 1997 and approximately $75.7 million, or 68%, of the total loan portfolio at December 31, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas of southeastern Indiana and northwestern Kentucky, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending areas are presently stable.

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE (continued)

    In the ordinary course of business, the Bank has granted loans to some of its officers, directors and their related business interests. Related party loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to related parties was approximately $462,000 and $541,000 at December 31, 1997 and 1996, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                   1997           1996           1995
                                                            (In thousands)

    Balance at beginning of year                 $1,074        $   407           $252
    Provision for losses on loans                   304             22            150
    Allowance for loan losses of Citizens            -             648             -
    Charge-offs of loans                           (269)            (3)            -
    Recoveries of loan losses                        51             -               5
                                                -------          -----          -----

    Balance at end of year                       $1,160         $1,074           $407
                                                  =====          =====            ===

    As of December 31, 1997, the Corporation's allowance for loan losses was comprised of a general loan loss allowance of approximately $1.1 million, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of approximately $23,000.

    The Corporation had nonperforming loans totaling $718,000, $819,000 and $8,000 at December 31, 1997, 1996 and 1995, respectively.

    The Corporation had no material loss of interest income related to such nonperforming loans during the years ended December 31, 1997, 1996 and 1995.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at December 31 are comprised of the following:


                                              1997                1996
                                                    (In thousands)

    Land and improvements                  $   662             $   718
    Office buildings and improvements        1,750               2,107
    Leasehold improvements                     115                 115
    Furniture, fixtures and equipment        1,943               1,742
    Automobiles                                 32                  16
                                           -------             -------
                                             4,502               4,698
    Less accumulated depreciation            2,437               2,641
                                             -----               -----

                                            $2,065              $2,057
                                             =====               =====

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and                                    1997                      1996
    weighted-average interest rate             Amount        %             Amount         %
                                                        (Dollars in thousands)

    Non-interest bearing accounts          $    5,628          4.9      $    5,951           4.7
    NOW accounts
      1997 - 2.57%                             15,424         13.4
      1996 - 2.56%                                                          21,089          16.8
    Money market demand accounts
      1997 - 2.93%                              8,257          7.2
      1996 - 2.94%                                                           9,623           7.7
    Passbook accounts
      1997 - 3.42%                             21,411         18.7
      1996 - 3.36%                                                          21,718          17.3
                                             --------       -----         --------        ------
    Total demand, transaction and
      passbook deposits                        50,720         44.2          58,381          46.5

    Certificates of deposit
      4.00 - 4.99%
        4.82% in 1997                          13,016         11.3
        4.80% in 1996                                                      11,647            9.3
      5.00 - 5.99%
        5.40% in 1997                          36,010         31.3
        5.41% in 1996                                                      41,560           33.1
      6.00 - 6.99%
        6.22% in 1997                          12,312         10.7
        6.28% in 1996                                                      11,144            8.9
      7.00 - 7.99%
        7.50% in 1997                           2,896          2.5
        7.49% in 1996                                                       2,923            2.3
      8.00 - 8.99%
        8.25% in 1997                               1            -
        8.25% in 1996                                                           1             -
                                             --------       -----         --------        ------

    Total certificates of deposit              64,235         55.8          67,275          53.5
                                             --------       -----         --------        ------

    Total deposit accounts                   $114,955       100.0         $125,656         100.0
                                             ========       =====         ========        ======


    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled approximately $7.8 million and $9.7 million at December 31, 1997 and 1996, respectively.

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                          1997           1996           1995
                                                   (In thousands)

    Passbook                           $   708        $   539        $   524
    NOW accounts                           435            206            176
    Money market deposit accounts          480            234            243
    Certificates of deposit              3,291          2,370          2,476
                                         -----          -----          -----

                                        $4,914         $3,349         $3,419
                                         =====          =====          =====

    Maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                            1997             1996
                                                 (In thousands)

    Less than one year                   $45,842          $47,948
    One year to three years               16,970           16,563
    More than three years                  1,423            2,764
                                         -------          -------

                                         $64,235          $67,275
                                          ======           ======

    As a result of the Corporation's acquisition of Citizen's, regulatory authorities required the sale of one of the Bank's retail branches. A definitive agreement was reached in 1996, which provided for the purchaser to acquire the branch facility for a price approximating book value, while assuming the branch deposits, which totaled $6.8 million, for a premium on core deposits. The transaction was consummated in 1997 and resulted in an after-tax gain of $125,000.


NOTE G - ADVANCES FROM FEDERAL HOME LOAN BANK

    Federal Home Loan Bank advances, collateralized at December 31, 1997, by certain residential mortgage loans totaling $3.2 million and the Bank's investment in Federal Home Loan Bank stock, are shown below:

    Interest         Maturing year
       rate            ending in           1997                1996
                                                 (In thousands)

    7.35%                 1997         $   -                 $1,100
    6.12%                 1998           2,000                   -
                                         -----                ----

                                       $2,000                $1,100
                                        =====                 =====

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE H - INCOME TAXES

    The provision for income taxes on earnings differs from that computed at the expected statutory corporate tax rate at December 31 as follows:

                                                          1997         1996         1995
                                                                 (In thousands)
    Federal income taxes computed at
      expected statutory rate                             $728          $51         $152
    State taxes, net of federal benefits                   125            9           39
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                               9            2            2
      Other (primarily nontaxable income in 1997)          (32)          14           (5)
                                                          ----           --        -----
    Income tax provision per consolidated
      financial statements                                $830          $76         $188
                                                           ===           ==          ===

    Effective tax rate                                    38.8%        51.0%        42.2%
                                                          ====         ====         ====

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:

    Taxes (payable) refundable on temporary                     1997           1996
    differences at statutory rate:                                (In thousands)
    Deferred tax liabilities:
      Deferred loan origination costs                       $    (69)         $ (77)
      Difference between book and tax depreciation               (63)           (71)
      Percentage of earnings bad debt deduction                 (202)          (121)
      Mortgage servicing rights                                  (38)            -
                                                             -------             -
         Total deferred tax liabilities                         (372)          (269)

    Deferred tax assets:
      Deferred compensation                                       59             42
      Allowance for valuation decline on
        mortgage-related securities                               90             90
      General loan loss allowance                                447            282
      Benefit plan expense                                        62             -
      Unrealized loss on securities designated as
        available for sale                                        16             25
      Purchase accounting adjustments related to asset
        valuation adjustments                                    378            458
      Other                                                        1             -
                                                            --------             -
         Total deferred tax assets                             1,053            897
                                                               -----            ---

         Net deferred tax asset                              $   681           $628
                                                              ======            ===

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE H - INCOME TAXES (continued)

    Madison First Federal was allowed a special bad debt deduction based on a percentage of earnings generally limited to 8% of otherwise taxable income or the amount of qualifying and nonqualifying loans outstanding, and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. Retained earnings at December 31, 1997 includes approximately $2.4 million for which federal income taxes have not been provided. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $705,000 at December 31, 1997. See Note N for additional information regarding future percentage of earnings bad debt deductions.


NOTE I - COMMITMENTS AND CONTINGENCIES

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1997, the Bank had outstanding commitments of approximately $3.4 million to originate residential one-to-four family real estate loans, of which $2.4 million were comprised of 6.75% to 8.50% fixed-rate loans and $1.0 million were comprised of 7.00% to 8.50% variable rate loans. Additionally, the Bank had commitments to originate loans secured by other real estate and non-mortgage loans totaling $507,000 and $120,000, respectively, as of December 31, 1997. The Bank also had unused lines of credit under home equity loans and commercial loans of approximately $1.4 million and $2.6 million, respectively, at December 31, 1997, and commercial letters of credit totaling $47,000 at that date. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1997, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flows from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE I - COMMITMENTS AND CONTINGENCIES (continued)

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.


NOTE J - LEASES

    In connection with the acquisition of the Citizens, the Corporation assumed leases of branch banking facilities. For the lease of the banking facility in the Wal-Mart Supercenter in Madison, the Corporation is to make payments of approximately $23,000 and $17,000 in 1998 and 1999, respectively. The original lease expires in September 1999, but does contain two renewable five year options at a maximum lease payment of approximately $29,000 per year. The Bank also leases its downtown office with estimated annual payments of $6,000 for 1998 under a year-to-year lease agreement.


NOTE K - STOCK OPTION PLAN

    In June 1997, the Corporation adopted the 1997 Stock Option Plan that provides for the issuance of 119,025 shares of common stock. Options to purchase 117,648 shares were granted during 1997 at an exercise price equal to the fair value at the date of grant.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE K - STOCK OPTION PLAN (continued)

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          1997

    Net earnings (in thousands)    As reported           $1,310
                                                         ======

                                     Pro-forma           $1,269
                                                         ======

    Earnings per share
      Basic                        As reported            $1.19
                                                         ======

                                     Pro-forma            $1.16
                                                         ======

      Diluted                      As reported            $1.18
                                                         ======

                                     Pro-forma            $1.15
                                                         ======

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: dividend yield of 1.013%, expected volatility of 10.0%, a risk-free interest rate of 5.5% and expected lives of seven years.

    A summary of the status of the Corporation's stock option plan as of December 31, 1997, and changes during the period then ended is presented below:

                                                                  Weighted-
                                                                    average
                                                                   exercise
                                                     Shares           price

    Outstanding at beginning of year                     -       $    -
    Granted                                         117,648           14.81
    Exercised                                            -            -
    Forfeited                                        12,499           14.81
                                                   --------           -----

    Outstanding at end of year                      105,149          $14.81
                                                    =======           =====

    Options exercisable at year-end                      -
                                                    =======
    Weighted-average fair value of
      options granted during the year                 $4.74
                                                    =======

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE K - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at December 31, 1997:

    Number outstanding                                                105,149
    Range of exercise prices                                 $14.78 - $17.875
    Weighted-average exercise price                                    $14.81
    Weighted-average remaining contractual life                     9.5 years


NOTE L - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP

    The following condensed financial statements summarize the financial position of River Valley Bancorp at December 31, 1997 and 1996, and the results of its operations and its cash flows for the periods ended December 31, 1997 and 1996.

                              River Valley Bancorp
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)

         ASSETS                                                1997              1996

    Cash and interest-earning deposits                        $   374         $     655
    Investment in subsidiaries                                 17,744            16,453
    Prepaid expenses and other assets                              65                -
                                                               ------            ------

         Total assets                                         $18,183           $17,108
                                                               ======            ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Other liabilities                                       $     194        $       94
    Minority interest in consolidated subsidiary                   -                209
                                                               ------            ------
                                                                  194               303

    Shareholders' equity
      Preferred stock                                              -                 -
      Common stock                                                 -                 -
      Additional paid in capital                               11,229            11,173
      Retained earnings                                         7,797             6,635
      Shares acquired by stock benefit plans                   (1,005)             (952)
      Unrealized losses on securities
        designated as available
        for sale, net of related tax effects                      (32)              (51)
                                                               ------            ------
             Total shareholders' equity                        17,989            16,805
                                                               ------            ------

             Total liabilities and shareholders' equity       $18,183           $17,108
                                                               ======            ======

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE L - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP (continued)

                              River Valley Bancorp
                             STATEMENTS OF EARNINGS
                           Periods ended December 31,
                                 (In thousands)

                                                   1997             1996
    Revenue
      Interest income                             $   81           $    -
      Equity in earnings of subsidiaries           1,390                2
                                                  ------           ------
                                                   1,471                2

    General, administrative and other expense        243                -
                                                  ------           ------

         Earnings before income tax credits        1,228                2

    Income tax credits                                82                -
                                                  ------           ------

         NET EARNINGS                             $1,310           $    2
                                                  ======           ======


                              River Valley Bancorp
                            STATEMENTS OF CASH FLOWS
                           Periods ended December 31,
                                 (In thousands)

                                                                  1997             1996
    Cash flows from operating activities:
      Net earnings for the year                                  $1,310         $      2
      Increase (decrease) in cash due to changes in:
        Prepaid expenses and other assets                           (65)              -
        Other liabilities                                          (109)              94
        Undistributed net earnings of subsidiary                 (1,390)              (2)
        Amortization expense of stock benefit plans                 128               -
                                                                 ------         --------
                                                                   (126)              94

    Cash flows from financing activities:
      Proceeds from issuance of common stock                         -            11,173
      Acquisition of stock by stock benefit plans                    -              (952)
      Acquisition of Citizens National Bank                          -            (4,588)
      Purchase of shares in River Valley Financial                   -            (5,072)
      Dividends on common stock                                    (155)              -
                                                                 ------         --------
                                                                   (155)             561
                                                                 ------         --------

    Net increase (decrease) in cash and cash equivalents           (281)             655

    Cash and cash equivalents at beginning of year                  655               -
                                                                 ------         --------

    Cash and cash equivalents at end of year                     $  374         $    655
                                                                 ======         ========

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE M - REGULATORY CAPITAL

    The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The OTS's minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    At December 31, 1997 and 1996, management believes that the Bank met all capital adequacy requirements to which it is subject.

    1997:                                                                                        To be "well-
                                                           For capital               prompt corrective
                                   Actual                adequacy purposes          action provisions
                               Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                        (Dollars in thousands)

    Tangible capital          $17,566    12.9%          *$2,047     *1.5%           *$6,824      *  5.0%

    Core capital              $17,566    12.9%          *$4,095     *3.0%           *$8,189      *  6.0%

    Risk-based capital        $18,703    20.8%          *$6,944     *8.0%           *$8,680      *10.0%

--------------
*  Equal to or greater than

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE M - REGULATORY CAPITAL (continued)


    1996:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $11,713    14.0%          *$1,252     *1.5%           *$4,173      *  5.0%

    Core capital                        $11,713    14.0%          *$2,503     *3.0%           *$5,006      *  6.0%

    Risk-based capital                  $12,136    27.6%          *$3,515     *8.0%           *$4,394      *10.0%

--------------
*  Equal to or greater than

    At December 31, 1997, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $10.0 million and $10.7 million, respectively.

    The FDIC has adopted risk-based capital ratio guidelines to which Citizens was subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for categories perceived as representing greater risk.

    These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE M - REGULATORY CAPITAL (continued)

    Management believes that Citizens met all capital adequacy requirements to which it was subject as of December 31, 1996.

                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tier I leverage                      $4,512      7.2%         *$3,122     *4.0%           *$3,903      *  5.0%

    Tier I capital (to risk-
      weighted assets)                   $4,512      9.9%         *$1,818     *4.0%           *$2,727      *  6.0%

    Total capital (to risk-
      weighted assets)                   $5,160    11.4%          *$3,635     *8.0%           *$4,544      *10.0%
--------------
*  Equal to or greater than


    The Bank is subject to limitations on the payment of dividends by the banking regulatory authorities. Under OTS regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in an amount not to exceed the greater of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year, or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Bank had the ability to pay dividends of approximately $4.3 million to the Corporation at December 31, 1997.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE N - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Bank had $76.6 million in deposits at March 31, 1995, resulting in an assessment of approximately $503,000, or $289,000 after tax, which was charged to operations in 1996.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 2000. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Bank is required to recapture as taxable income approximately $360,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve over six years.


NOTE O - CONVERSION TO STOCK FORM AND BUSINESS COMBINATION

    On March 5, 1996, the Bank's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Bank would convert to the stock form of ownership, followed by the issuance of all of the Bank's outstanding stock to a newly formed holding company, River Valley Bancorp. Pursuant to the Plan, the Bank offered for sale up to 1,190,250 common shares to its depositors and members of the community. The offering was completed in December 1996, resulting in net capital proceeds of $10.2 million.

    At the date of the conversion, the Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible deposit account holders who maintained deposit accounts in the Bank after conversion.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1997, 1996 and 1995


NOTE O - CONVERSION TO STOCK FORM AND BUSINESS COMBINATION (continued)

    In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

    The Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Bank's shareholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

    In 1995, the Bank had entered into a purchase agreement (the "Agreement") with the majority shareholder of Citizens. The Agreement, as subsequently amended, stated that the Corporation would purchase approximately 120,000 shares, representing 95.6% of Citizen's outstanding common stock, for total cash consideration of approximately $3.0 million. The acquisition was consummated in 1996, and was accounted for using the purchase method of accounting.

    Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the acquisition had been consummated as of the beginning of each of the years ended December 31, 1996 and 1995.

                                                    1996            1995
                                                        (In thousands)
                                                         (Unaudited)

    Total interest income                          $10,211         $9,489
    Total interest expense                           5,640          5,414
                                                   -------          -----
         Net interest income                         4,571          4,075

    Provision for losses on loans                      252            254
    Other income                                     1,164            925
    General, administrative and other expense        5,049          3,451
                                                   -------          -----

         Earnings before income taxes                  434          1,295

    Federal income taxes                               150            443
                                                  --------         ------

         Net earnings                            $     284        $   852
                                                  ========         ======

                              River Valley Bancorp

                        December 31, 1997, 1996 and 1995


NOTE O - CONVERSION TO STOCK FORM AND BUSINESS COMBINATION (continued)

    The Bank owns 100% of the outstanding capital stock of First Service which owned 100% of the outstanding capital stock of McCauley Insurance Agency ("McCauley").

    As mandated by the regulatory authorities during the approval process of the Plan, First Service had to divest its interest in McCauley. The sale of McCauley was consummated in 1996, resulting in a gain on sale totaling $141,000.

                                     NOTES
================================================================================

                      GENERAL INFORMATION FOR SHAREHOLDERS


Transfer Agent and Registrar:                   Shareholder and General Inquiries:

Corporate Trust Services                        River Valley Bancorp
Fifth Third Center                              Attn:  James E. Fritz
38 Fountain Square Plaza                        303 Clifty Drive, P.O. Box 1590
Cincinnati, Ohio  45263                         Madison, Indiana  47250
Tel: (513)579-5417   Fax: (513)744-6785         Tel: (812)273-4949   Fax: (812)273-4944


Corporate Counsel:                              Special Counsel:

Lonnie D. Collins, Attorney                     Barnes & Thornburg
426 E. Main Street                              11 S. Meridian Street
Madison, Indiana  47250                         Indianapolis, Indiana  46204
Tel: (812)265-3616   Fax: (812)273-3143         Tel: (317)638-1313   Fax: (317)231-7433


Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-K may be obtained without charge by contacting the Corporation.


Offices of River Valley Financial Bank:

Hilltop:          303 Clifty Drive
                  430 Clifty Drive
Downtown:         233 East Main Street
                  307 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on April 27, 1998, at 3:00 PM, at the office of River Valley Bancorp, 303 Clifty Drive, Madison, IN 47250.

                               BOARD OF DIRECTORS


Fred W. Koehler

Chairman

Cecil L. Dorten
Vice Chairman

Earl W. Johann
Director

Michael J. Hensley
Director

Jonnie L. Davis
Director

James E. Fritz
Director & President

Robert W. Anger
Director & Loan Officer


********************

Lonnie D. Collins
Secretary

              EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK

James E. Fritz

Director & President

Robert D. Hoban
Executive Vice President -
Business Development &
Marketing

Mark A. Goley
Vice President - Senior Loan Officer

Robyne J. Hart
Vice President - Operations Officer

Larry C. Fouse
Controller

Robert W. Anger
Director & Loan Officer

                     OFFICERS OF RIVER VALLEY FINANCIAL BANK

Angela D. Adams
Branch Manager

James B. Allen
Branch Manager

Jerry D. Allen
Loan Officer

Isa K. Center
Training Coordinator

Kenneth L. Cull
Loan Officer

Barbara J. Eades
Customer Service Manager

V. Kay Kimmel
Loan Officer

Deanna J. Liter
Data Processing Officer

Linda L. Ralston
Customer Service Manager

Stephanie J. Rickerson
Customer Service Manager

Robert J. Schoenstein Jr.
Loan Officer

Patric W. Shimfessel
Loan Officer

Loy M. Skirvin
Human Resources Manager

Sandra S. Stretton
Loan Officer

                             ADVISORY BOARD MEMBERS

Burton P. Chambers
Advisory Director

Van E. Shelton
Advisory Director

Ralph E. Storm
Advisory Director

                                  [BACK COVER]

















                                     [RIVER
                                     VALLEY
                                   FINANCIAL
                                      BANK
                                     LOGO]