Form 10-K, Exhibit 13
period 1998-12-31
RIVER VALLEY BANCORP
filed 1999-03-31
CIK 1015593

River Valley Bancorp
P.O. Box 1590 o Madison, Indiana 47250-0590 o (812)273-4949 o Fax (812)273-4944





To Our Shareholders:

It is my pleasure to present to you River Valley Bancorp's third Annual Report to Shareholders covering the year ending December 31, 1998.

This past year has been one of great achievement for River Valley Bancorp. At this time last year, I reported that we were spending much of our efforts on developing a strategy to take advantage of the strengths of both banks. In 1998, that strategy allowed us to come a long way toward meshing two distinct cultures into one great bank and, although the process is not complete, we are encouraged by the results reflected in the day to day operations.

Our strategic planning process established critical guidelines that we will continue to address in the upcoming years in order for River Valley Financial Bank to be an effective leader in this region. Providing a distinct difference in the personal service offered to our customers, matched with technology to provide increased access, will make us the bank of choice.

Net earnings for 1998 totaled $1,253,000, or basic earnings per share of $1.13, compared to $1,310,000 reported in 1997. The results in 1997 reflected a one-time pre-tax gain on the sale of a branch in Hanover of $206,000, while 1998 earnings reflected a one-time pre-tax gain on the sale of premises of $57,000. Current year earnings were favorably impacted by increased secondary market activity which resulted in $339,000 in gains on sale of loans, compared to $127,000 in gains recorded in 1997. The current year reflected additional general and administrative costs related mainly to increased staffing and advertising.

During 1998 we continued to implement our capital management strategy with the declaration of dividends totaling $0.22 per share, compared to $0.13 per share in 1997. Our shareholders also benefited from the fact that the dividends paid in 1998 and 1997 were considered a 100% return of capital and thus no federal taxes were due upon their receipt.

Additionally, during 1998, we commenced a stock repurchase program targeted at acquiring 5% of outstanding shares. At December 31, 1998, we had repurchased 18,000 shares. The repurchase of shares will serve to increase return on equity and earnings per share in future periods.

It is now time for us to focus on setting the standard of personal service and increased access that will make us the bank of choice for our area. As we continue this journey, we again extend a special thanks to all our friends and shareholders who have supported us with their business and referrals. Thank you for your trust and support.

Sincerely,



/s/ James E. Fritz
James E. Fritz
President

                              River Valley Bancorp

                            BUSINESS OF RIVER VALLEY


River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996, with the sale of 1,190,250 common shares at an initial offering price of $10.00 per share. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens") in a transaction that was accounted for using the purchase method of accounting. River Valley Financial and Citizens merged on November 20, 1997. Future references to River Valley, River Valley Financial and Citizens are utilized herein, as the context requires.

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its five full-service office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 1,173,440 common shares of River Valley Bancorp outstanding at March 11, 1999, held of record by 422 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since December of 1996, the Corporation's common shares have been listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR".

Presented below are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 1996. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)


Quarter Ended               High       Low      Cash Distributions (1)

1998
  December 31, 1998       $ 16.00     $13.25         $   0.060
  September 30, 1998        19.00      13.75             0.055
  June 30, 1998             20.75      18.38             0.055
  March 31, 1998            19.75      18.50             0.050

1997
  December 31, 1997       $ 19.00     $16.25         $   0.050
  September 30, 1997        17.25      14.75             0.040
  June 30, 1997             15.00      13.63             0.040
  March 31, 1997            15.50      13.00                --

1996
  December 31, 1996       $ 12.50     $10.00         $      --



(1) River Valley Financial had filed a request with the Internal Revenue Service ("IRS") in 1995 to deconsolidate the Bank's subsidiaries in future federal income tax return filings. In August 1998, the Corporation finalized a closing agreement with the IRS that enabled the Corporation and each of its subsidiaries to file separate returns. By definition, the 1998 and 1997 cash distributions have been deemed a tax-free return of capital.

The high and low sales prices for River Valley's common shares between December 31, 1998 and March 10, 1999 were $15.75 and $14.00, respectively.

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

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS recently amended its capital distribution regulation in a final rule which takes effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated. All financial information prior to 1996 relates to River Valley Financial as a mutual savings association.


Selected consolidated financial condition data:  (1)                               At December 31,
                                                                   1998        1997        1996        1995        1994
Total amount of:                                                                     (In thousands)
  Assets                                                       $138,369    $136,933    $145,541     $86,604     $87,072
  Loans receivable - net (2)                                    112,385     111,887     108,994      57,945      56,287
  Cash and cash equivalents (3)                                  12,307       5,765       8,785       2,689       2,416
  Mortgage-backed and related securities (4)                      5,986       8,978      12,846       9,917      11,328
  Investment securities (4)                                       1,283       4,272       8,948      13,018      14,097
  Deposits                                                      118,151     114,955     125,656      75,233      75,458
  FHLB advances and other borrowings                                270       2,000       1,100       4,471       4,986
  Shareholders' equity- net (5)                                  18,613      17,989      16,805       6,574       6,304

Summary of consolidated earnings data: (1)                                         Year Ended December 31,
                                                                   1998        1997        1996        1995        1994
                        (In thousands, except share data)

Total interest income                                           $10,108     $10,362  $    5,875    $  5,794    $  5,419
Total interest expense                                            4,842       5,049       3,412       3,594       2,854
                                                                -------     -------   ---------     -------     -------
     Net interest income                                          5,266       5,313       2,463       2,200       2,565
Provision for losses on loans                                       275         304          22         150          29
                                                               --------    -------- -----------    --------   ---------
     Net interest income after provision for
       losses on loans                                            4,991       5,009       2,441       2,050       2,536
Other income:
  Insurance commissions                                              -           -          200         175         181
  Gain on sale of loans                                             339         127          -           -           -
  Service fees, charges and other operating                         792         807         246         187         189
  Gain on sale of subsidiary                                         -           -          141          -           -
  Gain on sale of office premises and equipment                      57         206          -           -           -
  Loss on sale of investment, mortgage-backed
    and related securities                                           -           (6)          (9)        -           -
                                                                -------  ---------- ------------    -------     ------
     Total other income                                           1,188       1,134         578         362         370
General, administrative and other expense:
  Employee compensation and benefits                              2,309       2,165       1,203         998         888
  Occupancy and equipment                                           484         527         284         212         193
  Data processing                                                   127         224         282         237         243
  Federal deposit insurance premiums                                 42          50         684         177         178
  Other                                                           1,131       1,037         417         342         356
                                                                -------   ---------  ----------    --------    --------
     Total general, administrative and other expense              4,093       4,003       2,870       1,966       1,858
                                                                -------   ---------   ---------     -------     -------
Earnings before income tax expense                                2,086       2,140         149         446       1,048
Income tax expense                                                  833         830          76         188         412
                                                               --------    -------- -----------    --------    --------

     Net earnings                                              $  1,253    $  1,310$         73   $     258   $     636
                                                                =======     ======= ===========    ========    ========

     Basic earnings per share (6)                                $1.13        $1.20         N/A         N/A         N/A
                                                                  ====         ====         ===         ===         ===
     Diluted earnings per share (6)                              $1.12        $1.18         N/A         N/A         N/A
                                                                  ====         ====         ===         ===         ===


(1) River Valley acquired Citizens as of December 20, 1996. The acquisition was accounted for using the purchase method of accounting. The 1998 and 1997 consolidated financial statements reflect the results of operations for a full year while the 1996 financial statements reflect only eleven days of activity with respect to Citizens.

(2)  Includes loans held for sale.

(3)  Includes certificates of deposit in other financial institutions.

(4)  Includes securities designated as available for sale.

(5)  Consists solely of retained earnings at December 31, 1994 and 1995.

(6) Earnings per share is not applicable for the years ended December 31, 1996, 1995 and 1994 as River Valley converted to stock form in 1996.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                             OTHER DATA (CONTINUED)


Selected financial ratios and other data:


                                                                  Year ended December 31,
                                                  1998        1997        1996         1995         1994

Interest rate spread during period                 3.66%       3.64%       2.79%        2.36%        3.00%
Net yield on interest-earning assets (1)           4.08        4.00        2.98         2.61         3.15
Return on assets (2)                               0.92        0.99        0.08         0.30         0.74
Return on equity (3)                               6.85        7.53        1.05         4.01        10.62
Equity to assets (4)                              13.45       13.12       11.55         7.59         7.24
Average interest-earning assets to
  average interest-bearing liabilities           111.07      109.56      104.64       105.62       104.43
Non-performing assets to total assets (4)          1.47        0.58        0.56         0.01         0.01
Allowance for loan losses to total
  loans outstanding (4)                            1.28        1.13        1.06         0.70         0.45
Allowance for loan losses to
  non-performing loans (4)                        75.78      177.72      145.30     5,087.50     1,938.46
Net charge-offs to average total
  loans outstanding                                0.06        0.20        0.01         0.01         0.01
General, administrative and other expense
  to average assets (5) (6)                        3.01        2.83        3.33         2.26         2.20
Number of full service offices (4)                 5           6           6            3            3




(1)  Net interest income divided by average interest-earning assets.
(2)  Net earnings divided by average total assets.
(3)  Net earnings divided by average total equity.
(4)  At end of period.
(5)  General, administrative and other expense divided by average total assets.
(6) Includes a $503,000 charge (or .94% of weighted-average assets) in 1996 related to the SAIF recapitalization assessment.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 1998 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

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

     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts;

     4.   Management's   opinion   as  to  the   effect  of  recent   accounting
          pronouncements on River Valley's consolidated financial position and results of operations;

     5. Management's opinion as to the effect of the Year 2000 on River Valley's information technology systems.

Discussion of Changes in Financial Condition from December 31, 1997 to December 31, 1998

At December 31, 1998, River Valley's consolidated assets totaled $138.4 million, representing an increase of $1.4 million, or 1.0%, over the December 31, 1997 total. The increase in assets was funded primarily by a $3.2 million, or 2.8%, increase in deposits and undistributed period earnings of $992,000, which were partially offset by a $1.7 million decrease in borrowings.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) increased by $7.5 million from December 31, 1997 levels to a total of $12.3 million at December 31, 1998. Investment securities totaled $1.3 million at December 31, 1998, a decrease of $3.0 million, or 70.0%, from December 31, 1997 levels, due to maturities of investment securities totaling $3.0 million during 1998. Mortgage-backed securities decreased by $3.0 million, or 33.3%, to a total of $6.0 million at December 31, 1998, primarily due to principal repayments.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from December 31, 1997 to December 31, 1998 (continued)

Loans receivable, including loans held for sale, totaled $112.4 million at December 31, 1998, an increase of $498,000, or .4%, over the $111.9 million total at December 31, 1997. The increase resulted primarily from loan originations during 1998 of $69.5 million, which were partially offset by principal repayments of $51.6 million and sales of $17.0 million. Loan origination volume for 1998 exceeded that of 1997 by $15.9 million, or 29.7%. The volume of loan sales into the secondary mortgage market increased during 1998 over 1997 volume by $10.1 million, or 145.7%.

River Valley's consolidated allowance for loan losses totaled $1.5 million and $1.3 million at December 31, 1998 and 1997, respectively, which represented 1.28% and 1.13% of total loans at those dates. Nonperforming loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $1.9 million and $718,000 at December 31, 1998 and 1997, respectively. The consolidated allowance for loan losses represented 76% and 178% of nonperforming loans at December 31, 1998 and 1997, respectively.

Although management believes that its allowance for loan losses at December 31, 1998 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits increased by $3.2 million, or 2.8%, to a total of $118.2 million at December 31, 1998, compared to the $115.0 million total at December 31, 1997. Savings and demand deposits increased by $1.4 million, or 2.7%, during 1998, while certificates of deposit increased by $1.8 million, or 2.8%. The increase in deposits can be attributed to management's efforts to obtain a moderate rate of growth primarily through marketing and pricing strategies.

Advances from the Federal Home Loan Bank and other borrowed money declined by $1.7 million from the total at December 31, 1997, as current period borrowings of $6.3 million were offset by repayments of $8.0 million.

Shareholders' equity totaled $18.6 million at December 31, 1998, an increase of $624,000, or 3.5%, over the $18.0 million total at December 31, 1997. The increase resulted primarily from net earnings of $1.3 million, which were partially offset by cash dividends of $261,000, repurchases of shares totaling $270,000 and a net increase in shares for stock benefit plans of $194,000.

Comparison  of Results of Operations  for the Years Ended  December 31, 1998 and
1997

General

River Valley's net earnings for the year ended December 31, 1998, totaled $1.3 million, a decrease of $57,000, or 4.4%, from net earnings reported in 1997. The decrease in net earnings in the 1998 period was primarily attributable to a decrease in net interest income of $47,000, an increase in general, administrative and other expense of $90,000 and an increase in the provision for federal income taxes of $3,000, which were partially offset by a decrease in the provision for losses on loans of $29,000 and an increase in other income of $54,000.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

Net Interest Income

Total interest income for the year ended December 31, 1998, amounted to $10.1 million, a decrease of $254,000, or 2.5%, from the 1997 total, reflecting the effects of a $3.5 million, or 2.6%, decline in the balance of average interest-earning assets outstanding year-to-year. Interest income on loans and mortgage-backed securities totaled $9.7 million for 1998, a decrease of $38,000, or .4%, from 1997. The decrease resulted primarily from a $315,000, or .3%, decrease in the average balance of loans and mortgage-backed securities outstanding year-to-year, coupled with a one basis point decrease in yield, to 7.97% in 1998. Interest income on investments and interest-earning deposits decreased by $216,000, or 36.1%, due to a decrease in the average balance outstanding of $3.2 million, coupled with an approximate 45 basis point decrease in yield from the comparable 1997 period.

Interest expense on deposits decreased by $232,000, or 4.7%, to a total of $4.7 million for the year ended December 31, 1998, due primarily to a $5.1 million decrease in the average balance of deposits outstanding, coupled with a one basis point decline in the weighted-average cost of deposits to 4.12% in 1998. Interest expense on borrowings totaled $160,000 for the year ended December 31, 1998, an increase of $25,000, or 18.5%, over 1997. The increase resulted primarily from an increase in average borrowings outstanding year-to-year, coupled with an increase in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased during 1998 by $47,000, or .9%, compared to 1997. The interest rate spread increased by two basis points for 1998, to 3.66% from 3.64% in the 1997 period, while the net interest margin amounted to 4.08% in 1998 and 4.00% in 1997.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $275,000 provision for losses on loans in 1998, a decrease of $29,000, or 9.5%, compared to the $304,000 provision recorded in 1997. The current period provision generally reflects growth in the loan portfolio, coupled with an increase in the level of nonperforming loans year-to-year. Net charge-offs amounted to $74,000 in 1998, compared to $218,000 in 1997. While management believes that the allowance for losses on loans is adequate at December 31, 1998, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

Other Income

Other income amounted to $1.2 million for the year ended December 31, 1998, an increase of $54,000, or 4.8%, compared to 1997, due primarily to a $212,000, or 166.9%, increase in gain on sale of loans and a $57,000 gain on sale of office premises and equipment, which were partially offset by a nonrecurring gain on sale of branch office and related deposits in 1997 totaling $206,000. The 1997 gain on sale of office premises resulted from River Valley Financial's sale of the Hanover branch facility, which was consummated in accordance with the terms of regulatory approval of the Citizens acquisition.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.1 million for the year ended December 31, 1998, an increase of $90,000, or 2.2%, over the 1997 total. This increase resulted primarily from a $144,000, or 6.7%, increase in employee compensation and benefits, and a $94,000, or 9.3%, increase in other operating expense, which were partially offset by a $43,000, or 8.2%, decrease in occupancy and equipment expense and a $97,000, or 43.3%, decrease in data processing. The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in other operating expense resulted from increases in advertising, office supplies, and pro-rata increases in operating expenses due to the Corporation's overall growth year-to-year. The decline in occupancy and equipment resulted from reduced costs following the sale of the Hanover branch location in 1997. The decrease in data processing was due to the conversion to the in-house data processing system used by Citizens after the merger in November 1997.

Income Taxes

The provision for income taxes increased by $3,000, or .4%, for the year ended December 31, 1998, as compared to 1997. The effective tax rates were 39.9% and 38.8% for the years ended December 31, 1998 and 1997, respectively.


Comparison  of Results of Operations  for the Years Ended  December 31, 1997 and
1996

Increases in the level of income and expenses during the year ended December 31, 1997, as compared to 1996, were primarily due to River Valley's acquisition of Citizens, which was consummated on December 23, 1996. As stated previously, the business combination was accounted for using the purchase method of accounting, which does not provide for restatement of the financial statements to give effect to the combination. Accordingly, the statement of earnings and the statement of cash flows for the year ended December 31, 1996, were not restated for the acquisition.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1997 and 1996 (continued)

General

River Valley's net earnings for the year ended December 31, 1997, totaled $1.3 million, an increase of $1.2 million over the $73,000 net earnings reported in the comparable 1996 period. The increase in net earnings in the 1997 period was primarily attributable to an increase in net interest income of $2.9 million and an increase of $556,000 in other income, which were partially offset by an increase in the provision for losses on loans of $282,000, an increase in general, administrative and other expense of $1.1 million and an increase in the provision for federal income taxes of $754,000.

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

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $304,000 provision for losses on loans in 1997. The provision generally reflected the higher charge-off experience attendant to Citizens' installment loan portfolio, as compared to the primarily residential loan portfolio of River Valley Financial prior to the acquisition.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1997 and 1996 (continued)

Other Income

Other income increased by $556,000, or 96.2%, for the year ended December 31, 1997, as compared to 1996, due primarily to a $206,000 gain on sale of office premises and equipment, coupled with a $561,000 increase in service fees, charges and other operating income and a $127,000 gain on sale of loans, which were partially offset by a decline of $200,000, or 100%, in insurance commissions year-to-year. The gain on sale of office premises resulted from River Valley Financial's sale of the Hanover branch facility, which was consummated in accordance with the terms of regulatory approval of the Citizens acquisition. The decline in insurance commissions year-to-year resulted from River Valley's sale of its insurance agency subsidiary during the last quarter of 1996. The increase in the service fees, charges, and other operating income primarily reflects the beneficial effects of Citizens' operations on the 1997 year.

General, Administrative and Other Expense

General, administrative and other expense increased by $1.1 million, or 39.5%, during 1997, compared to 1996. This increase resulted primarily from a $962,000, or 80.0%, increase in employee compensation and benefits, a $243,000, or 85.6%, increase in occupancy and equipment expense and a $600,000, or 146.3%, increase in other operating expense, which were partially offset by a $634,000, or 92.7%, decrease in federal deposit insurance premiums. As previously discussed, the 1997 consolidated statements of operations include the accounts of Citizens, while the 1996 statements have not been restated to include the acquisition of Citizens. The increase in general, administrative and other expense during 1997 was primarily attributable to the Citizens' acquisition, offset somewhat by the absence of the $503,000 SAIF recapitalization assessment recorded in 1996.

Income Taxes

The provision for income taxes increased by $754,000 for the year ended December 31, 1997, as compared to 1996. This increase resulted primarily from an increase in net earnings before tax of $2.0 million. The effective tax rates were 38.8% and 51.0% for the years ended December 31, 1997 and 1996, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to River Valley's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio.


                                                                                                  Year ended December 31,
                                                                        1998                                  1997
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/    Yield/
                                                           balance       paid     rate           balance       paid    rate
                                                                                                 (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits and other                   $    4,337  $     233         5.37%   $    5,351  $     322      6.02%
  Investment securities (1)                                  2,871        150         5.22         5,043        277      5.49
  Mortgage-backed and related securities (1)                 7,542        462         6.13        10,874        733      6.74
  Loans receivable, net (2)                                114,440      9,263         8.09       111,423      9,030      8.10
                                                           -------    -------     --------       -------    -------  --------

         Total interest-earning assets                    $129,190     10,108         7.82      $132,691     10,362      7.81
                                                           =======                               =======

Interest-bearing liabilities:
  Deposits                                                $113,770      4,682         4.12      $118,872      4,914      4.13
  FHLB advances and other borrowings                         2,549        160         6.28         2,244        135      6.02
                                                         ---------   --------     --------     ---------   --------  --------

         Total interest-bearing liabilities               $116,319      4,842         4.16      $121,116      5,049      4.17
                                                           =======    -------     --------       =======    -------  --------

Net interest income                                                  $  5,266                              $  5,313
                                                                      =======                               =======

Interest rate spread (3)                                                              3.66%                              3.64%
                                                                                  ========                           ========

Net yield on weighted average interest-earning
  assets (4)                                                                          4.08%                              4.00%
                                                                                  ========                           ========

Average interest-earning assets to average
  interest-bearing liabilities                                                    111.07%                            109.56%
                                                                                  ======                             ======


                                                                          1996
                                                              Average   Interest
                                                          outstanding    earned/    Yield/
                                                              balance       paid    rate

Interest-earning assets:
  Interest-earning deposits and other                        $  3,291    $   188        5.71%
  Investment securities (1)                                    10,295        562        5.46
  Mortgage-backed and related securities (1)                    9,176        574        6.26
  Loans receivable, net (2)                                    59,828      4,551        7.61
                                                               ------      -----    --------

         Total interest-earning assets                        $82,590      5,875        7.11
                                                               ======

Interest-bearing liabilities:
  Deposits                                                    $77,710      3,349        4.31
  FHLB advances and other borrowings                            1,221         63        5.16
                                                              -------    -------    --------

         Total interest-bearing liabilities                   $78,931      3,412        4.32
                                                               ======      -----    --------

Net interest income                                                       $2,463
                                                                           =====

Interest rate spread (3)                                                                2.79%
                                                                                    ========

Net yield on weighted average interest-earning
  assets (4)                                                                            2.98%
                                                                                    ========

Average interest-earning assets to average
  interest-bearing liabilities                                                      104.64%
                                                                                    ======


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



                                                                            Year ended December 31,
                                                             1998 vs. 1997                          1997 vs. 1996
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest-earning assets:
  Interest-earning deposits and other                 $ (57)    $  (32)    $  (89)        $   123      $  11    $   134
  Investment securities                                (114)       (13)      (127)           (288)         3       (285)
  Mortgage-backed and related securities               (210)       (61)      (271)            112         47        159
  Loans receivable, net                                 244        (11)       233           4,168        311      4,479
                                                        ---      -----       ----           -----        ---      -----
     Total                                             (137)      (117)      (254)          4,115        372      4,487

Interest-bearing liabilities:
  Deposits                                             (210)       (22)      (232)          1,699       (134)     1,565
  FHLB advances and other borrowings                     19          6         25              60         12         72
                                                       ----     ------      -----         -------       ----    -------
     Total                                             (191)       (16)      (207)          1,759       (122)     1,637
                                                        ---      -----       ----           -----        ---      -----

Net change in interest income                         $  54      $(101)    $  (47)         $2,356       $494     $2,850
                                                       ====       ====      =====           =====        ===      =====


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

Presented below is an analysis of River Valley Financial's interest rate risk, as of September 30, 1998 (the latest information available) and September 30, 1997, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 400 basis points in market interest rates.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As illustrated in the tables, River Valley Financial's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest River Valley Financial would receive on loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest River Valley
Financial would pay on deposits would increase rapidly because the Bank's deposits generally have shorter periods of repricing.


                                          As of September 30, 1998
                                           (Dollars in thousands)

Change in
Interest Rates              Estimated                                 Amount
(basis points)                    NPV                              of Change                 Percent

+400                          $14,046                                $(2,875)                 (17)%
+300                           15,746                                 (1,175)                   (7)
+200                           16,651                                   (270)                   (2)
+100                           16,947                                     26                    -
     -                         16,921                                     -                     -
-100                           16,470                                   (451)                  (3)
-200                           16,009                                   (912)                  (5)
-300                           15,857                                 (1,064)                  (6)
-400                           15,788                                 (1,133)                  (7)

                                          As of September 30, 1997
                                           (Dollars in thousands)

Change in
Interest Rates              Estimated                                 Amount
(basis points)                    NPV                              of Change                 Percent

+400                          $ 9,294                                $(4,234)                 (31)%
+300                           10,986                                 (2,542)                 (19)
+200                           12,410                                 (1,118)                   (8)
+100                           13,255                                   (273)                   (2)
     -                         13,528                                     -                     -
-100                           13,273                                   (255)                   (2)
-200                           12,921                                   (607)                   (4)
-300                           12,744                                   (784)                   (6)
-400                           12,544                                   (984)                   (7)


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

OTS regulations presently require River Valley Financial to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments in an amount equal to 4% of the sum of River Valley Financial's average daily balance of net withdrawable deposit accounts. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which River Valley Financial may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1998, River Valley Financial's regulatory liquidity ratio was 16.2%. At such date, River Valley Financial had commitments to originate loans totaling $2.8 million and, in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $7.2 million. At December 31, 1998, River Valley Financial had $3.7 million in commitments to sell loans and no outstanding commitments to purchase loans. The Corporation considers River Valley Financial's liquidity and capital resources sufficient to meet outstanding short- and long-term needs. At December 31, 1998, the Corporation had no material commitments for capital expenditures.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1998, 1997, and 1996:



                                                                                 Year ended December 31,
                                                                       1998              1997             1996
                                                                                  (In thousands)

Cash flows from operating activities                                $(1,913)          $ 2,395        $    (194)

Cash flows from investing activities:
  Investment maturities/sales                                         3,000             4,698            5,653
  Mortgage-backed securities purchases                                   -             (1,350)            (729)
  Mortgage-backed securities repayments                               2,970             3,072            2,110
  Net loan (originations) repayments                                  2,145            (3,859)            (458)
  Other                                                                 731             1,374            2,279

Cash flows from financing activities:
  Net increase (decrease) in deposits                                 3,196           (10,701)          (6,222)
  Net increase (decrease) in borrowings                              (1,730)              900           (6,371)
  Net proceeds from issuance of common stock                             -                 -            10,221
  Other                                                                (960)             (346)               7
                                                                    -------           -------       ----------

Net increase (decrease) in cash and cash
  equivalents                                                       $ 7,439           $(3,817)        $  6,296
                                                                     ======            ======          =======


River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% or 5%, except for those associations with the highest examination rating and acceptable levels of risk.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $1.4 million at December 31, 1998.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 1998. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 1998:


                                    OTS Requirement                              Actual Amount
                            Percent of                        Percent of                              Amount
                                Assets         Amount             Assets (1)        Amount         of Excess
                             (Dollars in thousands)

Tangible capital                1.5%           $2,079            13.5%             $18,729           $16,650
Core capital (2)                3.0             4,159            13.5               18,729            14,570
Risk-based capital              8.0             7,793            20.6               20,084            12,291




(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

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

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements (continued)

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective January 1, 1998, as required, without material impact on the Corporation's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective January 1, 1998, as required, without material impact on the Corporation's consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's consolidated financial statements.

                              River Valley Bancorp


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Year 2000 Compliance Matters

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

The Bank's core data processing relative to customer loan and deposit accounts, as well as the general ledger, is performed in-house through use of a purchased software product. Management has been advised, and certain testing has been performed to verify, that the system will continue to function upon arrival of the year 2000. Additional testing is scheduled to be performed through June 1999.

In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Year 2000, and higher funding costs would result if consumers react to publicity about the issue by withdrawing deposits. The Bank has assessed such risks among its customers; specifically, management has sent letters to its commercial loan borrowers with outstanding balances greater than $250,000, to request specific information as to the borrowers awareness and status of their Year 2000 compliance efforts. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Bank's primary market area is not significantly dependent upon one employer or industry, the Bank does not expect any significant or prolonged difficulties that will affect net earnings or cash flow. The Bank could also be materially adversely affected if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities, and other service providers fail to prepare properly. The Bank is therefore attempting to assess these risks and take action to minimize their effect.

The Bank has established a budget of approximately $65,000 for Year 2000 related costs. As of the date of this Annual Report, the Bank has identified certain expenses, totaling $15,000, that will be incurred by the Bank in connection with this issue. During the year ended December 31, 1998, the Bank has incurred charges totaling approximately $8,000. From a review of the systems and vendors, management believes the budgeted amount should be sufficient. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that the Bank is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Bank's current systems, programs and equipment Year 2000 compliant, the Bank's net earnings and financial condition could be adversely affected.

Management has developed a contingency plan in connection with the Year 2000 issue, which includes the Bank's ability to process transactions manually should the purchased software be unable to function, or given an interruption in electrical power, upon arrival of the Year 2000. Management of the Bank does not consider contingency planning to be a static process; therefore, the plan will be amended should testing results indicate greater concern.

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

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well changes in monetary and fiscal policies.

                          PAGE LEFT BLANK INTENTIONALLY

               Report of Independent Certified Public Accountants


Board of Directors
River Valley Bancorp

We have audited the accompanying consolidated statements of financial condition of River Valley Bancorp as of December 31, 1998 and 1997, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.







Cincinnati, Ohio
March 4, 1999

                              River Valley Bancorp


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)



         ASSETS                                                                                1998                1997

Cash and due from banks                                                                  $    4,014          $    3,542
Federal funds sold                                                                              825                 300
Interest-earning deposits in other financial institutions                                     7,468               1,026
                                                                                          ---------           ---------
         Cash and cash equivalents                                                           12,307               4,868

Certificates of deposit in other financial institutions                                          -                  897
Investment securities designated as available for sale - at market                              283                 772
Investment securities held to maturity - at amortized cost, approximate
  market value of $980 and $3,444 as of December 31, 1998 and 1997                            1,000               3,500
Mortgage-backed and related securities designated as available
  for sale - at market                                                                        2,796               3,604
Mortgage-backed and related securities held to maturity - at cost, approximate
  market value of $3,220 and $5,432 as of December 31, 1998 and 1997                          3,190               5,374
Loans receivable - net                                                                      108,684             111,203
Loans held for sale - at lower of cost or market                                              3,701                 684
Real estate acquired through foreclosure                                                         82                  82
Office premises and equipment - at depreciated cost                                           2,023               2,065
Federal Home Loan Bank stock - at cost                                                          943                 943
Accrued interest receivable on loans                                                            987                 916
Accrued interest receivable on mortgage-backed and related securities                            40                 117
Accrued interest receivable on investments and interest-earning deposits                         29                  65
Goodwill - net of accumulated amortization                                                       50                 245
Cash surrender value of life insurance                                                          818                 776
Prepaid expenses and other assets                                                               373                 141
Prepaid federal income taxes                                                                    405                  -
Deferred tax asset                                                                              658                 681
                                                                                         ----------          ----------

         Total assets                                                                      $138,369            $136,933
                                                                                            =======             =======




         LIABILITIES AND SHAREHOLDERS' EQUITY                                                  1998                1997

Deposits                                                                                   $118,151            $114,955
Advances from the Federal Home Loan Bank                                                         -                2,000
Other borrowed money                                                                            270                  -
Advances by borrowers for taxes and insurance                                                    34                  53
Accrued interest payable                                                                        468                 463
Other liabilities                                                                               763               1,408
Dividends payable                                                                                70                  60
Accrued federal income taxes                                                                     -                    5
                                                                                          ---------        ------------
         Total liabilities                                                                  119,756             118,944


Commitments                                                                                      -                   -



Shareholders' equity
  Preferred stock - 2,000,000 shares without par value
    authorized; no shares issued                                                                 -                   -
  Common stock - 5,000,000 shares without par value authorized;
    1,173,440 and 1,190,250 shares issued and outstanding                                        -                   -
  Additional paid in capital                                                                 11,036              11,229
  Retained earnings - substantially restricted                                                8,789               7,797
  Shares acquired by stock benefit plans                                                     (1,199)             (1,005)
  Unrealized losses on securities designated as available for sale,
    net of related tax effects                                                                  (13)                (32)
                                                                                        -----------         -----------
         Total shareholders' equity                                                          18,613              17,989
                                                                                           --------            --------

         Total liabilities and shareholders' equity                                        $138,369            $136,933
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                       CONSOLIDATED STATEMENTS OF EARNINGS

                             Year ended December 31,
                        (In thousands, except share data)



                                                                                      1998            1997           1996
Interest income
  Loans                                                                           $  9,263        $  9,030         $4,551
  Mortgage-backed and related securities                                               462             733            574
  Investment securities                                                                150             277            562
  Interest-earning deposits and other                                                  233             322            188
                                                                                  --------        --------         ------
         Total interest income                                                      10,108          10,362          5,875

Interest expense
  Deposits                                                                           4,682           4,914          3,349
  Borrowings                                                                           160             135             63
                                                                                  --------        --------        -------
         Total interest expense                                                      4,842           5,049          3,412
                                                                                   -------         -------          -----

         Net interest income                                                         5,266           5,313          2,463

Provision for losses on loans                                                          275             304             22
                                                                                  --------        --------        -------

         Net interest income after provision for losses on loans                     4,991           5,009          2,441

Other income
  Insurance commissions                                                                 -               -             200
  Gain on sale of loans                                                                339             127             -
  Gain on sale of Hanover branch and related deposits                                   -              206             -
  Loss on sale of investment, mortgage-backed and related securities                    -               (6)            (9)
  Gain on sale of office premises                                                       57              -              -
  Gain on sale of subsidiary                                                            -               -             141
  Service fees, charges and other operating                                            792             807            246
                                                                                  --------        --------         ------
         Total other income                                                          1,188           1,134            578

General, administrative and other expense
  Employee compensation and benefits                                                 2,309           2,165          1,203
  Occupancy and equipment                                                              484             527            284
  Federal deposit insurance premiums                                                    42              50            684
  Amortization of goodwill                                                              27              27              7
  Data processing                                                                      127             224            282
  Other operating                                                                    1,104           1,010            410
                                                                                   -------         -------         ------
         Total general, administrative and other expense                             4,093           4,003          2,870
                                                                                   -------         -------          -----

         Earnings before income taxes                                                2,086           2,140            149

Income taxes
  Current                                                                              819             893            124
  Deferred                                                                              14             (63)           (48)
                                                                                 ---------       ---------        -------
         Total income taxes                                                            833             830             76
                                                                                  --------        --------        -------

         NET EARNINGS                                                             $  1,253        $  1,310       $     73
                                                                                   =======         =======        =======

         EARNINGS PER SHARE
           Basic                                                                     $1.13           $1.20            N/A
                                                                                      ====            ====            ===

           Diluted                                                                   $1.12           $1.18            N/A
                                                                                      ====            ====            ===


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                        For the years ended December 31,
                                 (In thousands)



                                                              1998      1997      1996

Net earnings                                                 $1,253    $1,310    $   73

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period                                            19        15       (69)
  Reclassification adjustment for realized losses
    included in earnings, net of tax of $2 and $3 for the
    years ended December 31, 1997 and 1996                       --         4         6
                                                             ------    ------    ------

Comprehensive income                                         $1,272    $1,329    $   10
                                                             ======    ======    ======





The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended  December 31, 1998,  1997 and 1996 (In  thousands, except share data)



                                                                                       Unrealized
                                                                          Shares      gains (losses)
                                                                          acquired   on securities
                                                             Additional   by stock      designated
                                                      Common    paid-in    benefit    as available    Retained
                                                       stock    capital      plans        for sale    earnings         Total

Balance at January 1, 1996                              $ -    $     -     $    -            $  12      $6,562      $  6,574

Reorganization to common stock form and
  issuance of shares in connection therewith - net        -      11,173       (952)             -           -         10,221
Net earnings for the year ended December 31, 1996         -          -          -               -           73            73
Unrealized losses on securities designated as
  available for sale, net of related tax effects          -          -          -              (63)         -            (63)
                                                         ---    -------     ------           -----       -----     ---------

Balance at December 31, 1996                              -      11,173       (952)            (51)      6,635        16,805

Purchase of shares for stock benefit plans                -          -        (174)             -           -           (174)
Amortization expense related to stock benefit plans       -          56        121              -            7           184
Cash dividends of $0.13 per common share                  -          -          -               -         (155)         (155)
Net earnings for the year ended December 31, 1997         -          -          -               -        1,310         1,310
Unrealized gains on securities designated as
  available for sale, net of related tax effects          -          -          -               19          -             19
                                                         ---    -------     ------            ----       -----     ---------

Balance at December 31, 1997                              -      11,229     (1,005)            (32)      7,797        17,989

Purchase of shares                                        -        (270)        -               -           -           (270)
Issuance of shares under stock option plan                -          18         -               -           -             18
Purchase of shares for stock benefit plans                -          -        (428)             -           -           (428)
Amortization expense related to stock benefit plans       -          59        234              -           -            293
Cash dividends of $0.22 per common share                  -          -          -               -         (261)         (261)
Net earnings for the year ended December 31, 1998         -          -          -               -        1,253         1,253
Unrealized gains on securities designated as
  available for sale, net of related tax effects          -          -          -               19          -             19
                                                          --    -------     ------            ----       -----     ---------

Balance at December 31, 1998                             $-     $11,036    $(1,199)          $ (13)     $8,789       $18,613
                                                          ==     ======     ======            ====       =====        ======



The accompanying notes are an integral part of these statements.

                              River Valley Bancorp
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the year ended December 31,
                                 (In thousands)


                                                                                    1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                                     $  1,253        $  1,310     $       73
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments, mortgage-backed and related securities - net                       39               1              2
    Loss on sale of investment, mortgage-backed and related securities
      designated as available for sale                                                -                6              9
    Depreciation and amortization                                                    223             223             91
    Gain on sale of office premises                                                  (57)             -              -
    Gain on sale of Hanover branch and related deposits                               -             (206)            -
    Gain on sale of subsidiary                                                        -               -            (141)
    Loans originated for sale in the secondary market                            (20,042)         (6,538)        (1,076)
    Proceeds from sale of loans in the secondary market                           17,194           6,996             -
    Gain on sale of loans in the secondary market                                   (169)            (66)            -
    Amortization of deferred loan origination costs                                   99              73             83
    Provision for losses on loans                                                    275             304             22
    Amortization of goodwill                                                          27              27              7
    Amortization expense of stock benefit plans                                      293             184             -
    Increase (decrease) in cash, net of acquisition of Citizens National Bank in
      1996, due to changes in:
      Accrued interest receivable on loans                                           (71)            (97)            29
      Accrued interest receivable on mortgage-backed and related securities           77             (39)            (1)
      Accrued interest receivable on investments and interest-earning deposits        36             106            100
      Prepaid expenses and other assets                                             (232)             28            262
      Accrued interest payable                                                         5             184            (41)
      Other liabilities                                                             (467)            (47)           413
      Income taxes
        Current                                                                     (410)              9             22
        Deferred                                                                      14             (63)           (48)
                                                                              ----------       ---------      ---------
         Net cash provided by (used in) operating activities                      (1,913)          2,395           (194)

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                  3,000           2,000          3,500
  Proceeds from sales of investment securities designated as
    available for sale                                                                -            2,698          2,153
  Purchase of mortgage-backed and related securities designated as available
    for sale                                                                          -           (1,350)          (729)
  Principal repayments on mortgage-backed and related securities                   2,970           3,072          2,110
  Proceeds from sale of mortgage-backed and related securities
    designated as available for sale                                                  -            2,146             -
  Loan principal repayments                                                       51,624          43,220         17,114
  Loan disbursements                                                             (49,479)        (47,079)       (17,572)
  Additions to real estate acquired through foreclosure                               -               (1)            -
  Proceeds from sale of office premises and equipment                                 67             405             -
  Purchase of office premises and equipment                                         (191)           (430)            (9)
  (Increase) decrease in certificates of deposit in other financial institutions     897            (797)           200
  Purchase of Federal Reserve Bank stock                                              -              (64)            -
  Proceeds from sale of Federal Reserve Bank stock                                    -              144             -
  Purchase of single premium life insurance                                           -               -            (188)
  Increase in cash surrender value of life insurance                                 (42)            (29)           (24)
  Proceeds from sale of subsidiary - net                                              -               -             282
  Acquisition of Citizens National Bank common stock - net                            -               -           2,018
                                                                                 -------         -------        -------
         Net cash provided by investing activities                                 8,846           3,935          8,855
                                                                                 -------         -------        -------

         Net cash provided by operating and investing
           activities (subtotal carried forward)                                   6,933           6,330          8,661
                                                                                 -------         -------        -------


                              River Valley Bancorp

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             Year ended December 31,
                                 (In thousands)




                                                                                    1998            1997           1996
         Net cash provided by operating and investing
           activities (subtotal brought forward)                                $  6,933        $  6,330       $  8,661

Cash flows provided by (used in) financing activities:
  Increase (decrease) in deposit accounts                                          3,196          (3,913)        (6,222)
  Decrease in deposit accounts due to the sale of a branch                            -           (6,788)            -
  Proceeds from Federal Home Loan Bank advances                                    6,000           7,000             -
  Repayment of Federal Home Loan Bank advances                                    (8,000)         (6,100)        (6,371)
  Proceeds from other borrowed money                                                 270              -              -
  Advances by borrowers for taxes and insurance                                      (19)            (17)             7
  Purchase of shares                                                                (270)             -              -
  Stock options exercised                                                             18              -              -
  Proceeds from issuance of common stock                                              -               -          11,173
  Acquisition of common stock for stock benefit plans                               (428)           (174)          (952)
  Dividends on common stock                                                         (261)           (155)            -
                                                                                --------        --------        ------
         Net cash provided by (used in) financing activities                         506         (10,147)        (2,365)
                                                                               ---------          ------        -------

Net increase (decrease) in cash and cash equivalents                               7,439          (3,817)         6,296

Cash and cash equivalents at beginning of year                                     4,868           8,685          2,389
                                                                                 -------         -------        -------

Cash and cash equivalents at end of year                                         $12,307        $  4,868       $  8,685
                                                                                  ======         =======        =======


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes                                                        $  1,014       $     618     $       84
                                                                                 =======        ========      =========

    Interest on deposits and borrowings                                         $  4,837        $  4,865       $  3,201
                                                                                 =======         =======        =======


Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure              $     -       $       81       $     -
                                                                                 =======       =========        ======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                      $       19      $       19     $      (63)
                                                                               =========       =========      =========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 125                                                               $     170      $       61       $     -
                                                                                ========       =========        ======

  Liabilities assumed and cash paid in acquisition of
    Citizens National Bank                                                      $     -         $     -         $64,055

  Less:  Fair value of assets received                                                -               -          63,783
                                                                                 -------         -------         ------

  Amount assigned to goodwill                                                   $     -        $      -       $     272
                                                                                 =======        ========       ========




The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    On March 5, 1996, the Board of Directors of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Bank would convert to the stock form of ownership, through the issuance of all of the Bank's outstanding stock to a newly formed holding company, River Valley Bancorp (the "Corporation"). Pursuant to the Plan, the Corporation offered for sale up to 1,190,250 common shares to certain depositors of the Bank and members of the community. The conversion was completed on December 20, 1996, and resulted in the issuance of 1,190,250 common shares of the Corporation which, after consideration of offering and acquisition expenses totaling approximately $730,000, and shares purchased by the ESOP totaling $952,000, resulted in net capital proceeds of $10.2 million. In December 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase Citizens National Bank of Madison ("Citizens") in a transaction accounted for using the purchase method of accounting. On November 20, 1997, Citizens and River Valley Financial merged. Condensed financial statements of the Corporation are presented in Note M.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of River Valley Financial. The Bank conducts a general banking business in southeastern Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for consumer, residential and commercial purposes. River Valley Financial's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

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

    The following is a summary of significant  accounting  policies,  which have
    been   consistently   applied  in  the   preparation  of  the   accompanying
    consolidated financial statements.

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


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

    2.  Investment Securities and Mortgage-Backed and Related Securities

    The Corporation accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 1998 and 1997, the Corporation's shareholders' equity included unrealized losses on securities designated as available for sale, net of related tax effects, of $13,000 and $32,000, respectively. Realized gains and losses on sales of investment and mortgage-backed and related securities are recognized using the specific identification method.

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

    Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 1998 and 1997, loans held for sale were carried at cost, which approximated fair value.

    At December 31, 1998 and 1997, the Bank was servicing approximately $34.3 million and $28.6 million, respectively, of mortgage loans that have been sold to the Federal Home Loan Mortgage Corporation.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Bank recorded amortization related to mortgage servicing rights totaling approximately $34,000 and $18,000 for the years ended December 31, 1998 and 1997, respectively. The Bank had a valuation allowance for mortgage servicing rights totaling $27,000 at December 31, 1998. The Bank had no valuation allowance at December 31, 1997. At December 31, 1998 and 1997, the fair value of the Corporation's mortgage servicing rights totaled approximately $222,000 and $113,000, respectively.

    4.  Loan Origination Fees and Costs

    The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

    Fees received for loan commitments that are expected to be drawn upon, based on the Corporation's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


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

    The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

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

    At December 31, 1998 and 1997, the Corporation had approximately $1.3 million and $420,000 of loans defined as impaired under SFAS No. 114.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    8.  Amortization of Goodwill

    Amortization of goodwill arising from the Corporation's acquisition of 95.6% of the common stock of Citizens is provided using the straight-line method over an estimated life of ten years. During 1998, goodwill was reduced by approximately $168,000 for the favorable resolution of certain pre-acquisition contingencies, and for the purchase of the remaining 4.4% minority interest shares of Citizens at a price below the value initially assigned at acquisition.

    Management periodically evaluates the carrying value of goodwill in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

    9.  Income Taxes

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Retirement and Incentive Plans

    The Bank's employees are covered by a defined benefit non-contributory pension plan administered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"). Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

    The Fund had previously advised the Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Because of the continuing overfunded status of the Fund, no contributions were made to the pension plan during the years ended December 31, 1998, 1997, and 1996. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

    During 1997, the Corporation implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the employer. The Bank's contributions to the plan totaled approximately $28,000 and $48,000 for the years ended December 31, 1998 and 1997, respectively.

    The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Bank is the beneficiary. Costs of the purchase of the single premium life insurance policies amounted to $668,000. Expense recognized under the supplemental retirement plan totaled approximately $22,000 for the year ended December 31, 1998, and $3,000 for each of the years ended December 31, 1997 and 1996.

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during the year. Expense recognized related to the ESOP totaled approximately $200,000, $200,000 and $65,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The Corporation also has a Recognition and Retention Plan ("RRP") which provides for the issuance and grant of 47,610 shares to members of the Board of Directors and management. During 1998 and 1997, the RRP purchased 32,316 shares of the Corporation's common stock in the open market. At December 31, 1998, 32,316 shares had been granted. Expense recognized under the RRP plan totaled approximately $113,000 and $61,000 for the years ended December 31, 1998 and 1997, respectively. Common stock granted under the RRP vests ratably over a five-year period, commencing with the date of the award.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 83,124 and 95,220 unallocated ESOP shares, totaled 1,105,930 and 1,095,030 for the years ended December 31, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,121,986 and 1,106,858 for the years ended December 31, 1998 and 1997, respectively. There were 16,056 and 11,828 incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the years ended December 31, 1998 and 1997, respectively.

    The provisions of SFAS No. 128, "Earnings Per Share," were not applicable for the year ended December 31, 1996, as the Corporation completed its conversion to stock form in December 1996.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold, and interest-earning deposits in other financial institutions with original maturities of less than ninety days.

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

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

                        December 31, 1998, 1997 and 1996


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

                  Deposits: The fair values of deposits with no stated maturity, such as NOW and super NOW accounts, passbook accounts and money market demand accounts are deemed to approximate the amount payable on demand as of December 31, 1998 and 1997. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

                  Other borrowed money: The carrying value for these variable rate borrowings is deemed to approximate fair value.

                             River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 1998 and 1997, was not material.

                  Based on the foregoing  methods and assumptions,  the carrying
                  value   and  fair   value  of  the   Corporation's   financial
                  instruments are as follows at December 31:


                                                                            1998                              1997
                                                               Carrying           Fair            Carrying         Fair
                                                                  value          value               value        value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                               $  12,307      $  12,307          $    4,868   $    4,868
      Certificates of deposit in other financial institutions        -              -                  897          897
      Investment securities designated as available for sale        283            283                 772          772
      Investment securities held to maturity                      1,000            980               3,500        3,444
      Mortgage-backed and related securities designated
        as available for sale                                     2,796          2,796               3,604        3,604
      Mortgage-backed and related securities held to
        maturity                                                  3,190          3,220               5,374        5,432
      Loans receivable - net                                    112,385        120,163             111,887      114,560
      Federal Home Loan Bank stock                                  943            943                 943          943
                                                             ----------     ----------          ----------   ----------
                                                               $132,904       $140,692            $131,845     $134,520
                                                                =======        =======             =======      =======

    Financial liabilities
      Deposits                                                 $118,151       $118,496            $114,955     $113,974
      Advances from the Federal Home Loan Bank                       -              -                2,000        2,000
      Other borrowed money                                          270            270                  -            -
      Advances by borrowers for taxes and insurance                  34             34                  53           53
                                                            -----------    -----------         -----------  -----------

                                                               $118,455       $118,800            $117,008     $116,027
                                                                =======        =======             =======      =======

    15.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains/losses on securities designated as available for sale in accordance with SFAS No. 115.

                             River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Amortized cost and estimated fair values of investment securities at December 31 are summarized as follows:



                                                              1998                             1997
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Held to maturity:
      U.S. Government agency obligations                $1,000        $   980            $3,500         $3,444

    Available for sale:
      U.S. Government agency obligations                    -              -                498            494
      Municipal obligations                                276            283               276            278
                                                        ------         ------            ------         ------
                                                           276            283               774            772
                                                        ------         ------            ------         ------

         Total investment securities                    $1,276         $1,263            $4,274         $4,216
                                                         =====          =====             =====          =====


    At December 31, 1998 and 1997, the cost carrying value of the Corporation's investment securities held to maturity exceeded fair value by $20,000 and $56,000, respectively, comprised solely of gross unrealized losses.

    The amortized cost and estimated fair value of U. S. Government agency obligations designated as held to maturity at December 31 by term to maturity are shown below. Maturity dates do not reflect effects of call provisions inherent in the bonds' contractual terms.


                                                            1998                               1997
                                                                  Estimated                          Estimated
                                                   Amortized           fair           Amortized           fair
                                                        cost          value                cost          value
                                                                           (In thousands)

    Due in one year or less                           $1,000           $980              $2,500         $2,492
    Due in one to three years                             -              -                1,000            952
                                                       -----             --               -----         ------

                                                      $1,000           $980              $3,500         $3,444
                                                       =====            ===               =====          =====


                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency obligations and municipal obligations designated as available for sale at December 31, 1998 and 1997, by term to maturity are shown below.

                                       1998                       1997
                                          Estimated                   Estimated
                                Amortized    fair         Amortized     fair
                                  cost       value          cost        value
                                                (In thousands)

    Due in three to five years    $100        $102         $498        $494
    Due in five to ten years       176         181          276         278
                                   ---         ---          ---         ---

                                  $276        $283         $774        $772
                                   ===         ===          ===         ===

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as held to maturity at December 31, 1998 and 1997 are shown below.


                                                                                            1998
                                                                                   Gross           Gross      Estimated
                                                                Amortized     unrealized      unrealized           fair
                                                                     cost          gains          losses          value
                                                                                       (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                                   $1,343            $-           $   (2)        $1,341
    Government National Mortgage Association
      participation certificates                                    1,190             22              -           1,212
    Federal National Mortgage Association
      participation certificates                                      639             10              -             649
      Interest-only certificates                                       18             -               -              18
                                                                  -------             --              --        -------

                                                                   $3,190          $  32          $   (2)        $3,220
                                                                    =====           ====           =====          =====


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
                                                                    =====           ====            ====          =====

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed and related securities held to maturity at December 31, 1998, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                    Amortized cost
                                                    (In thousands)

    Due within one year                                    $   447
    Due after one to three years                             1,048
    Due after three to five years                                6
    Due after ten to twenty years                              987
    Due after twenty years                                     702
                                                            ------

                                                            $3,190

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as available for sale at December 31, 1998 and 1997 are shown below.

                                                                                    1998
                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                               (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   644          $    7            $-         $   651
    Government National Mortgage Association
      participation certificates                             277               1             (1)           277
    Federal National Mortgage Association
      participation certificates                           1,275               3            (29)         1,249
    Collateralized mortgage obligations                      627              -              (8)           619
                                                          ------              --          -----         ------

                                                          $2,823           $  11          $ (38)        $2,796
                                                           =====            ====           ====          =====

                                                                                    1997
                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                                  (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   915           $  11          $  (1)       $   925
    Government National Mortgage Association
      participation certificates                             451              -              (1)           450
    Federal National Mortgage Association
      participation certificates                           1,657               4            (44)         1,617
    Collateralized mortgage obligations                      627              -             (15)           612
                                                          ------              --            ---         ------

                                                          $3,650           $  15           $(61)        $3,604
                                                           =====            ====            ===          =====


                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed and related securities designated as available for sale at December 31, 1998, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.
                                                  Amortized cost
                                                  (In thousands)

    Due after one to three years                        $     13
    Due after three to five years                            370
    Due after five to ten years                              213
    Due after ten to twenty years                            783
    Due after twenty years                                 1,444
                                                           -----

                                                          $2,823


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                                     1998             1997
                                                          (In thousands)
    Residential real estate
      One-to-four family residential               $  62,206        $  71,388
      Multi-family residential                         1,775            2,781
      Construction                                     8,126            3,652
    Nonresidential real estate and land               13,904           14,703
    Commercial                                        12,461            4,871
    Consumer and other                                12,640           14,981
    Deferred loan origination costs                      200              202
                                                  ----------       ----------

                                                     111,312          112,578
    Less:
      Undisbursed portion of loans in process          1,151               99
      Allowance for loan losses                        1,477            1,276
                                                   ---------        ---------

                                                    $108,684         $111,203

    As depicted above, the Bank's lending efforts have historically focused on one-to-four family residential real estate loans, multi-family residential real estate loans and construction real estate loans, which comprise approximately $71.0 million, or 65%, of the total loan portfolio at December 31, 1998 and approximately $77.7 million, or 70%, of the total loan portfolio at December 31, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas of southeastern Indiana and northwestern Kentucky, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending areas are presently stable.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

    In the ordinary course of business, the Bank has granted loans to some of its officers, directors and their related business interests. Related party loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to related parties was approximately $540,000 and $462,000 at December 31, 1998 and 1997, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended December 31:


                                                  1998           1997           1996
                                                             (In thousands)

    Balance at beginning of year                  $1,276         $1,190        $   407
    Provision for losses on loans                    275            304             22
    Allowance for loan losses of Citizens             -              -             764
    Charge-offs of loans                            (223)          (269)            (3)
    Recoveries of loan losses                        149             51             -
                                                  ------        -------          ----

    Balance at end of year                        $1,477         $1,276         $1,190
                                                   =====          =====          =====

    As of December 31, 1998, the Corporation's allowance for loan losses was comprised of a general loan loss allowance of approximately $1.4 million, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of approximately $122,000.

    The Corporation had nonperforming loans totaling $1.9 million, $718,000 and $819,000 at December 31, 1998, 1997 and 1996, respectively.

    The Corporation had no material loss of interest income related to such nonperforming loans during the years ended December 31, 1998, 1997, and 1996.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at December 31 are comprised of the following:

                                              1998                1997
                                                    (In thousands)

    Land and improvements                  $   675             $   662
    Office buildings and improvements        1,758               1,750
    Leasehold improvements                     117                 115
    Furniture, fixtures and equipment        2,113               1,943
    Automobiles                                 18                  32
                                           -------             -------
                                             4,681               4,502
    Less accumulated depreciation            2,658               2,437
                                             -----               -----

                                            $2,023              $2,065
                                             =====               =====

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:


    Deposit type and                                     1998                      1997
    weighted-average interest rate               Amount         %             Amount        %
                             (Dollars in thousands)

    Non-interest bearing accounts            $    8,365           7.0%    $    5,628         4.9%
    NOW accounts
      1998 - 2.60%                               14,417          12.2
      1997 - 2.57%                                                            15,424        13.4
    Money market demand accounts
      1998 - 2.92%                                6,984           5.9
      1997 - 2.93%                                                             8,257         7.2
    Savings accounts
      1998 - 3.70%                               22,378          19.0
      1997 - 3.42%                                                            21,411        18.7
                                           ------------       ---------     --------      ------
    Total demand, transaction and
      savings deposits                           52,144          44.1         50,720        44.2

    Certificates of deposit
      3.00 - 4.99%
        4.78% in 1998                            23,200          19.6
        4.82% in 1997                                                         13,016        11.3
      5.00 - 5.99%
        5.34% in 1998                            31,364          26.6
        5.40% in 1997                                                         36,010        31.3
      6.00 - 6.99%
        6.18% in 1998                            11,229           9.5
        6.22% in 1997                                                         12,312        10.7
      7.00 - 7.99%
        7.86% in 1998                               214            .2
        7.50% in 1997                                                          2,896         2.5
      8.00 - 8.99%
        8.25% in 1997                                -              -              1           -
                                              ---------       -------       --------      ------

    Total certificates of deposit                66,007          55.9         64,235        55.8
                                               --------       ------        --------      ------

    Total deposit accounts                     $118,151         100.0%      $114,955       100.0%
                                                =======       =======        =======      ======


    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled approximately $15.1 million and $11.0 million at December 31, 1998 and 1997, respectively.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                         1998           1997           1996
                                                   (In thousands)

    Savings                            $   768        $   708        $   539
    NOW accounts                           344            435            206
    Money market deposit accounts          211            480            234
    Certificates of deposit              3,359          3,291          2,370
                                         -----          -----          -----

                                        $4,682         $4,914         $3,349
                                         =====          =====          =====

    Maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                      1998             1997
                                          (In thousands)

    Less than one year               $53,931          $45,842
    One year to three years           10,880           16,970
    More than three years              1,196            1,423
                                     -------          -------

                                     $66,007          $64,235
                                      ======           ======

    As a result of the Corporation's acquisition of Citizen's, regulatory authorities required the sale of one of the Bank's retail branches. A definitive agreement was reached in 1996, which provided for the purchaser to acquire the branch facility for a price approximating book value, while assuming the branch deposits, which totaled $6.8 million, for a premium on core deposits. The transaction was consummated in 1997 and resulted in an approximate after-tax gain of $125,000.


NOTE G - ADVANCES FROM FEDERAL HOME LOAN BANK

    Federal Home Loan Bank advances, collateralized at December 31, 1997, by certain residential mortgage loans totaling $3.2 million and the Bank's investment in Federal Home Loan Bank stock, are shown below:

                  Interest          Maturing year
                     rate             ending in                 1997
                                    (In thousands)

                    6.12%                 1998                  $2,000
                                                                ======


NOTE H - OTHER BORROWED MONEY

    Other borrowed money consisted of a variable-rate two-year line of credit advance, bearing interest at December 31, 1998 of 6.63%, scheduled to mature in November 2000. The advance was collateralized by a pledge of the Corporation's stock of River Valley Financial.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE I - INCOME TAXES

    The provision for income taxes on earnings differs from that computed at the expected statutory corporate tax rate at December 31 as follows:



                                                         1998         1997         1996
                                                              (Dollars in thousands)
    Federal income taxes computed at
      expected statutory rate                            $709         $728          $51
    State taxes, net of federal benefits                  122          125            9
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                              9            9            2
      Other (primarily nontaxable income in 1997)          (7)         (32)          14
                                                        -----         ----           --
    Income tax provision per consolidated
      financial statements                               $833         $830          $76
                                                          ===          ===           ==

    Effective tax rate                                   39.9%        38.8%        51.0%
                                                         ====         ====         ====

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:


    Taxes (payable) refundable on temporary                     1998           1997
    differences at statutory rate:                                (In thousands)

    Deferred tax liabilities:
      Deferred loan origination costs                       $    (68)      $    (69)
      Difference between book and tax depreciation               (93)           (63)
      Percentage of earnings bad debt deduction                 (210)          (248)
      Mortgage servicing rights                                  (85)           (38)
                                                             -------        -------
         Total deferred tax liabilities                         (456)          (418)

    Deferred tax assets:
      Deferred compensation                                       97             59
      Allowance for valuation decline on
        mortgage-related securities                               90             90
      General loan loss allowance                                628            542
      Benefit plan expense                                        65             62
      Unrealized loss on securities designated as
        available for sale                                         7             16
      Purchase accounting adjustments related to asset
        valuation adjustments                                    227            329
      Other                                                       -               1
                                                             -------       --------
         Total deferred tax assets                             1,114          1,099
                                                               -----          -----

         Net deferred tax asset                              $   658        $   681
                                                              ======         ======


                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE I - INCOME TAXES (continued)

    Madison First Federal was allowed a special bad debt deduction based on a percentage of earnings generally limited to 8% of otherwise taxable income or the amount of qualifying and nonqualifying loans outstanding, and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. Retained earnings at December 31, 1998, includes approximately $2.4 million for which federal income taxes have not been provided. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $705,000 at December 31, 1998. See Note O for additional information regarding future percentage of earnings bad debt deductions.


NOTE J - LOAN COMMITMENTS


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

    At December 31, 1998, the Bank had outstanding commitments of approximately $1.4 million to originate residential one-to-four family variable-rate real estate loans at interest rates ranging from 7.0% to 7.5%. Additionally, the Bank had commitments to originate loans secured by other real estate totaling $1.4 million as of December 31, 1998. The Bank also had unused lines of credit under home equity loans and commercial loans of approximately $2.1 million and $3.8 million, respectively, at December 31, 1998, and standby letters of credit totaling $97,000 at that date. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flows from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE J - LOAN COMMITMENTS (continued)

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


NOTE K - LEASES

    In connection with the acquisition of Citizens, the Corporation assumed a lease of branch banking facilities. The lease of the banking facility in the Wal-Mart Supercenter in Madison requires the Corporation to make payments of approximately $23,000 in 1999. The original lease expires in September 1999, but does contain two renewable five year options at a maximum lease payment of approximately $29,000 per year.


NOTE L - STOCK OPTION PLAN

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

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                     1998        1997

    Net earnings (in thousands)     As reported     $1,253      $1,310
                                                     =====       =====

                                      Pro-forma     $1,253      $1,269
                                                     =====       =====

    Earnings per share
      Basic                         As reported      $1.13       $1.20
                                                      ====        ====

                                      Pro-forma      $1.13       $1.16
                                                      ====        ====

      Diluted                       As reported      $1.12       $1.18
                                                      ====        ====

                                      Pro-forma      $1.12       $1.15
                                                      ====        ====

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: dividend yield of 1.013%, expected volatility of 10.0%, a risk-free interest rate of 5.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of December 31, 1998 and 1997, and changes during the periods then ended is presented below:



                                                               1998                            1997
                                                                    Weighted-                        Weighted-
                                                                      average                          average
                                                                     exercise                         exercise
                                                      Shares            price            Shares          price

    Outstanding at beginning of year                 105,149           $14.81                -      $    -
    Granted                                               -                -            117,648          14.81
    Exercised                                          1,190            14.78                -           -
    Forfeited                                             -                -             12,499          14.81
                                                   ---------           ------         ---------          -----

    Outstanding at end of year                       103,959           $14.81           105,149         $14.81
                                                     =======            =====           =======          =====

    Options exercisable at year-end                   19,834                                 -
                                                    ========                          ========
    Weighted-average fair value of
      options granted during the year                    N/A                              $4.85


                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at December 31, 1998:

    Number outstanding                                            103,959
    Range of exercise prices                             $14.78 - $17.875
    Weighted-average exercise price                                $14.81
    Weighted-average remaining contractual life                 8.5 years


NOTE M - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP

    The following condensed financial statements summarize the financial position of River Valley Bancorp at December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods ended December 31, 1998, 1997 and 1996.

                              River Valley Bancorp
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)


     ASSETS                                                      1998         1997

Cash and interest-earning deposits                           $    198     $    374
Investment in River Valley Financial Bank                      18,788       17,744
Prepaid expenses and other assets                                  84           65
                                                             --------     --------

     Total assets                                            $ 19,070     $ 18,183
                                                             ========     ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Other borrowed money                                         $    270     $     --
Other liabilities                                                 187          194
                                                             --------     --------

     Total liabilities                                            457          194

Shareholders' equity
  Preferred stock                                                  --           --
  Common stock                                                     --           --
  Additional paid in capital                                   11,036       11,229
  Retained earnings                                             8,789        7,797
  Shares acquired by stock benefit plans                       (1,199)      (1,005)
  Unrealized losses on securities designated as available
    for sale, net of related tax effects                          (13)         (32)
                                                             --------     --------
         Total shareholders' equity                            18,613       17,989
                                                             --------     --------

         Total liabilities and shareholders' equity          $ 19,070     $ 18,183
                                                             ========     ========

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP (continued)

                              River Valley Bancorp
                             STATEMENTS OF EARNINGS
                           Periods ended December 31,
                                 (In thousands)

                                               1998      1997      1996
Revenue
  Interest income                            $   71    $   81    $   --
  Equity in earnings of subsidiaries          1,274     1,390         2
                                             ------    ------    ------
                                              1,345     1,471         2

General, administrative and other expense       105       243        --
                                             ------    ------    ------

     Earnings before income tax credits       1,240     1,228         2

Income tax credits                               13        82        --
                                             ------    ------    ------

     NET EARNINGS                            $1,253    $1,310    $    2
                                             ======    ======    ======


                              River Valley Bancorp
                            STATEMENTS OF CASH FLOWS
                           Periods ended December 31,
                                 (In thousands)


                                                                1998         1997         1996
Cash flows from operating activities:
  Net earnings for the year                                 $  1,253     $  1,310     $      2
  Undistributed net earnings of subsidiary                    (1,274)      (1,390)          (2)
  Amortization expense of stock benefit plans                    114          128           --
  Increase (decrease) in cash due to changes in:
    Prepaid expenses and other assets                            (19)         (65)          --
    Other liabilities                                             (7)        (109)          94
                                                            --------     --------     --------
     Net cash provided by (used in) operating activities          67         (126)          94

Cash flows from financing activities:
  Purchase of shares                                            (270)          --           --
  Stock options exercised                                         18           --           --
  Proceeds from other borrowed money                             270           --           --
  Proceeds from issuance of common stock                          --           --       11,173
  Acquisition of stock by stock benefit plans                     --           --         (952)
  Acquisition of Citizens National Bank                           --           --       (4,588)
  Purchase of shares in River Valley Financial                    --           --       (5,072)
  Dividends paid on common stock                                (261)        (155)          --
                                                            --------     --------     --------
     Net cash provided by (used in) financing activities        (243)        (155)         561
                                                            --------     --------     --------

Net increase (decrease) in cash and cash equivalents            (176)        (281)         655

Cash and cash equivalents at beginning of year                   374          655           --
                                                            --------     --------     --------

Cash and cash equivalents at end of year                    $    198     $    374     $    655
                                                            ========     ========     ========


                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE N - REGULATORY CAPITAL

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

    At December 31, 1998 and 1997, management believes that the Bank met all capital adequacy requirements to which it was subject.

    1998:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $18,729    13.5%          *$2,079     *1.5%           *$6,931      * 5.0%

    Core capital                        $18,729    13.5%          *$4,159     *3.0%           *$8,318      * 6.0%

    Risk-based capital                  $20,084    20.6%          *$7,793     *8.0%           *$9,741      *10.0%

* = Greater than or equal to

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE N - REGULATORY CAPITAL (continued)


    1997:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $17,566    12.9%          *$2,047     *1.5%           *$6,824      *  5.0%

    Core capital                        $17,566    12.9%          *$4,095     *3.0%           *$8,189      *  6.0%

    Risk-based capital                  $18,703    20.8%          *$6,944     *8.0%           *$8,680      * 10.0%

* = Greater than or equal to

    At December 31, 1998, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $10.3 million and $10.4 million, respectively.

    Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS recently amended its capital distribution regulation in a final rule which takes effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the association is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years. A savings association must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the association would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.


NOTE O - LEGISLATIVE MATTERS

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

                              River Valley Bancorp


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE O - LEGISLATIVE MATTERS (continued)

    In 1996, Congress enacted legislation to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Bank had $76.6 million in deposits at March 31, 1995, resulting in an assessment of approximately $503,000, or $289,000 after tax, which was charged to operations in 1996.

    The 1996 law also provided for the merger of the SAIF and the BIF by 1999, but not until such time as bank and thrift charters are combined. Although Congress has not enacted legislation to combine bank and thrift charters, any such legislation in the future could require the Bank to become a state or national commercial bank and become subject to regulation by an agency other than the OTS. In that event, the Bank's investment authority and the ability of the Corporation to engage in diversified activities may be limited or prohibited, and the profitability of the Corporation could be adversely affected. Under separate legislation related to the recapitalization plan, the Bank is required to recapture as taxable income approximately $600,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve over six years commencing in 1998.


NOTE P - CONVERSION TO STOCK FORM AND BUSINESS COMBINATION

    On March 5, 1996, the Bank's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Bank would convert to the stock form of ownership, through the issuance of all of the Bank's outstanding stock to a newly formed holding company, River Valley Bancorp. Pursuant to the Plan, the Bank offered for sale up to 1,190,250 common shares to its depositors and members of the community. The offering was completed in December 1996, resulting in net capital proceeds of $10.2 million.

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

                              River Valley Bancorp

                        December 31, 1998, 1997 and 1996


NOTE P - CONVERSION TO STOCK FORM AND BUSINESS COMBINATION (continued)

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

    Presented below is a pro-forma condensed consolidated statement of earnings which has been prepared as if the acquisition had been consummated as of the beginning of the year ended December 31, 1996.

                                                               (In thousands)
                                                                 (Unaudited)

    Total interest income                                            $10,211
    Total interest expense                                             5,640
         Net interest income                                           4,571

    Provision for losses on loans                                        252
    Other income                                                       1,164
    General, administrative and other expense                          5,049
                                                                     -------

         Earnings before income taxes                                    434

    Federal income taxes                                                 150

         Net earnings                                              $     284
                                                                    ========

    The Bank owns 100% of the outstanding capital stock of First Service which, until the Banks conversion, owned 100% of the outstanding capital stock of McCauley Insurance Agency ("McCauley").

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
Tel: (812)265-3616  Fax: (812)273-3143    Tel: (317)236-1313  Fax: (317)231-7433


Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-K may be obtained without charge by contacting the Corporation.


Offices of River Valley Financial Bank:

Hilltop:          303 Clifty Drive
                  430 Clifty Drive
Downtown:         233 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on April 21, 1999, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

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

Kenneth L. Cull
Loan Officer

Theresa A. Dryden
Loan Officer


Barbara J. Eades
Customer Service Manager

V. Kay Kimmel
Loan Officer

Deanna J. Liter
Data Processing Officer

Linda L. Ralston
Customer Service Manager


Robert J. Schoenstein Jr.
Loan Officer

Loy M. Skirvin
Human Resources Manager

Rhonda E. Wingham
Customer Service Manager

                             ADVISORY BOARD MEMBERS




Burton P. Chambers
Advisory Director

Van E. Shelton
Advisory Director

Ralph E. Storm
Advisory Director