Form 10-K, Exhibit 13
period 1999-12-31
RIVER VALLEY BANCORP
filed 2000-03-23
CIK 1015593

River Valley Bancorp

  P.O. Box 1590 Madison, Indiana 47250-0590 (812) 273-4949 Fax - (812) 273-2883

To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's fourth Annual Report to Shareholders covering the year ending December 31, 1999.

The world was enamored in 1999 as we waited, watched and anticipated change associated with the passing of a century. In 1999, the impetus for change at River Valley Bancorp came from new management and management philosophy. Many will regard the passing of a century as a defining moment in time; history too will decide if 1999 was a redefining moment in the life of this organization. While our Corporation has its origins dating back nearly 125 years, we are very mindful that our commitment to the future, not the past, will define our successes in this new century. We are very proud of our heritage, but are confident that we are using our past as an agent for change rather than a focus for the future.

If 1999 is a defining moment for the future, it also marked the culmination of an evolution in merging the cultures of two former banking organizations into one. River Valley Bancorp reflects the strengths of what had been two distinct entities. Today the organization is recognized in our communities as the only locally owned and controlled bank. The Bank has developed a service promise...Expect A Difference!..that reinforces our organization's commitment to customer service and community involvement. Our employees are dedicated to the premise that service is much more than a slogan, it's a commitment that stands the test of time.

Operationally 1999 was a year of transitions as well, as net earnings for 1999 totaled $1,039,000, or basic earnings per share of $1.03, compared to
$1,253,000, or $1.13 basic earnings per share, reported in 1998. Current year earnings were negatively impacted by decreased secondary market activity which resulted in $74,000 in gains on sale of loans, compared to $339,000 in gains recorded in 1998. The current year reflects a modest decrease in total operating expenses while including a $150,000 pre-tax expense associated with a severance agreement. During the fourth quarter of 1999, management implemented a comprehensive plan to control operating expenses.

During 1999, and primarily in the last six months of the year, the Corporation aggressively repurchased shares to be held as treasury shares. For the period ended December 31, 1999, we repurchased a total of 202,943 shares for a total of $2.7 million, or an average price of $13.42. The current book value of outstanding shares as of December 31, 1999 was $17.33 compared to $15.86 as of December 31, 1998. The Board of Directors declared dividends totaling $0.265 per share during the year, an increase from the $0.22 recorded the year prior.

Additionally, during 1999, your Corporation diligently worked on nonperforming assets. As of December 31, 1999, nonperforming assets totaled $857,000, or 0.62% of total assets compared to $1.9 million, or 1.47% of total assets from the prior year-end. The Corporation was able to reduce its nonperforming assets without significantly raising its loan losses. Net losses for fiscal 1999 totaled $95,000 as compared to $74,000 in fiscal 1998. As a result of improving trends and collection efforts, the Corporation was able to lower its provision for losses on loans from $275,000 in fiscal 1998 to $140,000 in 1999.

While 1999 was a year marked by transitions and changes, we believe that these changes have laid the foundation for significant improvements in the years to come.

Respectfully,

/s/ Matthew P. Forrester
Matthew P. Forrester
President, CEO

                              River Valley Bancorp

                            BUSINESS OF RIVER VALLEY

River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank ("River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering culminated with the sale of 1,190,250 common shares at an initial offering price of $10.00 per share. In 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens") in a transaction that was accounted for using the purchase method of accounting. River Valley Financial and Citizens merged in 1997. Future references to River Valley, River Valley Financial and Citizens are utilized herein, as the context requires.

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

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 921,972 common shares of River Valley Bancorp outstanding at February 21, 2000, held of record by 402 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." The Corporation's common shares are listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR".

Presented below are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon for each quarter of 1999, 1998 and 1997. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)

Quarter Ended                High        Low         Cash Distributions (1)

1999

  December 31, 1999          $12.63      $11.50                  $0.075
  September 30, 1999          14.38       13.00                   0.065
  June 30, 1999               14.75       12.25                   0.065
  March 31, 1999              15.75       13.13                   0.060

1998

  December 31, 1998          $16.00      $13.25                  $0.060
  September 30, 1998          19.00       13.75                   0.055
  June 30, 1998               20.75       18.38                   0.055
  March 31, 1998              19.75       18.50                   0.050

1997

  December 31, 1997          $19.00      $16.25                  $0.050
  September 30, 1997          17.25       14.75                   0.040
  June 30, 1997               15.00       13.63                   0.040
  March 31, 1997              15.50       13.00                     -




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

The high and low sales prices for River Valley's common shares between December 31, 1999 and February 21, 2000 were $12.63 and $12.00, respectively.

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

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS amended its capital distribution regulation in a final rule which became effective on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated. All financial information prior to 1996 relates to River Valley Financial as a mutual savings association.


Selected consolidated financial condition data:  (1)                              At December 31,
                                                 1999            1998         1997           1996           1995
Total amount of:                                                          (In thousands)

  Assets                                     $138,695        $138,369     $136,933       $145,541        $86,604
  Loans receivable - net (2)                  115,131         112,385      111,887        108,994         57,945
  Cash and cash equivalents (3)                 8,052          12,307        5,765          8,785          2,689
  Mortgage-backed and related securities (4)    4,209           5,986        8,978         12,846          9,917
  Investment securities (4)                     5,230           1,283        4,272          8,948         13,018
  Deposits                                    114,251         118,151      114,955        125,656         75,233
  FHLB advances and other borrowings            6,500             270        2,000          1,100          4,471
  Shareholders' equity- net (5)                16,866          18,613       17,989         16,805          6,574


Summary of consolidated earnings data: (1)                               Year ended December 31,
                                                 1999            1998         1997           1996           1995
                                                                     (In thousands, except share data)

Total interest income                          $9,734         $10,108      $10,362     $    5,875       $  5,794
Total interest expense                          4,617           4,842        5,049          3,412          3,594
                                                -----         -------      -------      ---------        -------
     Net interest income                        5,117           5,266        5,313          2,463          2,200

Provision for losses on loans                     140             275          304             22            150
                                               ------        --------     --------    -----------       --------
Net interest income after provision for
  losses on loans                               4,977           4,991        5,009          2,441          2,050

Other income                                      844           1,188        1,134            578            362
General, administrative and other expense       4,080           4,093        4,003          2,870          1,966
                                                -----         -------    ---------      ---------        -------

Earnings before income tax expense              1,741           2,086        2,140            149            446
Income tax expense                                702             833          830             76            188
                                               ------        --------     --------    -----------       --------

     Net earnings                              $1,039        $  1,253     $  1,310   $         73      $     258
                                                =====         =======      =======    ===========       ========

     Basic earnings per share (6)               $1.03          $1.13        $1.20             N/A            N/A
                                                 ====           ====         ====             ===            ===
     Diluted earnings per share (6)             $1.03          $1.12        $1.18             N/A            N/A
                                                 ====           ====         ====             ===            ===




(1) River Valley acquired Citizens National Bank as of December 20, 1996. The acquisition was accounted for using the purchase method of accounting and, therefore, the 1996 financial statements reflect only eleven days of activity with respect to the acquisition.
(2)  Includes loans held for sale.
(3)  Includes certificates of deposit in other financial institutions.
(4)  Includes securities designated as available for sale.
(5)  Consists solely of retained earnings at December 31, 1995.
(6) Earnings per share is not applicable for the years ended December 31, 1996 and 1995 as River Valley converted to stock form in 1996.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                             OTHER DATA (CONTINUED)

Selected financial ratios and other data:

                                                                          Year ended December 31,

                                                 1999            1998           1997             1996            1995

Interest rate spread during period              3.63%          3.66%           3.64%            2.79%          2.36%
Net yield on interest-earning assets (1)        3.94           4.08            4.00             2.98           2.61
Return on assets (2)                            0.76           0.92            0.99             0.08           0.30
Return on equity (3)                            5.87           6.85            7.53             1.05           4.01
Equity to assets (4)                           12.16          13.45           13.12            11.55           7.59
Average interest-earning assets to
  average interest-bearing liabilities        108.81         111.07          109.56           104.64         105.62
Nonperforming assets to total assets (4)        0.62           1.47            0.58             0.56           0.01
Allowance for loan losses to total
  loans outstanding (4)                         1.28           1.33            1.13             1.06           0.70
Allowance for loan losses to
  nonperforming loans (4)                     164.41          75.78          177.72           145.30       5,087.50
Net charge-offs to average total
  loans outstanding                             0.08           0.06            0.20             0.01           0.01
General, administrative and other
  expense to average assets (5) (6)             2.97           3.01            2.83             3.33           2.26
Dividends as percent of net earnings           26.66          20.33           11.83              N/A            N/A
Numbers of full service offices                 5              5               6                6              3


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

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 1999 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

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

Discussion of Changes in Financial Condition from December 31, 1998 to December 31, 1999

At December 31, 1999, River Valley's consolidated assets totaled $138.7 million, representing an increase of $326,000, or .2%, over the December 31, 1998 total. The modest increase in assets was funded primarily by a $6.2 million increase in borrowings. Deposits decreased by $3.9 million from $118.2 million as of December 31, 1998, to $114.3 million as of December 31, 1999. Shareholders' equity totaled $16.9 million at December 31, 1999, a net decrease of $1.7 million from the $18.6 million total as of December 31, 1998. The decrease in equity was attributed primarily to the repurchase of approximately $2.7 million, or 202,943 shares of common stock held as treasury shares.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $4.2 million from December 31, 1998 levels, to a total of $8.1 million at December 31, 1999. Investment securities totaled $5.2 million at December 31, 1999, an increase of $3.9 million over December 31, 1998 levels. The increase was due to purchases of investment securities totaling $21.5 million during 1999, which were partially offset by maturities of $17.7 million. Mortgage-backed securities decreased by $1.8 million, or 29.7%, to a total of $4.2 million at December 31, 1999, primarily due to principal repayments.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Changes in Financial Condition from December 31, 1998 to December 31, 1999 (continued)

Loans receivable, including loans held for sale, totaled $115.1 million at December 31, 1999, an increase of $2.7 million, or 2.4%, over the $112.4 million total at December 31, 1998. The increase resulted primarily from loan originations during 1999 of $56.9 million, which were partially offset by principal repayments of $39.6 million and sales of $14.2 million. Growth in the loan portfolio was comprised primarily of a $7.4 million, or 11.9%, increase in loans secured by one-to-four family residential real estate and an $8.9 million, or 64.2%, increase in loans secured by nonresidential real estate, while commercial and consumer loans declined by $2.7 million and $3.1 million, respectively, year to year. Loan origination volume for 1998 exceeded that of 1999 by $12.7 million, or 18.2%. The volume of loan sales into the secondary mortgage market decreased during 1999 by $3.0 million, or 17.3%, from 1998 volume.

River Valley's consolidated allowance for loan losses totaled approximately $1.5 million at both December 31, 1999 and 1998, which represented 1.28% and 1.33%, respectively, of total loans at those dates. Nonperforming loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $857,000 and $1.9 million at December 31, 1999 and 1998, respectively. The consolidated allowance for loan losses represented 178% and 76% of nonperforming loans at December 31, 1999 and 1998, respectively.

Although management believes that its allowance for loan losses at December 31, 1999 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits decreased by $3.9 million, or 3.3%, to a total of $114.3 million at December 31, 1999, compared to the $118.2 million total at December 31, 1998. Savings and demand deposits increased by $3.6 million, or 6.9%, during 1999, while certificates of deposit decreased by $7.5 million, or 11.4%. These fluctuations in balances were attributed to management's efforts to lower its funding costs for deposits.

Advances from the Federal Home Loan Bank and other borrowed money increased by $6.2 million from the total at December 31, 1998, as current period borrowings of $9.1 million were partially offset by repayments of $2.9 million. Proceeds from advances were used to fund net deposit outflows and loan originations.

Shareholders' equity totaled $16.9 million at December 31, 1999, a decrease of $1.7 million, or 9.1%, from the $18.6 million total at December 31, 1998. The decrease resulted primarily from repurchases of shares totaling $2.7 million and cash dividends of $277,000, which were partially offset by net earnings of $1.04 million and a net increase in shares for stock benefit plans of $232,000.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison  of Results of Operations  for the Years Ended  December 31, 1999 and
1998

General

River Valley's net earnings for the year ended December 31, 1999 totaled $1.04 million, a decrease of $214,000, or 17.1%, from net earnings reported in 1998. The decrease in net earnings in the 1999 period was primarily attributable to a decrease in net interest income of $149,000 and a decrease of $344,000 in other income, including a decrease of $265,000 in the gain on sale of loans year to year. General, administrative and other expense for the year was marginally lower, but included $150,000 in non-recurring expenses associated with severance agreements. The provision for federal income taxes decreased by $131,000 in 1999 as compared to the same period in 1998. The provision for loan losses in 1999 was $140,000 as compared to $275,000 in 1998.

Net Interest Income

Total interest income for the year ended December 31, 1999, amounted to $9.7 million, a decrease of $374,000, or 3.7%, from the 1998 total, reflecting the effects of a lower yield on average assets. While the average balance of average interest-earning assets outstanding year-to-year increased by $823,000, the yield on those assets decreased from an average yield of 7.82% in 1998 to 7.49% in 1999. Interest income on loans and mortgage-backed securities totaled $9.0 million for 1999, a decrease of approximately $684,000, or 7.0%, from 1998. Interest income on investments and interest-earning deposits increased by $310,000, or 80.9%, due to an increase in the average balance outstanding of $6.0 million associated with a modest decrease in the average yield of approximately 4 basis points from the comparable 1998 period.

Interest expense on deposits decreased by $208,000, or 4.4%, to a total of $4.5 million for the year ended December 31, 1999, due primarily to a 30 basis point decrease in the weighted average cost of deposits. The cost of deposits fell from 4.12% in 1998 to 3.82% in 1999. Interest expense on borrowings totaled $143,000 for the year ended December 31, 1999, a decrease of $17,000, or 10.6%, from 1998. The decrease resulted primarily from lower average borrowings year-to-year, partially offset by a 15 basis point increase in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased during 1999 by $149,000, or 2.8%, compared to 1998. The interest rate spread decreased by three basis points for 1999 to 3.63% from 3.66% in the 1998 period, while the net interest margin amounted to 3.94% in 1999 and 4.08% in 1998.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $140,000 provision for losses on loans in 1999, a decrease of $135,000, or 49.1%, compared to the $275,000 provision recorded in 1998. The current period provision generally reflects growth in the loan portfolio, coupled with a decrease in the level of nonperforming loans year-to-year. Nonperforming loans for the period ended December 31, 1999, were $857,000, a reduction of approximately $1.0 million from the $1.9 million at December 31, 1998. Net charge-offs amounted to $95,000 in 1999, compared to $74,000 in 1998. While management believes that the allowance for losses on loans is adequate at December 31, 1999, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998 (continued)

Other Income

Other income amounted to $844,000 for the year ended December 31, 1999, a decrease of $344,000, or 29.0%, compared to 1998, due primarily to a $265,000, or 78.2%, decrease in gain on sale of loans and a $33,000 decrease in service fees, charges and other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.1 million for the year ended December 31, 1999, a decrease of $13,000, or .3%, from the 1998 total. Employee compensation and benefits decreased by $147,000, or 6.4%, in 1999 as compared to 1998, primarily from the effects of a decrease in the Corporation's stock price used to record expense for various stock compensation programs coupled with a decrease in staffing levels. The current year's compensation expense included $150,000 in non-recurring charges associated with a severance agreement in a managerial restructuring completed in the third quarter of fiscal 1999. Occupancy and equipment expense increased by $80,000, or 16.5%, in 1999, primarily from charges associated with equipment upgrades and expenses associated with Year 2000 compliance. Other operating expenses increased by $76,000, or 6.9%, due primarily to increases in advertising, office supplies and educational expenses of staff.

Income Taxes

The provision for income taxes decreased by $131,000, or 15.7%, for the year ended December 31, 1999, as compared to 1998. The decrease was due primarily to a decrease in pretax earnings of $345,000, or 16.5%. The effective tax rates were 40.3% and 39.9% for the years ended December 31, 1999 and 1998, respectively.

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

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

Net Interest Income

Total interest income for the year ended December 31, 1998, amounted to $10.1 million, a decrease of $254,000, or 2.5%, from the 1997 total, reflecting the effects of a $3.5 million, or 2.6%, decline in the balance of average interest-earning assets outstanding year-to-year. Interest income on loans and mortgage-backed securities totaled $9.7 million for 1998, a decrease of $38,000, or .4%, from 1997. The decrease resulted primarily from a $315,000, or .3%, decrease in the average balance of loans and mortgage-backed securities outstanding year-to-year, coupled with a one basis point decrease in yield to 7.97% in 1998. Interest income on investments and interest-earning deposits decreased by $216,000, or 36.1%, due to a decrease in the average balance outstanding of $3.2 million, coupled with an approximate 45 basis point decrease in yield from the comparable 1997 period.

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

General, Administrative and Other Expense

General, administrative and other expense totaled $4.1 million for the year ended December 31, 1998, an increase of $90,000, or 2.2%, over the 1997 total. This increase resulted primarily from a $144,000, or 6.7%, increase in employee compensation and benefits, and a $94,000, or 9.3%, increase in other operating expense, which were partially offset by a $43,000, or 8.2%, decrease in occupancy and equipment expense and a $97,000, or 43.3%, decrease in data processing. The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in other operating expense resulted from increases in advertising, office supplies and pro-rata increases in operating expenses due to the Corporation's overall growth year-to-year. The decline in occupancy and equipment resulted from reduced costs following the sale of the Hanover branch location in 1997. The decrease in data processing was due to the conversion to the in-house data processing system used by Citizens after the merger in November 1997.

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

                                                                             Year ended December 31,
                                                      1999                            1998                           1997
                                          Average  Interest               Average  Interest               Average   Interest
                                      outstanding   earned/   Yield/  outstanding   earned/   Yield/  outstanding    earned/  Yield/
                                          balance      paid   rate        balance      paid   rate        balance      paid   rate
                                                                            (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits and other     $ 7,821   $   417   5.34%   $  4,337    $     233    5.37%   $    5,351  $     322   6.02%
  Investment securities (1)                 5,347       276   5.17       2,871          150    5.22         5,043        277   5.49
  Mortgage-backed and
        related securities (1)              5,051       301   5.97       7,542          462    6.13        10,874        733   6.74
  Loans receivable, net (2)               111,794     8,740   7.82     114,440        9,263    8.09       111,423      9,030   8.10
                                          -------     -----   ----     -------      ------- -------       -------    ------- ------

         Total interest-earning
                assets                   $130,013     9,735   7.49    $129,190       10,108    7.82      $132,691     10,362   7.81
                                          =======                      =======                            =======

Interest-bearing liabilities:
  Deposits                               $117,258    $4,474   3.82    $113,770        4,682    4.12      $118,872      4,914   4.13
  FHLB advances and other borrowings        2,228       143   6.43       2,549          160    6.28         2,244        135   6.02
                                        ---------    ------   ----   ---------     -------- -------     ---------   -------- ------

         Total interest-bearing
                liabilities              $119,486     4,617   3.86    $116,319        4,842    4.16      $121,116      5,049   4.17
                                          =======     -----   ----     =======      ------- -------       =======    ------- ------

Net interest income                                  $5,118                        $  5,266                         $  5,313
                                                     ======                         =======                          =======
Interest rate spread (3)                                      3.63%                            3.66%                           3.64%
                                                              ====                            =====                            =====
Net yield on weighted average                                 3.94%                            4.08%                           4.00%
  interest-earning assets (4)                                 ====                            =====                            =====

Average interest-earning
        assets to average                                   108.81%                          111.07%                         109.56%
                                                            ======                           ======                          ======


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

                                                                        Year ended December 31,
                                                        1999 vs. 1998                        1998 vs. 1997
                                                             Increase                             Increase
                                                          (decrease)                            (decrease)
                                                              due to                                due to

                                                 Volume        Rate      Total          Volume       Rate     Total
                                                                                 (In thousands)
Interest-earning assets:
  Interest-earning deposits and other            $  186    $    (2)    $  184          $  (57)    $  (32)    $  (89)
  Investment securities                             128         (2)       126            (114)       (13)      (127)
  Mortgage-backed and related securities           (149)       (11)      (160)           (210)       (61)      (271)
  Loans receivable, net                            (211)      (312)      (523)            244        (11)       233
                                                   ----       -----      -----           ----      -----       ----
     Total                                          (46)      (327)      (373)           (137)      (117)      (254)

Interest-bearing liabilities:
  Deposits                                          151       (359)      (208)           (210)       (22)      (232)
  FHLB advances and other borrowings                (21)         4        (17)             19          6         25
                                                  -----    -------      -----            ----     ------      -----
     Total                                          130       (355)      (225)           (191)       (16)      (207)
                                                  -----       ----       ----             ---      -----       ----

Net change in interest income                   $  (176)    $   28      $(148)         $   54      $(101)    $  (47)
                                                 ======      =====       ====           =====       ====      =====

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

The following is an analysis of River Valley Financial's interest rate risk, as of September 30, 1999 (the latest information available) and December 31, 1998, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 400 basis points in market interest rates.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset and Liability Management (continued)

As illustrated below, River Valley Financial's NPV is more sensitive to declining rates than rising rates in 1999. Such difference in sensitivity occurs principally due to the Bank's preponderance of adjustable rate mortgage ("ARM") loans in its loan portfolio. Generally, as rates decline, the interest rates on ARM loans will adjust downward. Moreover, the interest River Valley Financial would pay on deposits would decrease because the Bank's deposits generally have shorter periods of repricing.

                            As of September 30, 1999
                             (Dollars in thousands)

Change in
Interest Rates        Estimated             Amount
(basis points)              NPV          of Change          Percent

+300                    $18,220            $(1,741)          (9)%
+200                     19,579               (382)          (2)
+100                     19,943                 18             -
   -                     19,961                 -              -
-100                     19,553               (408)          (2)
-200                     18,801             (1,160)          (6)
-300                     18,065             (1,896)          (9)



                             As of December 31, 1998
                             (Dollars in thousands)

Change in
Interest Rates       Estimated                Amount
(basis points)             NPV             of Change          Percent

+300                   $18,081              $   (405)          (2)%
+200                    18,690                   204           (1)
+100                    18,717                   231           (1)
   -                    18,486                    -             -
-100                    17,916                  (570)          (3)
-200                    17,343                (1,143)          (6)
-300                    17,034                (1,452)          (8)

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

OTS regulations presently require River Valley Financial to maintain an average daily balance of cash, investments in United States government and agency securities and other investments in an amount equal to 4% of the sum of River Valley Financial's average daily balance of net withdrawable deposit accounts. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which River Valley Financial may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1999, River Valley Financial's regulatory liquidity ratio was 28.2%. At such date, River Valley Financial had commitments to originate loans totaling $2.2 million and, in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $9.6 million. At December 31, 1999, River Valley Financial had no commitments to sell loans and no outstanding commitments to purchase loans. The Corporation considers River Valley Financial's liquidity and capital resources sufficient to meet outstanding short- and long-term needs. At December 31, 1999, the Corporation had no material commitments for capital expenditures.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1999, 1998 and 1997:


                                                              Year ended December 31,
                                                    1999              1998             1997
                                                                (In thousands)

Cash flows from operating activities            $  5,382           $(1,913)        $  2,395

Cash flows from investing activities:

  Investment maturities/sales                     (3,847)            3,000            4,698
  Mortgage-backed securities purchases             -                    -            (1,350)
  Mortgage-backed securities repayments            1,709             2,970            3,072
  Net loan (originations) repayments              (6,673)            2,145           (3,859)
  Other                                             (157)              731            1,374

Cash flows from financing activities:

  Net increase (decrease) in deposits             (3,900)            3,196          (10,701)
  Net increase (decrease) in borrowings            6,000            (1,730)             900
  Other                                           (2,769)             (960)            (346)
                                                  -------          -------         --------

Net increase (decrease) in cash and cash
  equivalents                                    $(4,255)          $ 7,439         $ (3,817)
                                                  ======            ======           ======


River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital generally equal to 4% of the association's total assets except those associations with the highest examination rating and acceptable levels of risk.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $1.4 million at December 31, 1999.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 1999. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 1999:


                                  OTS Requirement                        Actual Amount
                     Percent of                        Percent of                              Amount
                         Assets         Amount          Assets (1)          Amount          of Excess
                                                    (Dollars in thousands)

Tangible capital         1.5%           $2,086            12.1%             $16,850           $14,764
Core capital (2)         4.0             5,563            12.1               16,850            11,287
Risk-based capital       8.0             7,615            19.0               18,040            10,425


(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has adopted a core capital requirement for savings associations comparable to that required by the OCC for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley Financial is in compliance with this requirement.

Effect of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effect of Recent Accounting Pronouncements (continued)

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's consolidated financial statements.

Year 2000 Compliance Matters

As with all providers of financial services, the Bank's operations are heavily dependent on information technology systems. During the three year period leading up to January 1, 2000, the Bank addressed the potential problems associated with the possibility that the computers that control or operate the Bank's information technology system and infrastructure may not have been programmed to read four-digit date codes and, upon arrival of the year 2000, may have recognized the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

The Bank's core data processing relative to customer loan and deposit accounts, as well as the general ledger, is performed in-house through use of a purchased software product. Management had been advised, and certain testing had been performed to verify, that the system would continue to function upon arrival of the year 2000. The Bank experienced no technology-related difficulties upon arrival of January 1, 2000, nor was there any interruption of services to its customers.

Financial institutions may experience increases in problem loans and credit losses in the event that borrowers failed to prepare properly for Year 2000. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Bank's primary market area is not significantly dependent upon one employer or industry, the Bank does not expect, and to date has not experienced, any significant or prolonged difficulties that will affect net earnings or cash flow.

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

               Report of Independent Certified Public Accountants

Board of Directors
River Valley Bancorp

We have audited the accompanying consolidated statements of financial condition of River Valley Bancorp as of December 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Grant Thornton
Cincinnati, Ohio
February 16, 2000

                              River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)



         ASSETS                                                                                  1999                1998

Cash and due from banks                                                                     $   3,648          $    4,014
Federal funds sold                                                                              1,550                 825
Interest-earning deposits in other financial institutions                                       2,854               7,468
                                                                                             --------           ---------
         Cash and cash equivalents                                                              8,052              12,307

Investment securities designated as available for sale - at market                              4,230                 283
Investment securities held to maturity - at amortized cost, approximate
  market value of $995 and $980 as of December 31, 1999 and 1998                                1,000               1,000
Mortgage-backed and related securities designated as available
  for sale - at market                                                                          2,071               2,796
Mortgage-backed and related securities held to maturity - at cost, approximate
  market value of $2,147 and $3,220 as of December 31, 1999 and 1998                            2,138               3,190
Loans receivable - net                                                                        115,131             108,684
Loans held for sale - at lower of cost or market                                                 -                  3,701
Real estate acquired through foreclosure                                                         -                     82
Office premises and equipment - at depreciated cost                                             1,980               2,023
Federal Home Loan Bank stock - at cost                                                            943                 943
Accrued interest receivable on loans                                                              970                 987
Accrued interest receivable on mortgage-backed and related securities                              26                  40
Accrued interest receivable on investments and interest-earning deposits                           47                  29
Goodwill - net of accumulated amortization                                                         44                  50
Cash surrender value of life insurance                                                            854                 818
Prepaid expenses and other assets                                                                 210                 373
Prepaid federal income taxes                                                                      359                 405
Deferred tax asset                                                                                640                 658
                                                                                            ---------          ----------

         Total assets                                                                        $138,695            $138,369
                                                                                              =======             =======


         LIABILITIES AND SHAREHOLDERS' EQUITY                                                  1999                1998

Deposits                                                                                   $114,251            $118,151
Advances from the Federal Home Loan Bank                                                      6,000                  -
Other borrowed money                                                                            500                 270
Advances by borrowers for taxes and insurance                                                    36                  34
Accrued interest payable                                                                        330                 468
Other liabilities                                                                               641                 763
Dividends payable                                                                                71                  70
                                                                                         ----------          ----------
         Total liabilities                                                                  121,829             119,756


Commitments                                                                                  -                       -


Shareholders' equity

  Preferred stock - 2,000,000 shares without par value
    authorized; no shares issued                                                              -                      -
  Common stock - 5,000,000 shares without par value authorized;
    1,190,250 shares issued                                                                   -                      -
  Additional paid in capital                                                                 11,314              11,288
  Retained earnings - substantially restricted                                                9,551               8,789
  Shares acquired by stock benefit plans                                                       (967)             (1,199)
  Less 219,753 and 16,810 treasury shares - at cost                                          (2,976)               (252)
  Accumulated comprehensive loss, unrealized losses on
    securities designated as available for sale, net of related tax benefits                    (56)                (13)
                                                                                         ----------         -----------
         Total shareholders' equity                                                          16,866              18,613
                                                                                            -------            --------

         Total liabilities and shareholders' equity                                        $138,695            $138,369
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                       CONSOLIDATED STATEMENTS OF EARNINGS

                             Year ended December 31,
                       (In thousands, except share data)


                                                                                      1999            1998           1997
Interest income
  Loans                                                                             $8,740        $  9,263       $  9,030
  Mortgage-backed and related securities                                               301             462            733
  Investment securities                                                                276             150            277
  Interest-earning deposits and other                                                  417             233            322
                                                                                    ------        --------       --------
         Total interest income                                                       9,734          10,108         10,362

Interest expense

  Deposits                                                                           4,474           4,682          4,914
  Borrowings                                                                           143             160            135
                                                                                    ------        --------       --------
         Total interest expense                                                      4,617           4,842          5,049
                                                                                     -----         -------        -------

         Net interest income                                                         5,117           5,266          5,313

Provision for losses on loans                                                          140             275            304
                                                                                     -----        --------       --------

         Net interest income after provision for losses on loans                     4,977           4,991          5,009

Other income

  Gain on sale of loans                                                                 74             339            127
  Gain on sale of Hanover branch and related deposits                                    -               -            206
  Loss on sale of investment, mortgage-backed and related securities                     -               -             (6)
  Gain on sale of office premises                                                       11              57             -
  Service fees, charges and other operating                                            759             792            807
                                                                                     -----        --------       --------
         Total other income                                                            844           1,188          1,134

General, administrative and other expense
  Employee compensation and benefits                                                 2,162           2,309          2,165
  Occupancy and equipment                                                              564             484            527
  Federal deposit insurance premiums                                                    42              42             50
  Amortization of goodwill                                                               6              27             27
  Data processing                                                                      126             127            224
  Other operating                                                                    1,180           1,104          1,010
                                                                                     -----         -------        -------
         Total general, administrative and other expense                             4,080           4,093          4,003
                                                                                     -----         -------        -------

         Earnings before income taxes                                                1,741           2,086          2,140

Income taxes

  Current                                                                              664             819            893
  Deferred                                                                              38              14            (63)
                                                                                    ------       ---------      ---------
         Total income taxes                                                            702             833            830
                                                                                     -----        --------       --------

         NET EARNINGS                                                               $1,039        $  1,253       $  1,310
                                                                                     =====         =======        =======

         EARNINGS PER SHARE
           Basic                                                                     $1.03           $1.13          $1.20
                                                                                      ====            ====           ====

           Diluted                                                                   $1.03           $1.12          $1.18
                                                                                      ====            ====           ====



The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                             Year ended December 31,
                                 (In thousands)


                                                                                         1999         1998         1997

Net earnings                                                                           $1,039       $1,253       $1,310

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax benefits of $22, $10 and $8
    in 1999, 1998 and 1997, respectively                                                  (43)          19           15
  Reclassification adjustment for realized losses
    included in earnings, net of tax benefit of $2 for the
    year ended December 31, 1997                                                           -            -             4
                                                                                        -----        -----     --------

Comprehensive income                                                                   $  996       $1,272       $1,329
                                                                                       ======        =====        =====

Accumulated comprehensive loss                                                         $  (56)     $   (13)     $   (32)
                                                                                        =====       ======       ======









The accompanying notes are an integral part of these statements.

                             River Valley Bancorp

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended December 31, 1999, 1998 and 1997
                        (In thousands, except share data)

                                                                                     Unrealized
                                                                         Shares  gains (losses)
                                                                       acquired   on securities
                                                        Additional     by stock      designated
                                               Common      paid-in      benefit    as available    Retained     Treasury
                                                stock      capital        plans        for sale    earnings        stock      Total

Balance at January 1, 1997                       $ -       $11,173    $   (952)        $  (51)       $6,635   $    -        $16,805

Purchase of shares for stock benefit plans         -            -         (174)            -             -         -           (174)
Amortization of expense
        related to stock benefit plans             -            56         121             -              7        -            184
Cash dividends of $0.13 per common share           -            -           -              -           (155)       -           (155)
Net earnings for the year
        ended December 31, 1997                    -            -           -              -          1,310        -          1,310
Unrealized gains on securities designated as
        available for sale,
        net of related tax effects                 -            -           -              -             -         -             19
                                                  ---      -------      ------           ----         -----      -------    -------

Balance at December 31, 1997                       -        11,229      (1,005)           (32)        7,797        -         17,989

Purchase of treasury shares                        -            -           -              -             -          (270)      (270)
Issuance of shares under stock option plan         -            -           -              -             -            18         18
Purchase of shares for stock benefit plans         -            -         (428)            -             -         -           (428)
Amortization of expense related
        to stock benefit plans                     -            59         234             -             -         -            293
Cash dividends of $0.22 per common share           -            -           -              -           (261)       -           (261)
Net earnings for the year
        ended December 31, 1998                    -            -           -              -          1,253        -          1,253
Unrealized gains on securities designated as
        available for sale,
        net of related tax effects                 -            -           -              19            -         -             19
                                                   --      -------      ------           ----         -----   ----------    -------

Balance at December 31, 1998                       -        11,288      (1,199)           (13)        8,789         (252)    18,613

Purchase of treasury shares                        -            -           -              -             -        (2,724)    (2,724)
Amortization of expense related
        to stock benefit plans                     -            26         232             -             -         -            258
Cash dividends of $0.265 per common share          -            -           -              -           (277)       -           (277)
Net earnings for the year ended
        December 31, 1999                          -            -           -              -          1,039        -          1,039
Unrealized losses on securities designated as
        available for sale,
        net of related tax effects                 -            -           -             (43)           -         -            (43)
                                                  ---         ----      ------            ---         -----    ---------    -------

Balance at December 31, 1999                    $  -       $11,314    $   (967)         $ (56)       $9,551      $(2,976)   $16,866
                                                 ====       ======     ========           ===         =====       ======     ======


The accompanying notes are an integral part of these statements.

                              River Valley Bancorp
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)


                                                                                    1999            1998           1997
Cash flows from operating activities:
  Net earnings for the year                                                    $   1,039        $  1,253       $  1,310
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Amortization (accretion) of premiums and discounts
      on investments, mortgage-backed and related securities - net                   (95)             39              1
    Loss on sale of investment, mortgage-backed and related securities
      designated as available for sale                                                 -               -              6
    Depreciation and amortization                                                    250             223            223
    Gain on sale of office premises                                                  (11)            (57)            -
    Gain on sale of Hanover branch and related deposits                                -               -           (206)
    Loans originated for sale in the secondary market                            (10,552)        (20,042)        (6,538)
    Proceeds from sale of loans in the secondary market                           14,226          17,194          6,996
    (Gain) loss on sale of loans in the secondary market                              27            (169)           (66)
    Amortization of deferred loan origination costs                                   93              99             73
    Provision for losses on loans                                                    140             275            304
    Amortization of goodwill                                                           6              27             27
    Amortization expense of stock benefit plans                                      258             293            184
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                            17             (71)           (97)
      Accrued interest receivable on mortgage-backed and related securities           14              77            (39)
      Accrued interest receivable on investments and interest-earning deposits       (18)             36            106
      Prepaid expenses and other assets                                              163            (232)            28
      Accrued interest payable                                                      (138)              5            184
      Other liabilities                                                             (121)           (467)           (47)
      Income taxes
        Current                                                                       46            (410)             9
        Deferred                                                                      38              14            (63)
                                                                               ---------      ----------      ---------
         Net cash provided by (used in) operating activities                       5,382          (1,913)         2,395

Cash flows provided by (used in) investing activities:

  Purchase of investment securities designated as available for sale             (21,537)              -              -
  Proceeds from maturity of investment securities                                 17,690           3,000          2,000
  Proceeds from sales of investment securities designated as available for sale        -               -          2,698
  Purchase of mortgage-backed and related securities designated as available
    for sale                                                                           -               -         (1,350)
  Principal repayments on mortgage-backed and related securities                   1,709           2,970          3,072
  Proceeds from sale of mortgage-backed and related securities designated as
   available for sale                                                                 -                -          2,146
  Loan principal repayments                                                       39,640          51,624         43,220
  Loan disbursements                                                             (46,313)        (49,479)       (47,079)
  Proceeds from sale of real estate acquired through foreclosure                      75               -              -
  Additions to real estate acquired through foreclosure                                -               -             (1)
  Proceeds from sale of office premises and equipment                                 49              67            405
  Purchase of office premises and equipment                                         (245)           (191)          (430)
  (Increase) decrease in certificates of deposit in other financial institutions       -             897           (797)
  Purchase of Federal Reserve Bank stock                                               -               -            (64)
  Proceeds from sale of Federal Reserve Bank stock                                     -               -            144
  Increase in cash surrender value of life insurance                                 (36)            (42)           (29)
                                                                                    ----            ----           ----
         Net cash provided by (used in) investing activities                      (8,968)          8,846          3,935
                                                                               ---------         -------        -------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                  (3,586)          6,933          6,330
                                                                               ---------         -------        -------

                              River Valley Bancorp
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             Year ended December 31,
                                 (In thousands)


                                                                                    1999            1998           1997
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                               $  (3,586)       $  6,933       $  6,330

Cash flows provided by (used in) financing activities:

  Increase (decrease) in deposit accounts                                         (3,900)          3,196         (3,913)
  Decrease in deposit accounts due to the sale of a branch                          -                 -          (6,788)
  Proceeds from Federal Home Loan Bank advances                                    6,000           6,000          7,000
  Repayment of Federal Home Loan Bank advances                                      -             (8,000)        (6,100)
  Proceeds from other borrowed money                                               3,131             270             -
  Repayment of other borrowed money                                               (2,901)              -             -
  Advances by borrowers for taxes and insurance                                        2             (19)           (17)
  Purchase of shares                                                              (2,724)           (270)            -
  Stock options exercised                                                           -                 18             -
  Acquisition of common stock for stock benefit plans                               -               (428)          (174)
  Dividends on common stock                                                         (277)           (261)          (155)
                                                                                 --------       --------       --------
         Net cash provided by (used in) financing activities                        (669)            506        (10,147)
                                                                                 --------      ---------         ------

Net increase (decrease) in cash and cash equivalents                              (4,255)          7,439         (3,817)

Cash and cash equivalents at beginning of year                                    12,307           4,868          8,685
                                                                                  ------         -------        -------

Cash and cash equivalents at end of year                                        $  8,052         $12,307       $  4,868
                                                                                 =======          ======        =======


Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Federal income taxes                                                        $    469        $  1,014      $     618
                                                                                  ======         =======       ========

    Interest on deposits and borrowings                                          $ 4,755        $  4,837       $  4,865
                                                                                   =====         =======        =======


Supplemental disclosure of noncash investing activities:

  Transfers from loans to real estate acquired through foreclosure               $    -         $     -      $       81
                                                                                  ======         =======      =========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                        $    (43)     $       19     $       19
                                                                                 =======       =========      =========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 125                                                                $    101       $     170     $       61
                                                                                 =======        ========      =========

  Exchange of office premises and equipment for similar assets                  $    103     $      -          $    -
                                                                                 =======      ==========        ======



The accompanying notes are an integral part of these statements.

                              River Valley Bancorp

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    River Valley Bancorp (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of River Valley Financial Bank ("River Valley Financial" or the "Bank"). The Bank conducts a general banking business in southeastern Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and commercial purposes. River Valley Financial's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

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

    2.  Investment Securities and Mortgage-Backed and Related Securities

    The Corporation accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 1999 and 1998, the Corporation's shareholders' equity included unrealized losses on securities designated as available for sale, net of related tax effects, of $56,000 and $13,000, respectively. Realized gains and losses on sales of investment and mortgage-backed and related securities are recognized using the specific identification method.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 1999, the Corporation had not identified any loans as held for sale. At December 31, 1998, loans held for sale were carried at cost, which approximated fair value.

    At December 31, 1999 and 1998, the Bank was servicing approximately $40.2 million and $34.3 million, respectively, of mortgage loans that have been sold to the Federal Home Loan Mortgage Corporation.

    The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

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

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    The Bank recorded amortization related to mortgage servicing rights totaling approximately $99,000, $34,000 and $18,000 for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, the carrying value of the Corporation's mortgage servicing rights totaled approximately $225,000 and the fair value totaled approximately $286,000. At December 31, 1998, the carrying value and fair value of the Corporation's mortgage servicing rights totaled approximately $222,000.

    4.  Loan Origination Fees and Costs

    The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

    Fees received for loan commitments that are expected to be drawn upon, based on the Corporation's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

    It is the Corporation's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based upon management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term.

    The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

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

    At December 31, 1999 and 1998, the Corporation had approximately $600,000 and $1.3 million, respectively, of loans defined as impaired under SFAS No. 114.

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

    8.  Amortization of Goodwill

    Amortization of goodwill, resulting from the acquisition of Citizens National Bank of Madison ("Citizens"), is provided using the straight-line method over an estimated life of ten years. During 1998, goodwill was reduced by approximately $168,000 for the favorable resolution of certain pre-acquisition contingencies, and for the purchase of minority interest shares at a price below the assigned value at acquisition.

    Management periodically evaluates the carrying value of goodwill in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from different methods of accounting for deferred loan origination costs, the allowance for valuation decline on mortgage-related securities, mortgage servicing rights, purchase accounting adjustments, the general loan loss allowance, the percentage of earnings bad debt deduction and certain components of retirement and benefit plan expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

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

    The Fund had previously advised the Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Because of the continuing overfunded status of the Fund, no contributions were made to the pension plan during the years ended December 31, 1999, 1998, and 1997. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

    During 1997, the Corporation implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the employer. The Bank's contributions to the plan totaled approximately $24,000, $28,000 and $48,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Retirement and Incentive Plans (continued)

    The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $32,000, $22,000 and $3,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position
    (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during the year. Expense related to the ESOP totaled approximately $147,000, $200,000 and $200,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    The Corporation also has a Recognition and Retention Plan ("RRP") which provides for the award and issuance of up to 47,610 shares of the Corporation's stock to members of the Board of Directors and management. During 1998 and 1997, the RRP purchased 32,316 shares of the Corporation's common stock in the open market. At December 31, 1999, 31,271 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $113,000, $113,000 and $61,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 71,730, 83,124 and 95,220 unallocated ESOP shares, totaled 1,007,087, 1,105,930 and 1,095,030 for the years ended December 31, 1999, 1998, and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,007,087, 1,121,986 and 1,106,858 for the years ended December 31, 1999,
    1998, and 1997, respectively. There were 16,056 and 11,828 incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the years ended December 31, 1998 and 1997, respectively. Options to purchase 93,959 shares of common stock with a weighted-average exercise price of $14.70 were outstanding at December 31, 1999, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


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

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

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

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair values of deposits with no stated maturity, such as NOW and super NOW accounts, passbook accounts and money market demand accounts are deemed to approximate the amount payable on demand as of December 31, 1999 and 1998. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  Other borrowed money: The carrying value for these variable rate borrowings is deemed to approximate fair value.

                  Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 1999 and 1998, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                            1999                              1998
                                                               Carrying           Fair            Carrying         Fair
                                                                  value          value               value        value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                              $    8,052     $    8,052           $  12,307    $  12,307
      Investment securities designated as available for sale      4,230          4,230                 283          283
      Investment securities held to maturity                      1,000            995               1,000          980
      Mortgage-backed and related securities designated
        as available for sale                                     2,071          2,071               2,796        2,796
      Mortgage-backed and related securities held to
        maturity                                                  2,138          2,147               3,190        3,220
      Loans receivable - net                                    115,131        112,633             112,385      120,163
      Federal Home Loan Bank stock                                  943            943                 943          943
                                                               --------       --------            --------     --------
                                                               $133,565       $131,071            $132,904     $140,692
                                                                =======        =======             =======      =======

    Financial liabilities

      Deposits                                                 $114,251       $114,527            $118,151     $118,496
      Advances from the Federal Home Loan Bank                    6,000          6,000                  -            -
      Other borrowed money                                          500            500                 270          270
      Advances by borrowers for taxes and insurance                  36             36                  34           34
                                                               --------       --------            --------     --------
                                                               $120,787       $121,063            $118,455     $118,800
                                                                =======        =======             =======      =======

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Advertising

    Advertising costs are expensed when incurred.

    15.  Reclassifications

        Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

        Amortized cost and estimated fair values of investment securities at December 31 are summarized as follows:

                                                              1999                             1998
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Held to maturity:
      U.S. Government agency obligations                $1,000       $    995            $1,000        $   980

    Available for sale:

      Commercial paper                                   2,972          2,957           -               -
      Corporate bonds                                    1,000          1,000           -               -
      Municipal obligations                                276            273               276            283
                                                        ------         ------            ------         ------
         Total securities available for sale             4,248          4,230               276            283
                                                         -----          -----            ------         ------

         Total investment securities                    $5,248         $5,225            $1,276         $1,263
                                                         =====          =====             =====          =====


    At December 31, 1999 and 1998, the cost carrying value of the Corporation's investment securities held to maturity exceeded fair value by $5,000 and $20,000, respectively, comprised solely of gross unrealized losses.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U. S. Government agency obligations designated as held to maturity at December 31 by term to maturity are shown below. Maturity dates do not reflect effects of call provisions inherent in the bonds' contractual terms.

                                                  1999                                1998
                                                       Estimated                            Estimated
                                       Amortized            fair             Amortized           fair
                                            cost           value                  cost          value
                                                                (In thousands)
    Due in one year or less               $1,000            $995             $  -             $ -
    Due in one to three years                 -             -                    1,000            980
                                           -----           -----                 -----           ----

                                          $1,000            $995                $1,000           $980
                                           =====             ===                 =====            ===


    The amortized cost and estimated fair value of commercial paper, corporate bonds and municipal obligations designated as available for sale at December 31, 1999 and 1998, by term to maturity are shown below.


                                                1999                                1998
                                                     Estimated                            Estimated
                                     Amortized            fair             Amortized           fair
                                          cost           value                  cost          value
                                                               (In thousands)
    Due in three to five years          $4,072          $4,056                  $100           $102
    Due in five to ten years               176             174                   176            181
                                         -----           -----                   ---            ---

                                        $4,248          $4,230                  $276           $283
                                         =====           =====                   ===            ===


    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as held to maturity at December 31, 1999 and 1998 are shown below.


                                                                                            1999

                                                                                   Gross           Gross      Estimated
                                                                Amortized     unrealized      unrealized           fair
                                                                     cost          gains          losses          value
                                                                                       (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                                  $   856           $-                $5        $   851
    Government National Mortgage Association
      participation certificates                                      900             14               -            914
    Federal National Mortgage Association
      participation certificates                                      367            -                 1            366
      Interest-only certificates                                       15              1               -             16
                                                                  -------            ---              --        -------
                                                                   $2,138            $15              $6         $2,147
                                                                    =====             ==               =          =====

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                                                  1998

                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                            (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                          $1,343             $-              $2         $1,341
    Government National Mortgage Association

      participation certificates                           1,190              22              -          1,212
    Federal National Mortgage Association

      participation certificates                             639              10              -            649
      Interest-only certificates                              18              -               -             18
                                                         -------              --             --        -------

                                                          $3,190           $  32             $2         $3,220
                                                           =====            ====              =          =====


    The amortized cost of mortgage-backed and related securities held to maturity at December 31, 1999, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                Amortized cost
                                                                (In thousands)

    Due within one year                                                $   857
    Due after one to three years                                             2
    Due after three to five years                                            1
    Due after ten to twenty years                                          746
    Due after twenty years                                                 532
                                                                       -------

                                                                        $2,138
                                                                        ======

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed and related securities designated as available for sale at December 31, 1999 and 1998 are shown below.


                                                                                    1999

                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                               (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   330         $  -              $  5        $   325
    Government National Mortgage Association
      participation certificates                             186            -                 4            182
    Federal National Mortgage Association
      participation certificates                             995            -                36            959
    Collateralized mortgage obligations                      627              -              22            605
                                                          ------             ---            ---         ------

                                                          $2,138          $ -               $67         $2,071
                                                           =====           =====             ==          =====

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                                                    1998

                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                               (In thousands)
    Federal Home Loan Mortgage Corporation
      participation certificates                         $   644          $    7         $   -         $   651
    Government National Mortgage Association
      participation certificates                             277               1              1            277
    Federal National Mortgage Association
      participation certificates                           1,275               3             29          1,249
    Collateralized mortgage obligations                      627              -               8            619
                                                          ------              --           ----         ------

                                                          $2,823           $  11           $ 38         $2,796
                                                           =====            ====            ===          =====


    The amortized cost of mortgage-backed and related securities designated as available for sale at December 31, 1999, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               Amortized cost
                                                               (In thousands)

    Due in one year or less                                         $       8
    Due after one to three years                                          235
    Due after five to ten years                                           286
    Due after ten to twenty years                                         343
    Due after twenty years                                              1,266
                                                                        -----

                                                                       $2,138
                                                                       ======

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                                          1999             1998
                                                               (In thousands)
    Residential real estate

      One-to-four family residential                 $  69,588        $  62,206
      Multi-family residential                           2,918            1,775
      Construction                                       4,163            8,126
    Nonresidential real estate and land                 22,837           13,904
    Commercial                                           9,780           12,461
    Consumer and other                                   9,544           12,640
    Deferred loan origination costs                        245              200
                                                     ---------       ----------

                                                       119,075          111,312
    Less:
      Undisbursed portion of loans in process            2,422            1,151
      Allowance for loan losses                          1,522            1,477
                                                      --------        ---------

                                                      $115,131         $108,684
                                                      ========         ========

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE C - LOANS RECEIVABLE (continued)

    As depicted above, the Bank's lending efforts have historically focused on one-to-four family residential real estate loans, multi-family residential real estate loans and construction real estate loans, which comprise approximately $74.3 million, or 64%, of the total loan portfolio at December 31, 1999 and approximately $71.0 million, or 65%, of the total loan portfolio at December 31, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas of southeastern Indiana and northwestern Kentucky, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending areas are presently stable.

    In the ordinary course of business, the Bank has granted loans to some of its officers, directors and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are in accordance with applicable regulatory lending limitations. The aggregate  dollar  amount  of  loans  outstanding  to  related  parties  was approximately $893,000 and $781,000 at December 31, 1999 and 1998, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                            1999           1998           1997
                                                     (In thousands)

    Balance at beginning of year          $1,477         $1,276         $1,190
    Provision for losses on loans            140            275            304
    Charge-offs of loans                    (123)          (223)          (269)
    Recoveries of loan losses                 28            149             51
                                         -------         ------        -------

    Balance at end of year                $1,522         $1,477         $1,276
                                           =====          =====          =====

    As of December 31, 1999, the Corporation's allowance for loan losses was comprised of a general loan loss allowance of approximately $1.4 million, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $113,000.

    The Corporation had nonperforming loans totaling $857,000, $1.9 million and $718,000 at December 31, 1999, 1998 and 1997, respectively.

    The Corporation would have recognized approximately $6,000 and $9,000 of additional interest income related to such nonperforming loans had these loans performed pursuant to contractual terms during the years ended December 31, 1999 and 1998, respectively. The Corporation had no material loss of interest income related to nonperforming loans during the year ended December 31, 1997.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at December 31 are comprised of the following:

                                                      1999                1998
                                                            (In thousands)

    Land and improvements                          $   792             $   675
    Office buildings and improvements                1,724               1,758
    Leasehold improvements                             117                 117
    Furniture, fixtures and equipment                2,183               2,113
    Automobiles                                         18                  18
                                                   -------             -------
                                                     4,834               4,681
    Less accumulated depreciation                    2,854               2,658
                                                     -----               -----

                                                    $1,980              $2,023
                                                     =====               =====

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:


    Deposit type and                                                           1999                      1998
    weighted-average interest rate                                     Amount         %             Amount        %
                                                                                 (Dollars in thousands)
    Non-interest bearing accounts                                  $    7,903        6.9%       $    8,365          7.0%
    NOW accounts
      1999 - 2.62%                                                     14,329       12.6
      1998 - 2.60%                                                                                  14,417        12.2
    Money market demand accounts
      1999 - 4.10%                                                      6,886        6.0
      1998 - 2.92%                                                                                   6,984          5.9
    Savings accounts
      1999 - 3.52%                                                     26,640       23.3
      1998 - 3.70%                                                                                  22,378        19.0
                                                                -------------      --------       --------      ------
    Total demand, transaction and
      savings deposits                                                 55,758       48.8            52,144        44.1

    Certificates of deposit
      3.01% to 5.00%
        4.39% in 1999                                                  36,591       32.0
        4.78% in 1998                                                                               23,200        19.6
      5.01% to 6.00%
        5.45% in 1999                                                  14,250       12.5
        5.34% in 1998                                                                               31,364        26.6
      6.01% to 7.00%
        6.14% in 1999                                                   7,445        6.5
        6.18% in 1998                                                                               11,229         9.5
      7.01% to 8.00%
        7.85% in 1999                                                     207         .2
        7.86% in 1998                                                                                  214          .2
                                                                 ------------      --------      ---------      ------

    Total certificates of deposit                                      58,493       51.2            66,007        55.9
                                                                     --------      -----          --------      ------

    Total deposit accounts                                           $114,251      100.0%         $118,151       100.0%
                                                                      =======      =====           =======      ======


    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled approximately $11.2 million and $15.1 million at December 31, 1999 and 1998, respectively.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                         1999           1998           1997
                                                  (In thousands)

    Savings                            $1,028        $   768        $   708
    NOW accounts                          351            344            435
    Money market deposit accounts         195            211            480
    Certificates of deposit             2,900          3,359          3,291
                                        -----          -----          -----

                                       $4,474         $4,682         $4,914
                                        =====          =====          =====

    Maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                                     1999             1998
                                                        (In thousands)

    Less than one year                            $45,784          $53,931
    One year to three years                        10,934           10,880
    More than three years                           1,775            1,196
                                                  -------          -------

                                                  $58,493          $66,007
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

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Federal Home Loan Bank advances, collateralized at December 31, 1999, by certain residential mortgage loans totaling $9.6 million and the Bank's investment in Federal Home Loan Bank stock, consist of a $6.0 million advance, bearing interest at a rate of 5.91%, which matures during the year ended December 31, 2000.

NOTE H - OTHER BORROWED MONEY

    Other borrowed money consists of a variable-rate two-year line of credit advance, bearing interest at December 31, 1999 of 8.00%, scheduled to mature in November 2000. The advance was collateralized by a pledge of the Corporation's stock of River Valley Financial.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE I - INCOME TAXES

    The provision for income taxes on earnings differs from that computed at the expected statutory corporate tax rate for the years ended December 31 as follows:

                                                     1999      1998      1997
                                                      (Dollars in thousands)
    Federal income taxes computed at
      expected statutory rate                        $592      $709      $728
    State taxes, net of federal benefits              105       122       125
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                          2         9         9
      Other                                             3        (7)      (32)
                                                     ----     -----      ----
    Income tax provision per consolidated
      financial statements                           $702      $833      $830
                                                      ===       ===       ===

    Effective tax rate                               40.3%     39.9%     38.8%
                                                     ====      ====      ====

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:

    Taxes (payable) refundable on temporary                 1999           1998
    differences at statutory rate:                            (In thousands)

    Deferred tax liabilities:
      Deferred loan origination costs                   $    (83)      $    (68)
      Difference between book and tax depreciation           (93)           (93)
      Percentage of earnings bad debt deduction             (178)          (210)
      Mortgage servicing rights                              (86)           (85)
                                                         -------        -------
         Total deferred tax liabilities                     (440)          (456)

    Deferred tax assets:
      Deferred compensation                                  106             97
      Allowance for valuation decline on
        mortgage-related securities                           90             90
      General loan loss allowance                            647            628
      Benefit plan expense                                    66             65
      Unrealized loss on securities designated as
        available for sale                                    29              7
      Purchase accounting adjustments related to asset
        valuation adjustments                                142            227
                                                         -------         ------

         Total deferred tax assets                         1,080          1,114
                                                          ------          -----

         Net deferred tax asset                          $   640        $   658
                                                          ======         ======

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE I - INCOME TAXES (continued)

    The Bank was allowed a special bad debt deduction based on a percentage of earnings generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding, and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. Retained earnings at December 31, 1999, includes approximately $2.4 million for which federal income taxes have not been provided. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $705,000 at December 31, 1999. The Bank is required to recapture as taxable income approximately $600,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and commencing in 1998, began amortizing the recapture of the bad debt reserve into taxable income over a six year period.

NOTE J - LOAN COMMITMENTS

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1999, the Bank had outstanding commitments of approximately $366,000 to originate residential one-to-four family variable-rate real estate loans at interest rates ranging from 6.5% to 8.0%. The Bank had outstanding commitments of approximately $244,000 to originate residential one-to-four family fixed-rate real estate loans at interest rates ranging from 7.75% to 8.25% at December 31, 1999. Additionally, the Bank had commitments to originate loans secured by other real estate totaling $1.6 million as of December 31, 1999. The Bank also had unused lines of credit under home equity loans and commercial loans of approximately $2.7 million and $4.4 million, respectively, at December 31, 1999, and standby letters of credit totaling $97,000 at that date. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1999, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flows from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


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

NOTE K - LEASES

    The Corporation leases a banking facility in the Wal-Mart Supercenter in Madison, which required the Corporation to make payments totaling approximately $23,000 in 1999. The original lease expired in September 1999 and the Corporation exercised the first of two five year renewal options. The lease agreement for this option period requires the Corporation to make payments of approximately $27,000 per year.

NOTE L - STOCK OPTION PLAN

    In June 1997, the Corporation adopted the 1997 Stock Option Plan that provided for the issuance of 119,025 shares of common stock. Options to purchase 117,648 shares were granted during 1997 at an exercise price equal to the fair value at the date of grant.

    The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


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


                                                                            1999             1998             1997

    Net earnings (in thousands)             As reported                   $1,039           $1,253           $1,310
                                                                           =====            =====            =====

                                              Pro-forma                   $1,038           $1,253           $1,269
                                                                           =====            =====            =====

    Earnings per share

      Basic                                 As reported                   $1.03             $1.13           $1.20
                                                                           ====              ====            ====

                                              Pro-forma                   $1.02             $1.13           $1.16
                                                                           ====              ====            ====

      Diluted                               As reported                   $1.03             $1.12           $1.18
                                                                           ====              ====            ====

                                              Pro-forma                   $1.02             $1.12           $1.15
                                                                          =====              ====            ====


    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 2.18%, expected volatility of 10.0%, a risk-free interest rate of 5.5% and expected lives of ten years. Similar assumptions were used for the grants in 1997, with the exception of a 1.013% dividend yield.

    A summary of the status of the Corporation's stock option plan as of December 31, 1999, 1998 and 1997, and changes during the periods then ended is presented below:


                                                       1999                     1998                    1997
                                                            Weighted-               Weighted-                 Weighted-
                                                              average                 average                   average
                                                             exercise                exercise                  exercise
                                                 Shares         price       Shares      price         Shares      price

    Outstanding at beginning of year            103,959        $14.81      105,149     $14.81             -    $    -
    Granted                                      10,000         13.75           -        -           117,648       14.81
    Exercised                                     -              -          (1,190)     14.78             -         -
    Forfeited                                   (20,000)        14.78           -        -           (12,499)      14.81
                                                -------         -----    ---------    -------       --------       -----

    Outstanding at end of year                   93,959        $14.70      103,959     $14.81        105,149      $14.81
                                                =======         =====      =======      =====        =======       =====

    Options exercisable at year-end              39,787                     19,834                        -
                                                 ======                   ========                   =======
    Weighted-average fair value of
      options granted during the year                         $  2.79                   N/A                      $  4.85
                                                               ======                   ===                        =====

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at December 31, 1999:

    Number outstanding                                                 93,959
    Range of exercise prices                                   $13.75-$17.875
    Weighted-average exercise price                                    $14.70
    Weighted-average remaining contractual life                     7.7 years


NOTE M - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP

    The following condensed financial statements summarize the financial position of River Valley Bancorp at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997.



                              River Valley Bancorp

                        STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                                 (In thousands)


         ASSETS                                                                            1999               1998

    Cash and interest-earning deposits                                                $     371          $     198
    Investment in River Valley Financial Bank                                            16,861             18,788
    Prepaid expenses and other assets                                                       134                 84
                                                                                       --------          ---------

         Total assets                                                                   $17,366            $19,070
                                                                                         ======             ======
         LIABILITIES AND SHAREHOLDERS' EQUITY

    Other borrowed money                                                               $    500          $     270
    Other liabilities                                                                        -                 187
                                                                                      ---------           --------

         Total liabilities                                                                  500                457

    Shareholders' equity

      Preferred stock                                                                        -                  -
      Common stock                                                                           -                  -
      Additional paid in capital                                                         11,314             11,288
      Retained earnings                                                                   9,551              8,789
      Shares acquired by stock benefit plans                                               (967)            (1,199)
      Treasury shares                                                                    (2,976)              (252)
      Accumulated comprehensive loss, unrealized losses on
        securities designated as available for sale, net of related tax effects             (56)               (13)
                                                                                       --------          ---------
             Total shareholders' equity                                                  16,866             18,613
                                                                                         ------             ------

             Total liabilities and shareholders' equity                                 $17,366            $19,070
                                                                                         ======             ======

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF RIVER VALLEY BANCORP (continued)

                              River Valley Bancorp

                             STATEMENTS OF EARNINGS

                            Years ended December 31,

                                 (In thousands)

                                                                                1999             1998              1997
    Revenue

      Interest income                                                       $     62         $     71           $    81
      Equity in earnings of subsidiaries                                       1,125            1,274             1,390
                                                                               -----            -----             -----
                                                                               1,187            1,345             1,471

    Expense

      Interest expense                                                           101                3                 -
      General, administrative and other expense                                  105              102               243
                                                                                ----           ------             -----
                                                                                 206              105               243
                                                                                ----             ----             -----

         Earnings before income tax credits                                      981            1,240             1,228

    Income tax credits                                                            58               13                82
                                                                              ------          -------            ------

         NET EARNINGS                                                         $1,039           $1,253            $1,310
                                                                               =====            =====             =====



                              River Valley Bancorp

                            STATEMENTS OF CASH FLOWS

                            Years ended December 31,
                                 (In thousands)

                                                                                1999             1998              1997
    Cash flows from operating activities:
      Net earnings for the year                                            $   1,039           $1,253            $1,310
      Excess distributions from (undistributed earnings of)
        subsidiary                                                             2,033           (1,274)           (1,390)
      Amortization expense of stock benefit plans                                109              114               128
      Decrease in cash due to changes in:
        Prepaid expenses and other assets                                        (50)             (19)              (65)
        Other liabilities                                                       (187)              (7)             (109)
                                                                             -------         --------             -----
         Net cash provided by (used in) operating activities                   2,944               67              (126)

    Cash flows from financing activities:
      Purchase of shares                                                      (2,724)            (270)               -
      Stock options exercised                                                   -                  18                -
      Proceeds from other borrowed money                                       3,131              270                -
      Repayments of other borrowed money                                      (2,901)              -                 -
      Dividends paid on common stock                                            (277)            (261)             (155)
                                                                             -------           ------            ------
         Net cash used in financing activities                                (2,771)            (243)             (155)
                                                                              ------           ------            ------

    Net increase (decrease) in cash and cash equivalents                         173             (176)             (281)

    Cash and cash equivalents at beginning of year                               198              374               655
                                                                              ------           ------            ------

    Cash and cash equivalents at end of year                                $    371          $   198           $   374
                                                                             =======           ======            ======

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997


NOTE N - REGULATORY CAPITAL

    The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The OTS's minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following table.

    At December 31, 1999 and 1998, management believes that the Bank met all capital adequacy requirements to which it was subject.


    1999:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $16,850    12.1%         =>$2,086    =>1.5%          =>$6,954     =>  5.0%

    Core capital                        $16,850    12.1%         =>$5,563    =>4.0%          =>$8,345     =>  6.0%

    Risk-based capital                  $18,040    19.0%         =>$7,615    =>8.0%          =>$9,518     => 10.0%

                              River Valley Bancorp

                        December 31, 1999, 1998 and 1997

NOTE N - REGULATORY CAPITAL (continued)


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

    Tangible capital                    $18,729    13.5%         =>$2,079    =>1.5%          =>$6,931     =>  5.0%

    Core capital                        $18,729    13.5%         =>$5,545    =>4.0%          =>$8,318     =>  6.0%

    Risk-based capital                  $19,947    20.5%         =>$7,793    =>8.0%          =>$9,741     => 10.0%


    The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the primary market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

    The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

                      GENERAL INFORMATION FOR SHAREHOLDERS

Transfer Agent and Registrar:

Corporate Trust Services
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio  45263
Tel: (513) 579-5417   Fax: (513) 744-6785


Corporate Counsel:

Lonnie D. Collins, Attorney
426 E. Main Street
Madison, Indiana  47250
Tel: (812) 265-3616   Fax: (812) 273-3143


Shareholder and General Inquiries:

River Valley Bancorp
Attn: Matthew P. Forrester, President
430 Clifty Drive, P.O. Box 1590
Madison, Indiana  47250
Tel: (812) 273-4949   Fax: (812) 273-2883


Special Counsel:

Barnes & Thornburg
11 S. Meridian Street
Indianapolis, Indiana  46204
Tel: (317) 236-1313   Fax: (317) 231-7433

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

Offices of River Valley Financial Bank:

Hilltop:          303 Clifty Drive
                  430 Clifty Drive

Downtown:         233 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza

E-MAIL Address:   rivervalleyfinancial.com


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 19, 2000, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

Memoriam

Director Cecil L. Dorten passed away on February 17, 2000. Cecil Dorten was a valuable member of this organization, a major general (retired) in the Indiana National Guard, and an outstanding civic citizen. His counsel and business savvy will be greatly missed.

                               BOARD OF DIRECTORS


Fred W. Koehler
Chairman

Cecil L. Dorten
Vice Chairman

Earl W. Johann
Director

Michael J. Hensley
Director

Jonnie L. Davis
Director

Matthew P. Forrester
Director & President

Robert W. Anger
Director

********************

Lonnie D. Collins
Secretary

                EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK



Matthew P. Forrester
Director & President

Mark A. Goley
Vice President of Lending

Robyne J. Hart
Vice President of Operations

Larry C. Fouse
Vice President of Finance

Deanna J. Liter
Vice President of Data Services

Loy M. Skirvin
Director of Human Resources

                     OFFICERS OF RIVER VALLEY FINANCIAL BANK


Barbara J. Eades
Assistant Vice President
Branch Manager

Robert J. Schoenstein, Jr.
Assistant Vice President
Loan Officer

Angela D. Adams
Branch Manager

James B. Allen
Branch Manager

Kenneth L. Cull
Loan Officer

Theresa A. Dryden
Loan Officer

V. Kay Kimmel
Loan Officer

Linda L. Ralston
Branch Manager

Rhonda E. Wingham
Branch Manager

                             ADVISORY BOARD MEMBERS


Burton P. Chambers
Advisory Director

Van E. Shelton
Advisory Director

Ralph E. Storm
Advisory Director