Form 10KSB, Exhibit 13
period 2001-12-31
RIVER VALLEY BANCORP
filed 2002-04-01
CIK 1015593

EXHIBIT 13
                                                                      ----------
                              River Valley Bancorp
  P.O. Box 1590 Madison, Indiana 47250-0590 (812)273-4949 Fax - (812) 273-4944


To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's sixth Annual Report to Shareholders covering the year ending December 31, 2001.

The year of 2001 will always be defined by the events of September 11th. Our lives have been scarred by those tragic events, but our souls have been lifted by a new sense of patriotism and hope. America's well being was challenged, but not our spirit. History will record the tragedy and the hatred of those events, but the true newsmaker that we bore witness to was the rekindled spirit of goodness. This renewal has transformed our nation, our people, and I am pleased to say, our Company.

Our Company's own renewal is a process that began in 1999. I am proud to report this commitment produced yet another record year for 2001. The Corporation has not only prospered; it has positioned itself for continued growth and profitability for the future. The Corporation has had solid balance sheet growth, made strategic commitments in facilities and technology, and positioned itself for meeting the needs of an expanded customer base. Through our subsidiary, River Valley Financial Bank, we became our county's largest financial institution, taking that century old distinction away from a bank that is recognized as Indiana's oldest financial institution.

Operationally for the year ended December 31, 2001, net income was $1,976,000, or basic earnings per share of $2.50, compared to $1,610,000, or $1.88 basic earnings per share, reported in 2000. The return on average assets for fiscal 2001 was 1.09%; the return on average equity was 11.27%. For fiscal 2000 those numbers were 1.05% and 9.45% respectively. The earnings per share reflected not only stronger profitability, but prudent repurchase of outstanding shares. The book value of shares outstanding as of December 31, 2001 was $22.21 compared to $19.78 at December 31, 2000.

The Organization experienced good asset growth in fiscal 2001 led by strong loan growth. Assets totaled $191.6 million as of December 31, 2001, an increase of 18.2%. Net loans, including loans held for sale, were $158.0 million, an increase of $17.0 million from that recorded as of December 31, 2000, or a 12.1% increase. Deposits also increased by $15.4 million, or 11.8% to $145.6 million as of December 31, 2001.

In spite of the economic downturn reported in 2001, the Corporation diligently controlled non-performing loans while providing adequate funding for its allowance for loan losses. As of December 31, 2001, non-performing loans totaled $690,000, or 0.36% of total assets, compared to 0.38% of total assets at year-end 2000. The Corporation raised its loan loss reserve ratio to 1.25% of total loans by providing $450,000 to allowances for loan losses in 2001, up from the $227,000 provided for in 2000.

Your Corporation had another record year. We are proud of our accomplishments, but most importantly, mindful of the realities of September 11th that say "what we take for granted can hurt us." We thank you for your continued support and patronage. May God continue to bless us all.

Respectfully Submitted,

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

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its four full-service office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 809,951 common shares of River Valley Bancorp outstanding at February 19, 2002, held of record by 359 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since December of 1996, the Corporation's common shares have been listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR".

Presented on the following page are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 1999. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)

Quarter Ended                 High             Low           Cash Distributions

2001
  December 31, 2001         $20.70           $19.50               $0.150
  September 30, 2001         21.07            17.72                0.125
  June 30, 2001              18.00            16.02                0.125
  March 31, 2001             17.00            15.19                0.100

2000
  December 31, 2000         $16.00           $13.63               $0.100
  September 30, 2000         14.25            12.88                0.085
  June 30, 2000              13.00            10.44                0.085
  March 31, 2000             12.63            10.25                0.075

1999
  December 31, 1999         $12.63           $11.50               $0.075
  September 30, 1999         14.38            13.00                0.065
  June 30, 1999              14.75            12.25                0.065
  March 31, 1999             15.75            13.13                0.060

The high and low sales prices for River Valley's common shares between December 31, 2001 and February 19, 2002 were $28.35 and $20.20, respectively.

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

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS recently amended its capital distribution regulation in a final rule, which took effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

Selected consolidated financial condition data:                          At December 31,
                                                     2001         2000         1999         1998         1997
Total amount of:                                                         (In thousands)
  Assets                                         $191,618     $162,130     $138,695     $138,369     $136,933
  Loans receivable - net (1)                      157,972      140,970      115,131      112,385      111,887
  Cash and cash equivalents (2)                     5,641        6,382        8,052       12,307        5,765
  Mortgage-backed and related securities              831        1,918        4,209        5,986        8,978
  Investment securities                            16,822        5,329        5,230        1,283        4,272
  Deposits                                        145,571      130,225      114,251      118,151      114,955
  FHLB advances and other borrowings               26,500       13,450        6,500          270        2,000
  Shareholders' equity- net                        17,971       17,184       16,866       18,613       17,989

Summary of consolidated earnings data:                               Year Ended December 31,
                                                     2001         2000         1999         1998         1997
                                                                  (In thousands, except share data)

Total interest income                            $ 13,084     $ 11,118     $  9,734     $ 10,108     $ 10,362
Total interest expense                              6,617        5,637        4,617        4,842        5,049
                                                 --------     --------     --------     --------     --------
Net interest income                                 6,467        5,481        5,117        5,266        5,313
Provision for losses on loans                         450          227          140          275          304
                                                 --------     --------     --------     --------     --------
Net interest income after provision for
losses on loans                                     6,017        5,254        4,977        4,991        5,009

Other income                                        1,922        1,053          844        1,188        1,134
General, administrative and other expense           4,706        3,764        4,080        4,093        4,003
                                                 --------     --------     --------     --------     --------
Earnings before income tax expense                  3,233        2,543        1,741        2,086        2,140
Income tax expense                                  1,257          933          702          833          830
                                                 --------     --------     --------     --------     --------
Net earnings                                     $  1,976     $  1,610     $  1,039     $  1,253     $  1,310
                                                 ========     ========     ========     ========     ========
Basic earnings per share                         $   2.50     $   1.88     $   1.03     $   1.13     $   1.20
                                                 ========     ========     ========     ========     ========
Diluted earnings per share                       $   2.44     $   1.87     $   1.03     $   1.12     $   1.18
                                                 ========     ========     ========     ========     ========

--------------------------------

(1)     Includes  loans held for sale.
(2)     Includes certificates of deposit in other financial institutions.

                                            SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                                                        OTHER DATA (CONTINUED)


Selected financial ratios and other data:

                                                                     Year ended December 31,
                                                      2001         2000          1999         1998         1997

Interest rate spread during period                    3.58%        3.47%         3.63%        3.66%        3.64%
Net yield on interest-earning assets (1)              3.80         3.79          3.94         4.08         4.00
Return on assets (2)                                  1.09         1.05          0.76         0.92         0.99
Return on equity (3)                                 11.27         9.45          5.87         6.85         7.53
Equity to assets (4)                                  9.38        10.60         12.16        13.45        13.12
Average interest-earning assets to
  average interest-bearing liabilities              105.94       108.02        108.81       111.07       109.56
Non-performing assets to total assets (4)             0.36         0.38          0.62         1.47         0.58
Allowance for loan losses to total
  loans outstanding (4)                               1.25         1.21          1.28         1.33         1.13
Allowance for loan losses to
  non-performing loans (4)                          285.80       274.07        164.41        75.78       177.72
Net charge-offs to average total
  loans outstanding                                   0.12         0.04          0.08         0.06         0.20
General, administrative and other expense
  to average assets (5)                               2.60         2.47          2.97         3.01         2.83
Dividend payout ratio                                20.49        18.45         25.73        19.64        11.02
Number of full service offices (4)                       4            5             5            5            6



---------------------------------------

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

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2001 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

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

     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts; and

     4.   Management's   opinion   as  to  the   effect  of  recent   accounting
          pronouncements on River Valley's consolidated financial position and results of operations.

Discussion of Changes in Financial Condition from December 31, 2000 to December 31, 2001

At December 31, 2001, River Valley's consolidated assets totaled $191.6 million, representing an increase of $29.5 million over the December 31, 2000 total. This increase in assets was funded in part by a $15.4 million increase in deposits and a $13.1 million increase in borrowings. Deposits increased to $145.6 million as of December 31, 2001 from $130.2 million while borrowings increased from $13.5 million as of December 31, 2000 to $26.5 million as of December 31, 2001. Shareholders' equity was $18.0 million as December 31, 2001, a net increase of $0.8 million from $17.2 million as of December 31, 2000. The modest increase in equity was attributed primarily to net income of $2.0 million offset by the repurchase of approximately $1.2 million or 64,293 shares of common stock.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $0.7 million from December 31, 2000 levels to a total of $5.6 million at December 31, 2001. Investment securities totaled $17.7 million at December 31, 2001, an increase of $11.5 million over December 31, 2000. Mortgage-backed securities decreased by $1.1 million, to a total of $831,000 at December 31, 2001, primarily due to principal repayments and the sale of several issues.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Changes in Financial Condition from December 31, 2000 to December 31, 2001 (continued)

Loans receivable, including loans held for sale, totaled $158.0 million at December 31, 2001, an increase of $17.0 million, or 12.1%, over the $141.0 million total at December 31, 2000. The increase resulted primarily from loan originations during 2001 of $147.9 million, which were partially offset by principal repayments of $85.3 million and sales of $46.1 million. Loan origination volume for 2001 exceeded that of 2000 by $62.7 million, or 73.6%. There were significant increases in all types of lending with the exception of land and multi-family loans. The volume of loan sales into the secondary mortgage market increased during 2001 from 2000 volume by $43.5 million, due in large part to low interest rates.

River Valley's consolidated allowance for loan losses totaled approximately $2.0 million for the year ended December 31, 2001, which represented 1.25% of total loans at that date. The allowance for loan losses totaled $1.7 million, or 1.21% of total loans for the period ended December 31, 2000. Nonperforming loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $0.7 million and $0.6 million at December 31, 2001 and 2000, respectively. The consolidated allowance for loan losses represented 286% and 274% of nonperforming loans at December 31, 2001 and 2000, respectively.

Although management believes that its allowance for loan losses at December 31, 2001 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits increased by $15.3 million, or 11.8%, to a total of $145.6 million at December 31, 2001, compared to $130.2 million total at December 31, 2000. Savings and demand deposits increased by $9.6 million, or 18.2%, during 2001, while certificates of deposit increased by $5.7 million, or 7.4%. These fluctuations in balances were attributed to competitive rates, marketing and good community public relations.

Advances from the Federal Home Loan Bank and other borrowed money increased by $13.0 million from the total at December 31, 2000, as current period borrowings of $26.5 million were used in part to fund loan growth.

Shareholders' equity totaled $18.0 million at December 31, 2001, an increase of $0.8 million from the $17.2 million total at December 31, 2000. The increase resulted primarily from net income of $2.0 million, which was partially offset by repurchases of shares totaling $1.2 million and cash dividends of $388,000. This net increase also includes a net increase of $296,000 related to stock benefit plans, proceeds of $68,000 from the exercise of stock options and unrealized gain on securities available for sale of $17,000.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison  of Results of Operations  for the Years Ended  December 31, 2001 and
2000

General

River Valley's net earnings for the year ended December 31, 2001, totaled $1.98 million, an increase of $366,000, or 22.7%, from net earnings reported in 2000. The increase in net earnings in the 2001 period was primarily attributable to an increase in net interest income of $986,000 and an increase of $869,000 in other income, while general, administrative and other expense were $942,000 higher in the current period. The provision for federal income taxes was $324,000 more in fiscal year 2001 as compared to the same period in 2000. The provision for loan losses in 2001 was $450,000 as compared to $227,000 in 2000.

Net Interest Income

Total interest income for the year ended December 31, 2001, amounted to $13.1 million, an increase of $2.0 million, or 18.0%, from the 2000 total, reflecting the effects of higher average balances on interest earning assets. The average balance of interest-earning assets outstanding year-to-year increased by $25.2 million and the yield on those assets increased from an average yield of 7.68% in 2000 to 7.70% in 2001. Interest income on loans and mortgage-backed securities totaled $12.3 million for 2001, an increase of approximately $1.8 million, or 16.9%, from 2000. Interest income on investments, FHLB stock and interest-earning deposits increased by $183,000, or 32.6%, due to higher average balances on those investments.

Interest expense on deposits increased by $524,000, or 10.2%, to a total of $5.7 million for the year ended December 31, 2001, due primarily to higher average balances. The cost of deposits decreased from 4.1% in 2000 to 3.9% in fiscal 2001. Interest expense on borrowings totaled $956,000 for the year ended December 31, 2001, an increase of $456,000 from 2000. The increase resulted primarily from higher average borrowings year-to-year, partially offset by a 17 basis point decrease in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2001 by $986,000, or 18.0%, compared to 2000. The interest rate spread increased by 11 basis points for 2001, to 3.58% from 3.47% in the 2000 period, while the net interest margin amounted to 3.80% in 2001 and 3.79% in 2000.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $450,000 provision for losses on loans in 2001, an increase of $223,000, or 98.2%, compared to the $227,000 provision recorded in 2000. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix; less 1-4 family and more commercial/non-residential.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000 (continued)

Nonperforming loans for the period ended December 31, 2001 were $690,000, an increase of approximately $69,000 from the $621,000 recorded as of fiscal year ended 2000. Net charge-offs amounted to $180,000 in 2001, compared to $47,000 in 2000. While management believes that the allowance for losses on loans is adequate at December 31, 2001, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income amounted to $1.9 million for the year ended December 31, 2001, an increase of $869,000, or 82.5%, compared to 2000, due primarily to increases in net gains on loan sales and service fees and charges. Net gains on loan sales increased from $44,000 in 2000 to $772,000 in 2001, an increase of $728,000. The volume of loan sales increased from $2.6 million in 2000 to $46.1 million in 2001.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.7 million for the year ended December 31, 2001, an increase of $942,000 over the 2000 total. Employee compensation and benefits increased by $266,000 in fiscal 2001 as compared to 2000 primarily from cost of living, benefit expense and increase in ESOP expenses. Occupancy and equipment expense increased by $44,000 in fiscal 2001 as compared to 2000 due to higher depreciation costs. Other operating expenses increased by $632,000 primarily from increases in advertising, data processing, donations and mortgage servicing. The corporation also made a $100,000 donation to a local school system in exchange for federal tax credits in future years.

Income Taxes

The provision for income taxes increased by $324,000, or 34.7 %, for the year ended December 31, 2001, as compared to 2000. The effective tax rates were 38.8% and 36.7% for the years ended December 31, 2001 and 2000, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 2000 and
1999

General

River Valley's net earnings for the year ended December 31, 2000 totaled $1.61 million, an increase of $571,000 or 55.0%, from net earnings reported in 1999. The increase in net earnings in the 2000 period was primarily attributable to an increase in net interest income of $364,000 and an increase of $209,000 in other income. General, administrative and other expense for the year was marginally lower. The provision for federal income taxes increased by $231,000 in fiscal year 2000 as compared to the same period in 1999. The provision for loan losses in 2000 was $227,000 as compared to $140,000 in 1999.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 2000 and 1999 (continued)

Net Interest Income

Total interest income for the year ended December 31, 2000, amounted to $11.1 million, an increase of $1.4 million, or 14.20%, from the 1999 total, reflecting the effects of higher average balances on average assets. While the average balance of interest-earning assets outstanding year-to-year increased by $14.7 million, and the yield on those assets increased from an average yield of 7.49% in 1999 to 7.68% in 2000. Interest income on loans and mortgage-backed securities totaled $10.6 million for 2000, an increase of approximately $1.5 million, or 16.8%, from 1999. Interest income on investments, FHLB stock and interest-earning deposits decreased by $132,000, or 19.0%, due to a decrease in the average balance outstanding.

Interest expense on deposits increased by $663,000, or 14.8%, to a total of $5.2 million for the year ended December 31, 2000, due primarily to a 28 basis point increase in the weighted average cost of deposits. The cost of deposits rose from 3.82% in 1999 to 4.10% in fiscal 2000. Interest expense on borrowings totaled $500,000 for the year ended December 31, 2000 an increase of $357,000 from 1999. The increase resulted primarily from higher average borrowings year-to-year, partially offset by a 75 basis point decrease in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2000 by $364,000, or 7.1%, compared to 1999. The interest rate spread decreased by 16 basis points for 2000, to 3.47% from 3.63% in the 1999 period, while the net interest margin amounted to 3.79 % in 2000 and 3.94% in 1999.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $227,000 provision for losses on loans in 2000, an increase of $87,000 or 62.1% compared to the $140,000 provision recorded in 1999. The current period provision generally reflects growth in the loan portfolio, coupled with a decrease in the level of nonperforming loans year-to-year. Nonperforming loans for the period ended December 31, 2000 were $621,000, a reduction of approximately $236,000 from the $857,000 recorded as of fiscal year ended 1999. Net charge-offs amounted to $47,000 in 2000, compared to $95,000 in 1999. While management believes that the allowance for losses on loans was adequate at December 31, 2000, based upon available facts and circumstances, there can be no assurance that the loan allowance will be adequate to cover losses on nonperforming assets in the future.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)

Other Income

Other income amounted to $1.1 million for the year ended December 31, 2000, an increase of $209,000, or 24.8%, compared to 1999, due primarily to a $208,000 increase in service fees and charges.

General, Administrative and Other Expense

General, administrative and other expense totaled $3.8 million for the year ended December 31, 2000, a decrease of $316,000 over the 1999 total. Employee compensation and benefits decreased by $137,000 or 6.3% in fiscal 2000 as compared to 1999 primarily from the decrease in staffing levels. Included in the 1999 compensation expense was $150,000 in non-recurring expense associated with a severance agreement in a managerial restructuring completed in the third quarter of fiscal 1999. Occupancy and equipment expense increased by $4,000 or 0.1% in fiscal 2000 primarily from charges associated with equipment upgrades. All other operating expenses decreased by $183,000 or 13.5% due to decreases in a variety of expense categories and were not attributable to any one item.

Income Taxes

The provision for income taxes increased by $231,000, or 32.9 %, for the year ended December 31, 2000, as compared to 1999. The effective tax rates were 36.7% and 40.3% for the years ended December 31, 2000 and 1999, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to River Valley's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average daily balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances, which include nonaccruing loans in the loan portfolio.

                                                                       Year ended December 31,
                                                      2001                         2000                          1999
                                          Average Interest            Average  Interest              Average Interest
                                      outstanding  earned/ Yield/ outstanding   earned/ Yield/   outstanding  earned/ Yield/
                                          balance     paid   rate     balance      paid   rate       balance     paid   rate
                                                                   (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits             $   5,042   $  185   3.67%    $ 4,005   $   240   5.99%   $    6,878   $  342   4.97%
  Other securities (1)                      8,480      481   5.67       3,580       243   6.79         5,347      276   5.16
  Mortgage-backed and related
    securities                              1,259       73   5.80       2,976       192   6.45         5,051      301   5.96
  Loans receivable (2)                    154,171   12,267   7.96     133,255    10,365   7.78       111,794     8740   7.82
  FHLB stock                                1,055       78   7.39         943        78   8.27           943       75   7.95
                                        ---------   ------           --------    ------           ----------   ------
Total interest-earning assets             170,007   13,084   7.70     144,759    11,118   7.68       130,013    9,734   7.49
Non-interest earning assets,                                                     ------                        ------
  net of allowance for loan losses         10,922                       7,859                          7,309
                                        ---------                    --------                     ----------
          Total assets                  $ 180,929                    $152,618                     $  137,322
                                        =========                    ========                     ==========


Liabilities/shareholder equity
Interest-bearing liabilities:
  Savings deposits                      $  32,108    1,006   3.13    $ 32,906     1,185   3.60    $   34,250    1,220   3.56
  Interest bearing demand  (5)             26,719      330   1.24      24,265       392   1.62        23,430      372   1.59
  Certificates of deposit                  84,262    4,325   5.13      68,026     3,560   5.23        59,578    2,882   4.84
  FHLB advances and other borrowings       17,385      956   5.50       8,813       500   5.67         2,228      143   6.42
                                        ---------   ------                       ------                        ------
Total interest-bearing liabilities        160,474    6,617   4.12     134,010     5,637   4.21       119,486    4,617   3.86
Other liabilities                           2,915   ------              1,561    ------                  347   ------
                                        ---------                    --------                     ----------
          Total liabilities               163,389                     135,571                        119,833
          Total equity                     17,540                      17,047                         17,489
                                        ---------                    --------                     ----------

Total liabilities and equity            $ 180,929                    $152,618                     $  137,322
                                        =========                    ========                     ==========

Net interest earning assets             $   9,533                    $ 10,749                     $   10,527
                                        =========                    ========                     ==========

Net interest income                                 $6,467                      $ 5,481                        $5,117
                                                    ======                      =======                        ======
Interest rate spread (3)                                     3.58%                        3.47%                         3.63%
Net yield on weighted average
  interest-earning assets (4)                                3.80%                        3.79%                         3.94%
Average interest-earning assets to
  average Interest-bearing liabilities     105.94%                     108.02%                        108.81%


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Total loans less loans in process plus loans held for sale.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.
(5)  Includes Non-Interest DDA of $9,985,  $8,512, and $8,113.

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

                                                                  Year ended December 31,
                                                     2001 vs. 2000                   2000 vs. 1999
                                                       Increase                        Increase
                                                       (decrease)                      (decrease)
                                                        due to                          due to
                                           Volume        Rate      Total     Volume      Rate      Total
                                                                       (In thousands)
Interest-earning assets:
  Interest-earning deposits and other      $    64     $ (119)   $   (55)   $  (173)   $    74    $   (99)
  Investment securities                        284        (46)       238       (106)        73        (33)
  Mortgage-backed and related securities      (101)       (18)      (119)      (132)        23       (109)
  Loans receivable, net                      1,659        243      1,902      1,670        (45)     1,625
                                           -------     ------    -------    -------    -------    -------
Total                                        1,906         60      1,966      1,259        125      1,384
                                           -------     ------    -------    -------    -------    -------
Interest-bearing liabilities:
Deposits                                       713       (189)       524        314        349        663
FHLB advances and other borrowings             472        (16)       456        375        (18)       357
                                           -------     ------    -------    -------    -------    -------
Total                                        1,185       (205)       980        689        331      1,020
                                           -------     ------    -------    -------    -------    -------
Net change in interest income              $   721    $   265    $   986    $   570    $  (206)   $   364
                                           =======    =======    =======    =======    =======    =======

Asset and Liability Management

Like other financial institutions, River Valley Financial is subject to interest rate risk to the extent that interest-earning assets re-price differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley Financial is using the Net Portfolio Value "NPV") methodology adopted by the OTS as part of its capital regulations. Although River Valley Financial is not subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial's degree of interest rate risk.

Presented on the following table is an analysis of River Valley Financial's interest rate risk, as of December 31, 2001, (the latest information available) and December 31, 2000, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset and Liability Management (continued)

Generally, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, a bank's assets re-price slower than the deposits that fund them. As a result, in a rising interest rate environment, the amount of interest a bank would receive on loans would increase as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the bank would pay on deposits would increase, but generally slower than the bank's ability to re-price its interest-earning assets. However, River Valley Financial Bank has addressed some of these issues, which has generally reduced its overall exposure to interest rate risk.

                             As of December 31, 2001

                             (Dollars in thousands)
Change in
Interest Rates       Estimated            Amount
(basis points)             NPV          of Change            Percent

+300                   $ 22,166          $ (3,131)             (12)%
+200                     23,416            (1,881)              (7)
+100                     24,376              (921)              (4)
-------                  25,297           --------
-100                     25,957               661                3
-200 (1)                 ------            --------           ------
-300 (1)                 ------            --------           ------

                             As of December 31, 2000

                             (Dollars in thousands)
Change in
Interest Rates       Estimated            Amount
(basis points)             NPV          of Change            Percent

+300                   $ 17,112          $ (1,285)             (7)%
+200                     17,898              (499)             (3)
+100                     18,309               (88)              0
  -                      18,397           -------            ------
-100                     18,296              (101)             (1)
-200                     19,025               628               3
-300                     20,294             1,897              10

(1) At December 31, 2001, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

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

The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation. At December 31, 2001, River Valley Financial Bank had commitments to originate loans totaling $7.0 million and in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $10.3 million. At such date, River Valley Financial Bank had $2.6 million in commitments to sell loans and no outstanding commitment to purchase loans. The Corporation considers River Valley Financial Bank's liquidity and capital resources sufficient to meet outstanding short- and long-term needs.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2001, 2000 and 1999:

                                                     Year ended December 31,
                                                   2001        2000        1999
                                                          (In thousands)

Cash flows from operating activities           $    756    $  2,028    $  5,346

Cash flows from investing activities:
 Purchase of securities                         (19,262)     (7,949)    (21,537)
 Proceeds from maturities of securities           5,204       8,297      19,399
 Proceeds from sales of securities                3,689       2,002     -------
 Net loan (originations) repayments             (15,078)    (26,165)     (6,673)
 Other                                           (3,079)     (1,087)       (121)

Cash flows from financing activities:
Net increase (decrease) in deposits              15,346      15,974      (3,900)
Net increase (decrease) in borrowings            13,050       6,950       6,230
Purchase of stock                                (1,182)     (1,367)     (2,724)
Other                                              (185)       (353)       (275)
                                               ---------   ---------   ---------
Net increase (decrease) in cash and cash
Equivalents                                    $   (741)   $ (1,670)   $ (4,255)
                                               =========   =========   =========

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

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $2.0 million at December 31, 2001.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 2001. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 2001:

                             OTS Requirement                              Actual Amount

                          Percent of                    Percent of                      Amount
                            Assets       Amount          Assets(1)       Amount       of Excess
                                                  (Dollars in thousands)

Tangible capital             1.50%      $ 2,863             9.6%      $   18,398      $ 15,535
Core capital (2)             4.00%        7,635             9.6%          18,398        10,763
Risk-based capital           8.00%       11,627            13.9%          20,162         8,535




(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the Office of the Comptroller of the Currency for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley Financial is in compliance with this requirement.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements

Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141, requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

This statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

The provisions of Statement No. 141 are effective for any business combination that is initiated after June 30, 2001.

Accounting for Goodwill. Under the provisions of SFAS NO. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

Impairment testing is a two step process, as outlined within the statement. If the fair value of the goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

The provisions of Statement No. 142 would be effective for fiscal years beginning after December 15, 2001. Early adoption would be permitted for companies with a fiscal year beginning after March 15, 2001 provided that the first quarter financial statements have not been previously issued. In all cases, the statement must be adopted as of the beginning of a fiscal year. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before this Statement is initially applied would be accounted for in accordance with the amortization and nonamortization provisions of the statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

The Company adopted these new accounting rules on January 1, 2002. As a result, the Company will not amortize the goodwill it has recorded prior to June 30, 2001, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Company had goodwill of $31,000 at December 31, 2001, and amortization of $6,000 for the year ended December 31, 2001.

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

                              River Valley Bancorp

            Accountants' Report and Consolidated Financial Statements

                           December 31, 2001 and 2000

                         Independent Accountants' Report



To the Stockholders and
Board of Directors
River Valley Bancorp
Madison, Indiana


We have audited the accompanying consolidated balance sheets of River Valley Bancorp as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements for the year ended December 31, 1999 were audited by other auditors whose report dated February 16, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2000.


/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana
February 15, 2002

                                                         River Valley Bancorp
                                                      Consolidated Balance Sheets
                                                      December 31, 2001 and 2000


Assets
                                                                                 2001                 2000
                                                                         -------------------------------------------
                                                                            (In Thousands, Except Share Amounts)
    Cash and due from banks                                                $          4,689     $          3,361
    Interest-bearing demand deposits                                                    952                3,021
                                                                           ----------------     ----------------
               Cash and cash equivalents                                              5,641                6,382
    Investment securities - available for sale                                       17,653                7,247
    Loans held for sale                                                               2,638                   --
    Loans, net of allowance for loan losses of $1,972 and $1,702                    155,334              140,970
    Premises and equipment                                                            5,379                2,817
    Federal Home Loan Bank stock                                                      1,250                  943
    Interest receivable                                                               1,475                1,468
    Other assets                                                                      2,248                2,303
                                                                           ----------------     ----------------
               Total assets                                                $        191,618     $        162,130
                                                                           ================     ================
Liabilities
    Deposits
        Noninterest-bearing                                                $         11,406     $          9,170
        Interest-bearing                                                            134,165              121,055
                                                                           ----------------     ----------------
               Total deposits                                                       145,571              130,225
    Borrowings                                                                       26,500               13,450
    Interest payable                                                                    613                  598
    Other liabilities                                                                   963                  673
                                                                           ----------------     ----------------
               Total liabilities                                                    173,647              144,946
                                                                           ----------------     ----------------
Commitments and Contingencies

Stockholders' Equity
    Preferred stock, no par value
        Authorized and unissued - 2,000,000 shares
    Common stock, no par value
        Authorized - 5,000,000 shares
        Issued and outstanding - 809,251 and 868,874 shares
    Additional paid-in capital                                                        7,654                8,135
    Retained earnings                                                                10,802                9,753
    Shares acquired by stock benefit plans                                             (532)                (734)
    Accumulated other comprehensive income                                               47                   30
                                                                           ----------------     ----------------
               Total stockholders' equity                                            17,971               17,184
                                                                           ----------------     ----------------
               Total liabilities and stockholders' equity                  $        191,618     $        162,130
                                                                           ================     ================

                                                         River Valley Bancorp
                                                   Consolidated Statements of Income
                                             Years Ended December 31, 2001, 2000 and 1999


                                                              2001                 2000                1999
                                                      --------------------------------------------------------------
                                                                (In Thousands, Except Per Share Amounts)

    Interest Income
        Loans receivable                                $         12,267     $         10,365    $          8,740
        Investment securities                                        554                  435                 577
        Interest-earning deposits and other                          263                  318                 417
                                                         ---------------      ---------------     ---------------
               Total interest income                              13,084               11,118               9,734
                                                         ---------------      ---------------     ---------------
    Interest Expense
        Deposits                                                   5,661                5,137               4,474
        Borrowings                                                   956                  500                 143
                                                         ---------------      ---------------     ---------------
               Total interest expense                              6,617                5,637               4,617
                                                         ---------------      ---------------     ---------------

    Net Interest Income                                            6,467                5,481               5,117
        Provision for loan losses                                    450                  227                 140
                                                         ---------------      ---------------     ---------------
    Net Interest Income After Provision for Loan
       Losses                                                      6,017                5,254               4,977
                                                         ---------------      ---------------     ---------------
    Other Income
        Service fees and charges                                   1,099                  931                 723
        Net realized gains (losses) on sales of
          available-for-sale securities                               17                   (2)                 --
        Net gains on loan sales                                      772                   44                  74
        Other income                                                  34                   80                  47
                                                         ---------------      ---------------     ---------------
               Total other income                                  1,922                1,053                 844
                                                         ---------------      ---------------     ---------------
    Other Expenses
        Salaries and employee benefits                             2,291                2,025               2,162
        Net occupancy and equipment expenses                         612                  568                 564
        Data processing fees                                         190                  151                 126
        Advertising                                                  208                  190                 182
        Legal and professional fees                                  164                  144                 155
        Other expenses                                             1,241                  686                 891
                                                         ---------------      ---------------     ---------------
               Total other expenses                                4,706                3,764               4,080
                                                         ---------------      ---------------     ---------------
    Income Before Income Tax                                       3,233                2,543               1,741
        Income tax expense                                         1,257                  933                 702
                                                         ---------------      ---------------     ---------------

    Net Income                                          $          1,976     $          1,610    $          1,039
                                                         ===============      ===============     ===============

    Basic Earnings per Share                            $           2.50     $           1.88    $           1.03
                                                         ===============      ===============     ===============

    Diluted Earnings per Share                          $           2.44     $           1.87    $           1.03
                                                         ===============      ===============     ===============

                                                         River Valley Bancorp
                                            Consolidated Statements of Comprehensive Income
                                             Years Ended December 31, 2001, 2000 and 1999


                                                             2001                 2000                1999
                                                     ---------------------------------------------------------------
                                                                             (In Thousands)

    Net Income                                         $          1,976     $          1,610    $          1,039
    Other comprehensive income (loss), net of tax
        Unrealized gains (losses) on securities
          available for sale
           Unrealized holding gains (losses) arising
              during the period, net of tax expense
              (benefit) of $18, $55, and $(22)                       27                   85                 (43)
           Less: Reclassification adjustment for
              gains (losses) included in net income,
              net of tax expense (benefit) of $7 and
              $(1)                                                   10                   (1)                 --
                                                        ---------------      ---------------     ---------------
                                                                     17                   86                 (43)
                                                        ---------------      ---------------     ---------------
    Comprehensive Income                               $          1,993     $          1,696    $            996
                                                        ===============      ===============     ===============

                                                         River Valley Bancorp
                                            Consolidated Statements of Stockholders' Equity
                                             Years Ended December 31, 2001, 2000 and 1999


                                                                                  Shares     Accumulated
                                                                                 Acquired       Other
                                                      Additional                 by Stock   Comprehensive
                                     Common Stock       Paid-in     Retained      Benefit      Income
                                   Shares     Amount    Capital     Earnings       Plans       (Loss)        Total
                                 ------------------------------------------------------------------------------------
                                                            (In Thousands, Except for Share Amounts)


    Balances, January 1, 1999       1,173440  $   --    $11,119    $   8,706    $ (1,199)     $     (13)    $  18,613

        Net income                                                     1,039                                    1,039
        Unrealized losses on
          securities                                                                                (43)          (43)
        Cash dividends ($.265
          per share)                                                    (277)                                    (277)
        Amortization of expense
          related to stock
          benefit plans                                      26                      232                          258
        Purchase of stock           (202,943)            (2,029)        (695)                                  (2,724)
                                     -------  ------    -------    ---------    --------      ---------     ---------

    Balances, December 31, 1999      970,497              9,116        8,773        (967)           (56)       16,866


        Net income                                                     1,610                                    1,610
        Unrealized gains on
          securities, net of
          reclassification
          adjustment                                                                                 86            86
        Cash dividends ($.345
          per share)                                                    (279)                                    (279)
        Contribution to stock
          benefit plans                                                               (8)                          (8)
        Amortization of expense
          related to stock
          benefit plans                                      35                      241                          276
        Purchase of stock           (101,623)            (1,016)        (351)                                  (1,367)
                                     -------  ------    -------    ---------    --------      ---------     ---------

    Balances, December 31, 2000      868,874              8,135        9,753        (734)            30        17,184


        Net income                                                     1,976                                    1,976
        Unrealized gains on
          securities, net of
          reclassification
          adjustment                                                                                 17            17
        Cash dividends ($.50 per
          share)                                                        (388)                                    (388)
        Exercise of stock options      4,670                 68                                                    68
        Tax benefit of stock
          options exercised and
          RRP                                                 4                                                     4
        Amortization of expense
          related to stock
          benefit plans                                      90                      202                          292
        Purchase of stock            (64,293)              (643)        (539)                                  (1,182)
                                     -------  ------    -------    ---------    --------      ---------     ---------
    Balances, December 31, 2001      809,251  $    0    $ 7,654    $  10,802    $   (532)     $      47     $  17,971
                                     =======  ======    =======    =========    ========      =========     =========

                                                         River Valley Bancorp
                                                 Consolidated Statements of Cash Flows
                                             Years Ended December 31, 2001, 2000 and 1999

                                                                       2001             2000              1999
                                                                ------------------------------------------------------
                                                                                   (In Thousands)
    Operating Activities
        Net income                                                $        1,976    $        1,610   $        1,039
        Items not requiring (providing) cash
           Provision for loan losses                                         450               227              140
           Depreciation and amortization                                     311               240              250
           Deferred income tax                                                 3               (77)              38
           Investment securities amortization (accretion), net                 9               (26)             (95)
           Investment securities (gains) losses                              (17)                2               --
           Loans originated for sale in the secondary market             (48,428)           (2,614)         (10,552)
           Proceeds from sale of loans in the secondary market            46,101             2,632           14,226
           (Gain) loss on sale of loans                                     (311)              (18)              27
           Amortization of deferred loan origination cost                    157                99               93
           Amortization of expense related to stock benefit
              plans                                                          292               276              258
           Gain on sale of premises and equipment                             --               (42)             (11)
           Capitalized interest on construction                              (89)               (8)              --
        Net change in
           Interest receivable                                                (7)             (425)              13
           Interest payable                                                   15               268             (138)
        Other adjustments                                                    294              (116)              58
                                                                  --------------    --------------   --------------
               Net cash provided by operating activities                     756             2,028            5,346
                                                                  --------------    --------------   --------------
    Investing Activities
        Purchase of FHLB stock                                              (307)               --               --
        Purchases of securities available for sale                       (19,262)           (7,949)         (21,537)
        Proceeds from maturities of securities available for
          sale                                                             5,204             7,093           18,347
        Proceeds from sales of securities available for sale               3,689             2,002               --
        Proceeds from maturities of securities held to maturity               --             1,204            1,052
        Net change in loans                                              (15,078)          (26,165)          (6,673)
        Purchases of premises and equipment                               (2,784)           (1,143)            (245)
        Proceeds from sale of premises and equipment                          --                56               49
        Proceeds from sale of real estate acquired through
          foreclosure                                                        107                --               75
        Premiums paid on life insurance                                      (95)               --               --
                                                                  --------------    --------------   --------------
               Net cash used in investing activities                     (28,526)          (24,902)          (8,932)
                                                                  --------------    --------------   --------------
    Financing Activities
        Net change in
           Noninterest-bearing, interest-bearing demand and
              savings deposits                                             9,643            (2,991)           3,614
           Certificates of deposit                                         5,703            18,965           (7,514)
        Proceeds from borrowings                                          32,050            23,450            9,131
        Repayment of borrowings                                          (19,000)          (16,500)          (2,901)
        Cash dividends                                                      (261)             (350)            (277)
        Purchase of stock                                                 (1,182)           (1,367)          (2,724)
        Proceeds from exercise of stock options                               68                --               --
        Advances by borrowers for taxes and insurance                          8                 5                2
        Acquisition of stock for stock benefit plans                          --                (8)              --
                                                                  --------------    --------------   --------------
               Net cash provided (used) by financing activities           27,029            21,204             (669)
                                                                  --------------    --------------   --------------
    Net Change in Cash and Cash Equivalents                                 (741)           (1,670)          (4,255)

    Cash and Cash Equivalents, Beginning of Year                           6,382             8,052           12,307
                                                                  --------------    --------------   --------------

    Cash and Cash Equivalents, End of Year                        $        5,641    $        6,382   $        8,052
                                                                  ==============    ==============   ==============


    Additional Cash Flows Information
        Interest paid                                             $        6,691    $        5,369   $        4,755
        Income tax paid                                                    1,119               876              657
        Investment securities held to maturity transferred to
          available for sale                                                  --             1,934               --

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


Note 1 - Nature of Operations and Summary of Significant Accounting Policies

     The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiary, River Valley Financial Bank (Bank), and the Bank's wholly owned subsidiary, Madison First Service Corporation (First Service), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

     The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in southeastern Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

     Consolidation - The consolidated financial statements include the accounts of the Company, the Bank and First Service after elimination of all material intercompany transactions.

     Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

     Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

     Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccural loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

     Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2001, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

     Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Goodwill, resulting from the acquisition of Citizens National Bank of Madison, is being amortized on the straight-line basis over a period of ten years. During 1998, goodwill was reduced by approximately $168,000 for the favorable resolution of certain preacquisition contingencies, and for the purchase of minority interest shares at a price below the assigned value at acquisition. It is periodically evaluated as to the recoverability of its carrying value.

     Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

     Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

     Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

     Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

     Reclassifications of certain amounts in the 2000 and 1999 consolidated financial statements have been made to conform to the 2001 presentation.



Note 2 - Restriction on Cash and Due From Banks

     The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001, was $1,031,000.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 3 - Investment Securities

                                                                               2001
                                                                       Gross           Gross
                                                    Amortized       Unrealized       Unrealized         Fair
                                                      Cost             Gains           Losses           Value
                                                --------------------------------------------------------------------

           Available for sale
               Federal agencies                   $       14,756   $         179    $         100   $      14,835
               State and municipal                           335              12               --             347
               Mortgage-backed and other
                 asset-backed securities                     838               3               10             831
               Corporate obligations                       1,645              18               23           1,640
                                                  --------------   -------------    -------------   -------------
                  Total investment securities     $       17,574   $         212    $         133   $      17,653
                                                  ==============   =============    =============   =============


                                                                               2000
                                                                                       Gross
                                                    Amortized    Gross Unrealized    Unrealized         Fair
                                                      Cost             Gains           Losses           Value
                                                --------------------------------------------------------------------

           Available for sale
               Federal agencies                   $        4,921   $          68     $         --    $      4,989
               State and municipal                           336               4               --             340
               Mortgage-backed and other
                 asset-backed securities                   1,941               5               28           1,918
                                                  --------------   -------------    -------------   -------------
                  Total investment securities     $        7,198   $          77     $         28    $      7,247
                                                  ==============   =============    =============   =============

     The amortized cost and fair value of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Available for Sale
                                                 Amortized            Fair
                                                    Cost             Value
                                             -----------------------------------

           One to five years                  $       16,676     $       16,759
           Five to ten years                              60                 63
                                              --------------     --------------
                                                      16,736             16,822
           Mortgage-backed securities                    212                214
           Other asset-backed securities                 626                617
                                              --------------     --------------
                  Totals                      $       17,574     $       17,653
                                              ==============     ==============

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Securities with a carrying value of $622,000 and $6,851,000 were pledged at December 31, 2001 and 2000 to secure certain deposits and for other purposes as permitted or required by law.

     Proceeds from sales of securities available for sale during 2001 and 2000 were $3,689,000 and $2,002,000. Gross gains of $33,000 and $10,000 and gross losses of $16,000 and $12,000 were realized on those sales. There were no sales of securities available for sale during 1999.

     On April 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting of Derivative Instruments and Hedging Activities. As permitted by SFAS No. 133, all securities classified as held to maturity were transferred to available for sale. The adoption of this statement did not have a significant impact on the Company's financial statements.



Note 4 - Loans and Allowance

                                                                                  2001                 2000
                                                                         -------------------------------------------
           Residential real estate
               One-to-four family residential                              $         70,793     $         77,304
               Multi-family residential                                               3,932                3,319
               Construction                                                           6,874                6,827
           Nonresidential real estate and land                                       41,892               30,213
           Commercial                                                                19,216               16,361
           Consumer and other                                                        17,406               14,686
                                                                           ----------------     ----------------
                                                                                    160,113              148,710
           Unamortized deferred loan costs                                              356                  324
           Undisbursed loans in process                                              (3,163)              (6,362)
           Allowance for loan losses                                                 (1,972)              (1,702)
                                                                           ----------------     ----------------
                  Total loans                                              $        155,334     $        140,970
                                                                           ================     ================

                                                            2001                 2000                 1999
                                                    ----------------------------------------------------------------
           Allowance for loan losses
               Balances, January 1                    $          1,702     $          1,522     $          1,477
               Provision for losses                                450                  227                  140
               Recoveries on loans                                  31                   37                   28
               Loans charged off                                  (211)                 (84)                (123)
                                                      ----------------     ----------------     ----------------
               Balances, December 31                  $          1,972     $          1,702     $          1,522
                                                      ================     ================     ================

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Information on impaired loans is summarized below.

                                                                                 2001                 2000
                                                                         -------------------------------------------
           Impaired loans with an allowance                                $            339     $            250
           Impaired loans for which the discounted cash flows or
              collateral value exceeds the carrying value of the loan                   357                  885
                                                                           ----------------     ----------------
                  Total impaired loans                                     $            696     $          1,135
                                                                           ================     ================
           Allowance for impaired loans (included in the Company's
              allowance for loan losses)                                   $             78     $             57


                                                                                  2001                2000
                                                                          ------------------------------------------

           Average balance of impaired loans                               $          1,352     $          1,128
           Interest income recognized on impaired loans                                 117                   89
           Cash-basis interest included above                                           110                   85


     At December 31, 1999, the Company had approximately $600,000 of impaired loans.

     At December 31, 2001, 2000 and 1999, the Company had nonperforming loans totaling $690,000, $621,000, and $857,000, respectively.



Note 5 - Premises and Equipment

                                                                                 2001                 2000
                                                                         -------------------------------------------

           Land                                                            $            952     $            805
           Buildings                                                                  3,455                1,629
           Leasehold improvements                                                         2                  117
           Equipment                                                                  2,509                2,472
           Construction in progress                                                      --                  853
                                                                           ----------------     ----------------
                  Total cost                                                          6,918                5,876
           Accumulated depreciation and amortization                                 (1,539)              (3,059)
                                                                           ----------------     ----------------
                  Net                                                      $          5,379     $          2,817
                                                                           ================     ================

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 6 - Deposits

                                                                                   2001                2000
                                                                           -----------------------------------------

           Demand deposits                                                   $         42,321    $         31,559
           Savings deposits                                                            20,089              21,208
           Certificates and other time deposits of $100,000 or more                    30,343              30,606
           Other certificates and time deposits                                        52,818              46,852
                                                                             ----------------    ----------------
                  Total deposits                                             $        145,571    $        130,225
                                                                             ================    ================


           Certificates and other time deposits maturing in

               2002                                                          $         64,564
               2003                                                                    11,981
               2004                                                                     4,244
               2005                                                                     1,008
               2006                                                                       883
               Thereafter                                                                 481
                                                                             ----------------
                                                                             $         83,161
                                                                             ================

Note 7 - Borrowings

                                                                                   2001                2000
                                                                           -----------------------------------------

           Federal Home Loan Bank advances                                   $         25,000    $         13,000
           Line of credit                                                               1,500                 450
                                                                             ----------------    ----------------
                  Total borrowings                                           $         26,500    $         13,450
                                                                             ================    ================

     Maturities by year for advances at December 31, 2001 are $21,000,000 in 2002, $1,000,000 in 2003, $1,000,000 in 2006 and $2,000,000 in 2011. The
     weighted-average interest rate at December 31, 2001 and 2000 was 4.54% and 6.35%.

     The Federal Home Loan Bank advances are secured by first-mortgage loans totaling $54,440,000 at December 31, 2001. Advances are subject to restrictions or penalties in the event of prepayment.

     The Company has a $1,500,000 line of credit with another financial institution, which matures in February 2002 with a variable interest rate of .5% under prime. The line of credit is collateralized by a pledge of 1,000 shares of the Bank's stock.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 8 - Loan Servicing

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $56,057,000, $37,562,000 and $40,212,000 at December 31, 2001, 2000
     and 1999, respectively.

     The aggregate fair value of capitalized mortgage servicing rights at December 31, 2001, 2000 and 1999 totaled $430,000, $290,000 and $286,000.
     Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

                                                             2001                 2000                1999
                                                     ---------------------------------------------------------------

           Mortgage Servicing Rights
               Balances, January 1                     $            227     $            225    $            222
               Servicing rights capitalized                         441                   26                 102
               Amortization of servicing rights                    (128)                 (24)                (99)
                                                       ----------------     ----------------    ----------------
                                                                    540                  227                 225
               Valuation allowance                                 (110)                  --                  --
                                                       ----------------     ----------------    ----------------
               Balances, December 31                   $            430     $            227    $            225
                                                       ================     ================    ================


        Activity in the valuation allowance for mortgage servicing rights was as follows:

                                                                                                      2001
                                                                                              ----------------------

           Balance, beginning of year                                                           $             --
               Additions                                                                                     110
               Reductions                                                                                     --
               Direct write downs                                                                             --
                                                                                                ----------------
           Balance, end of year                                                                 $            110
                                                                                                ================


                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 9 - Income Tax

                                                             2001                 2000                1999
                                                     ---------------------------------------------------------------
           Income tax expense (benefit)
               Currently payable
                  Federal                              $          1,000     $            805    $            505
                  State                                             254                  205                 159
               Deferred
                  Federal                                             2                  (61)                 38
                  State                                               1                  (16)                 --
                                                       ----------------     ----------------    ----------------
                      Total income tax expense         $          1,257     $            933    $            702
                                                       ================     ================    ================

           Reconciliation of federal statutory to
              actual tax expense
               Federal statutory income tax at 34%     $          1,099     $            865    $            592
               Effect of state income taxes                         168                  125                 105
               Other                                                (10)                 (57)                  5
                                                       ----------------     ----------------    ----------------
                      Actual tax expense               $          1,257     $            933    $            702
                                                       ================     ================    ================
           Effective tax rate                                     38.8%                36.7%              40.3%


     A cumulative net deferred tax asset is included in other assets. The components of the liability are as follows:

                                                                                 2001                 2000
                                                                         -------------------------------------------
           Assets
               Allowance for loan losses                                    $            759     $           564
               Deferred compensation                                                     187                 147
               Pensions and employee benefits                                             35                  60
               Securities available for sale                                              72                  83
               Purchase accounting adjustments                                            80                 131
               Other                                                                      11                   6
                                                                            ----------------    ----------------
                      Total assets                                                     1,144                 991
                                                                            ----------------    ----------------
           Liabilities
               Depreciation and amortization                                            (119)               (103)
               Loan fees                                                                (139)               (127)
               Mortgage servicing rights                                                (215)                (93)
               Other                                                                     (17)                 --
                                                                            ----------------    ----------------
                      Total liabilities                                                 (490)               (323)
                                                                            ----------------    ----------------
                                                                            $            654     $           668
                                                                            ================    ================

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Retained earnings include approximately $2,100,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $714,000.



Note 10 - Commitments and Contingent Liabilities

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

     Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                 2001               2000
                                           -------------------------------------

           Commitments to extend credit    $       17,083     $       14,070
           Standby letters of credit                  258                196


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

     The Company and Bank are also subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.



Note 11 - Dividend and Capital Restrictions

     Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2001, the stockholder's equity of the Bank was $19,016,000, of which approximately $1,709,000 was available for the payment of dividends.



Note 12 - Regulatory Capital

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2001 and 2000, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2001 that management believes have changed the Bank's classification.

                                                                     Required for Adequate        To Be Well
                                                    Actual                 Capital(1)            Capitalized(1)
                                              Amount       Ratio       Amount       Ratio      Amount      Ratio
                                           -------------------------------------------------------------------------
           2001
           Total risk-based capital(1) (to
              risk-weighted assets)          $  20,162       13.9%   $    11,627       8.0%   $  14,534      10.0%

           Tier 1 capital(1)(to
              risk-weighted assets)             18,398       12.7%         5,814       4.0%       8,720       6.0%

           Core capital(1)(to adjusted
              total assets)                     18,398        9.6%         7,635       4.0%       9,544       5.0%

           Core capital(1)(to adjusted
              tangible assets)                  18,398        9.6%         3,818       2.0%          --       N/A

           Tangible capital(1)(to adjusted
              total assets)                     18,398        9.6%         2,863       1.5%          --       N/A

           2000

           Total risk-based capital(1)(to
              risk-weighted assets)          $  18,031       15.5%   $     9,293       8.0%   $  11,617      10.0%

           Tier 1 capital(1)(to
              risk-weighted assets)             16,867       14.5%         4,647       4.0%       6,970       6.0%

           Core capital(1)(to adjusted
              total assets)                     16,867       10.5%         6,458       4.0%       8,072       5.0%

           Core capital(1)(to adjusted
              tangible assets)                  16,867       10.5%         3,229       2.0%          --       N/A

           Tangible capital(1)(to adjusted
              total assets)                     16,867       10.5%         2,422       1.5%          --       N/A

           (1) As defined by regulatory agencies


Note 13 - Employee Benefits

     The Bank provides pension benefits for substantially all of the Bank's employees and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. There was no pension expense or benefit for the years ended December 31, 2001, 2000 and 1999.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank's expense for the plan was $35,000, $20,000 and $24,000 for the years ended December 31, 2001, 2000 and 1999.

     The Bank has a supplemental retirement plan, which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $42,000, $24,000 and $32,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     As part of the conversion in 1996, the Company established an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 95,220 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $952,000 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. Unearned ESOP shares totaled 38,023 and 48,695 at December 31, 2001 and 2000 and had a fair value of $787,000 and $779,000 at December 31, 2001 and 2000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2001, 2000 and 1999 was $196,000, $156,000 and $147,000. At December 31,
     2001, the ESOP had 57,197 allocated shares, 38,023 suspense shares and no committed-to-be released shares. At December 31, 2000, the ESOP had 46,525 allocated shares, 48,695 suspense shares and no committed-to-be released shares.

     The Company also has a Recognition and Retention Plan (RRP), which provides for the award and issuance of up to 47,610 shares of the Company's stock to members of the Board of Directors and management. The RRP has purchased 32,920 shares of the Company's common stock in the open market. At December 31, 2001, 33,820 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $98,000, $105,000 and $113,000 for the years ended December 31, 2001, 2000 and 1999, respectively.



Note 14 - Related Party Transactions

     The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     The aggregate amount of loans, as defined, to such related parties were as follows:

           Balances, January 1, 2001                        $            657

           Change in composition                                         129
           New loans, including renewals                                 885
           Payments, etc., including renewals                           (527)
                                                            ----------------
           Balances, December 31, 2001                      $          1,144
                                                            ================

     Deposits from related parties held by the Banks at December 31, 2001 and 2000 totaled $732,000 and $915,000.



Note 15 - Stock Option Plan

     Under the Company's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1997, the Company authorized the grant of options for up to 119,025 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

     Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                 2001               2000                1999
                                                          ----------------------------------------------------------

           Risk-free interest rates                              5.1%           6.5 and 5.9%            5.5%
           Dividend yields                                       2.8%               2.7%                2.2%
           Volatility factors of expected market price of
              common stock                                       7.8%               11.7%               10.0%

           Weighted-average expected life of the options        10 years           10 years            10 years

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                                     2001             2000              1999
                                                               -----------------------------------------------------

           Net income                            As reported     $       1,976    $       1,610    $        1,039
                                                 Pro forma               1,941            1,575               999

           Basic earnings per share              As reported             2.50             1.88               1.03
                                                 Pro forma               2.45             1.83                .99

           Diluted earnings per share            As reported             2.44             1.87               1.03
                                                 Pro forma               2.40             1.83                .99


     The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2001, 2000 and 1999.


                                            2001                        2000                       1999
                                                Weighted-                   Weighted-                  Weighted-
                                                 Average                     Average                    Average
                Options             Shares   Exercise Price    Shares    Exercise Price    Shares   Exercise Price
       -------------------------------------------------------------------------------------------------------------
            Outstanding,
              beginning of year      99,345    $     14.17      93,959     $     14.58      103,959   $     14.81
            Granted                   2,000          17.90      24,000           13.17       10,000         12.63
            Exercised                (4,670)         14.61
            Forfeited/expired       (10,592)         14.78     (18,614)          14.78      (20,000)        14.78
                                   --------                   --------                      -------

            Outstanding, end of
              year                   86,083    $     14.16      99,345     $     14.17       93,959   $     14.58
                                   ========                   ========                     ========

            Options exercisable
              at year end            53,287                     51,725                       39,787
            Weighted-average
              fair value of
              options granted
              during the year                  $      3.08                 $      3.18                $      2.79


     As of December 31, 2001, options totaling 16,000 have exercise prices ranging from $10.75 to $12.63 and a weighted-average remaining contractual life of 8.0 years, options totaling 68,083 have exercise prices ranging from $13.97 to $14.78 and a weighted-average remaining contractual life of
     6.0 years, options totaling 2,000 have an exercise price of $17.90 and a weighted-average remaining contractual life of 9.5 years.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 16 - Earnings Per Share

                                            2001                          2000                            1999
                                          Weighted-                     Weighted-   Per                 Weighted-
                                           Average   Per Share           Average   Share                 Average   Per Share
                                 Income    Shares     Amount   Income    Shares    Amount     Income     Shares     Amount
                               ---------------------------------------------------------------------------------------------
           Basic Earnings Per
              Share

            Income available
               to common
               stockholders      $ 1,976    790,933  $   2.50  $1,610    858,059   $   1.88    $1,039    1,007,087  $   1.03
                                                     ========                      ========                         ========
           Effect Of Dilutive
              Stock Options                  17,433                        1,486
                                 -------    -------            -------   -------               ------    ---------
           Diluted Earnings
              Per Share

             Income available
                to common
                stockholders
                and assumed
                conversions      $ 1,976    808,366  $   2.44  $1,610    859,545   $   1.87    $1,039    1,007,087  $   1.03
                                 =======    =======  ========  ======    =======   ========    ======    =========  ========


     Options to purchase 65,345 shares of common stock with a weighted-average exercise price of $14.78 per share and 93,959 shares with a weighted-average exercise price of $14.58 per share were outstanding at December 31, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.



Note 17 - Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

     Investment Securities - Fair values are based on quoted market prices.

     Loans Held for Sale - Fair values are based on quoted market prices.

     Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Interest    Receivable/Payable    -   The   fair    values   of    interest
     receivable/payable approximate carrying values.

     FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

     Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Line of Credit - The approximate market value for this variable borrowing approximates carrying value.

     Advance Payment by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

     Off-Balance Sheet Commitments - For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2001 and 2000, was not material.

     The estimated fair values of the Company's financial instruments are as follows:

                                                                  2001                            2000
                                                        Carrying          Fair           Carrying         Fair
                                                         Amount           Value           Amount          Value
                                                    ----------------------------------------------------------------
           Assets
               Cash and cash equivalents              $      5,641   $       5,641    $      6,382    $     6,382
               Investment securities available for
                 sale                                       17,653          17,653           7,247          7,247
               Loans including loans held for sale,
                 net                                       157,972         158,931         140,970        139,660
               Interest receivable                           1,475           1,475           1,468          1,468
               Stock in FHLB                                 1,250           1,250             943            943

           Liabilities
               Deposits                                    145,571         145,640         130,225        130,168
               FHLB advances                                25,000          25,284          13,000         13,034
               Line of credit                                1,500           1,500             450            450
               Interest payable                                613             613             598            598
               Advance payments by borrowers for
                 taxes and insurance                            49              49              41             41


                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 18 - Condensed Financial Information (Parent Company Only)

     Presented  below  is  condensed  financial   information  as  to  financial
     position, results of operations and cash flows of the Company:

                                             Condensed Balance Sheets

                                                                                   2001                2000
                                                                           -----------------------------------------
           Assets
               Cash and due from banks                                       $            400    $            202
               Investment in common stock of subsidiary                                19,016              17,161
               Other assets                                                               182                 271
                                                                             ----------------    ----------------
                  Total assets                                               $         19,598    $         17,634
                                                                             ================    ================

           Liabilities
               Borrowings                                                    $          1,500    $            450
               Dividends payable                                                          127                  --
                                                                             ----------------    ----------------
                  Total liabilities                                                     1,627                 450

           Stockholders' Equity                                                        17,971              17,184
                                                                             ----------------    ----------------
                  Total liabilities and stockholders' equity                 $         19,598    $         17,634
                                                                             ================    ================

                                          Condensed Statements of Income

                                                               2001                2000                1999
                                                       -------------------------------------------------------------
           Income
               Dividends from subsidiary                 $            425    $          1,621    $          3,158
               Other income                                            45                  65                  62
                                                         ----------------    ----------------    ----------------
                  Total income                                        470               1,686               3,220
                                                         ----------------    ----------------    ----------------
           Expenses
               Interest expense                                        55                  63                 101
               Other expenses                                         153                 120                 105
                                                         ----------------    ----------------    ----------------
                  Total expenses                                      208                 183                 206
                                                         ----------------    ----------------    ----------------
           Income before income tax and equity in
              undistributed (distribution in excess
              of) income of subsidiary                                262               1,503               3,014
               Income tax benefit                                      65                  47                  58
                                                         ----------------    ----------------    ----------------
           Income before equity in undistributed
              (distribution in excess of) income of
              subsidiary                                              327               1,550               3,072
               Equity in undistributed
                 (distribution in excess of)
                 income of subsidiary                               1,649                  60              (2,033)
                                                         ----------------    ----------------    ----------------
           Net Income                                    $          1,976    $          1,610    $          1,039
                                                         ================    ================    ================

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


                       Condensed Statements of Cash Flows

                                                    2001       2000       1999
                                                  -----------------------------

Operating Activities
    Net income                                    $ 1,976    $ 1,610    $ 1,039
    Items not requiring (providing) cash           (1,453)        (4)     1,905
                                                  -------    -------    -------
       Net cash provided by operating activities      523      1,606      2,944
                                                  -------    -------    -------
Financing Activities
    Purchase of stock                              (1,182)    (1,367)    (2,724)
    Proceeds from exercise of stock options            68         --         --
    Acquisition of stock for stock benefit plans       --         (8)        --
    Proceeds from borrowings                        1,050        450      3,131
    Repayment of borrowings                            --       (500)    (2,901)
    Cash dividends                                   (261)      (350)      (277)
                                                  -------    -------    -------
       Net cash used in financing activities         (325)    (1,775)    (2,771)
                                                  -------    -------    -------
Net Change in Cash and Cash Equivalents               198       (169)       173

Cash and Cash Equivalents at Beginning of Year        202        371        198
                                                  -------    -------    -------
Cash and Cash Equivalents at End of Year          $   400    $   202    $   371
                                                  =======    =======    =======

                      GENERAL INFORMATION FOR SHAREHOLDERS


Transfer Agent and Registrar:              Shareholder and General Inquiries:

Corporate Trust Services                   River Valley Bancorp
Fifth Third Center                         Attn: Matthew P. Forrester
38 Fountain Square Plaza                   430 Clifty Drive, P.O. Box 1590
Cincinnati, Ohio  45263                    Madison, Indiana  47250
Tel: (513) 579-5417                        Tel: (812) 273-4949
Fax: (513) 744-6785                        Fax: (812) 273-4944

Corporate Counsel:                         Special Counsel:

Lonnie D. Collins, Attorney                Barnes & Thornburg
307 Jefferson Street                       11 S. Meridian Street
Madison, Indiana  47250                    Indianapolis, Indiana  46204
Tel: (812) 265-3616                        Tel: (317) 236-1313
Fax: (812) 273-3143                        Fax: (317) 231-7433

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


Offices of River Valley Financial Bank:

Hilltop:          430 Clifty Drive
Downtown:         233 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza


Internet and E-MAIL Address:   rvfbank.com


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 17, 2002, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

                      DIRECTORS OF THE COMPANY AND THE BANK



Fred W. Koehler         Matthew P. Forrester            Charles J. McKay
Chairman                Director & President            Director

Robert W. Anger         Michael J. Hensley              *****************
Director                Director

Jonnie L. Davis         Earl W. Johann                  Lonnie D. Collins
Director                Director                        Secretary


                EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK


Matthew P. Forrester        Mark A. Goley                 Anthony D. Brandon
President, CEO              Vice President of Lending     Vice President of Loan
                            Compliance Officer            Administration
Barbara J. Eades
Vice President of Retail    Larry C. Fouse                Deanna J. Liter
Banking                     Vice President of Finance     Vice President of Data
                                                          Services
Loy M. Skirvin              Dawn M. Moore
Vice President of Human     Internal Audit
Resources


OFFICERS AND MANAGERS OF RIVER VALLEY FINANCIAL BANK


Loan Officers                        Other Managers

James B. Allen                       Kenneth L. Cull - Collection Officer
Theresa A. Dryden                    Donald R. Davidson - Accounting Manager
Rick T. Nelson                       Mary Ellen McClelland - Executive Secretary
Robert J. Schoenstein--AVP           Luann Nay - Loan Administrator
Natasha Wells                        Kelly Shelton - Loan Operations Manager
                                     Teresa J. Smith - Data Processing Manager
                                     Sandy Stilwell - Customer Service Manager
                                     Mary Ellen Wehner - Commercial Loan
                                     Operations Manager
Branch Managers

Angela D. Adams
Debbie R. Finnegan
Rachael A. Goble
Linda L. Ralston
Rhonda E. Wingham