Form 10KSB, Exhibit 13
period 2004-12-31
RIVER VALLEY BANCORP
filed 2005-03-31
CIK 1015593

TABLE OF CONTENTS

Business of River Valley	1
Market Price of the Corporation's Common Shares and Related Shareholder Matters	2
Selected Consolidated Financial Information and Other Data	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Report of Independent Registered Public Accounting Firm	18
Consolidated Balance Sheets	19
Consolidated Statements of Income	20
Consolidated Statements of Comprehensive Income	21
Consolidated Statements of Stockholders' Equity	22
Consolidated Statements of Cash Flows	23
Notes To Consolidated Financial Statements	24
General Information for Shareholders	43
Directors and Officers	44

BUSINESS OF RIVER VALLEY

        River Valley Bancorp (“River Valley” or the “Corporation”), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter “River Valley Financial” or the “Bank”) in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison (“Citizens”), and River Valley Financial and Citizens merged on November 20, 1997.

        The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its four full-service office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the “OTS”). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the “FDIC”). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund (“SAIF”) of the FDIC.

MARKET PRICE OF THE CORPORATION’S COMMON SHARES
AND RELATED SHAREHOLDER MATTERS

        There were 1,584,377 common shares of River Valley Bancorp outstanding at February 25, 2005, held of record by approximately 359 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or “street name.” Since December 1996, the Corporation’s common shares have been listed on The Nasdaq SmallCap Market (“Nasdaq”), under the symbol “RIVR”. On December 26, 2003, the shares of River Valley underwent a 2-for-1 stock split in order to create a more liquid market for the stock.

        Presented below are the high and low sale prices for the Corporation’s common shares, as well as cash distributions paid thereon since December 2001. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.

Quarter Ended	High	Low	Cash Distributions
2004
December 31	$23.50	$21.10	$0.190
September 30	24.00	21.04	0.180
June 30	23.50	20.75	0.180
March 31	30.25	22.00	0.170

2003
December 31	$30.25	$29.43	$0.170
September 30	20.33	19.88	0.150
June 30	20.75	20.13	0.150
March 31	16.08	15.62	0.125

2002
December 31	$15.88	$13.18	$0.125
September 30	14.13	11.87	0.100
June 30	13.85	11.90	0.100
March 31	13.00	10.10	0.075

        The high and low sales prices for River Valley’s common shares between December 31, 2004 and February 25, 2005 were $24.30 and $20.06, respectively.

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

        Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS amended its capital distribution regulation in a final rule which took effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS’s application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank’s net earnings for that year to date plus the Bank’s retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the Bank and the OTS or the FDIC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

	At December 31,
	2004	2003	2002	2001	2000
Selected consolidated financial condition data:	(In thousands)
Total amount of:
Assets	$289,427	$255,076	$224,020	$191,618	$162,130
Loans receivable - net (1)	231,373	192,266	165,957	157,972	140,970
Cash and cash equivalents (2)	12,437	12,512	18,610	5,641	6,382
Investment securities	26,964	34,557	28,174	17,653	8,300
Deposits	170,538	179,954	161,829	145,571	130,225
FHLB advances and other borrowings	94,600	50,000	40,000	26,500	13,450
Shareholders' equity - net	22,393	22,855	20,633	17,971	17,184

	Year Ended December 31,
	2004	2003	2002	2001	2000
Summary of consolidated earnings data:	(In thousands, except share data)
Total interest income	$13,545	$12,653	$12,755	$13,084	$11,118
Total interest expense	5,617	5,348	5,638	6,617	5,637
Net interest income	7,928	7,305	7,117	6,467	5,481
Provision for losses on loans	338	508	570	450	227
Net interest income after provision for
losses on loans	7,590	6,797	6,547	6,017	5,254
Other income	2,518	3,354	3,094	1,922	1,053
General, administrative and other expense	6,342	5,831	5,455	4,706	3,764
Earnings before income tax expense	3,766	4,320	4,186	3,233	2,543
Income tax expense	1,419	1,665	1,628	1,257	933
Net earnings	$ 2,347	$ 2,655	$ 2,558	$ 1,976	$ 1,610
Basic earnings per share	$ 1.48	$ 1.67	$ 1.64	$ 1.25	$ .94
Diluted earnings per share	$ 1.42	$ 1.59	$ 1.58	$ 1.22	$ .94
(1)     Includes loans held for sale. (2)     Includes certificates of deposit in other financial institutions. 3

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA (CONTINUED)

	Year ended December 31,
Selected financial ratios and other data:	2004	2003	2002	2001	2000
Interest rate spread during period	3.13%	3.21%	3.39%	3.58%	3.47%
Net yield on interest-earning assets (1)	3.19	3.28	3.56	3.80	3.79
Return on assets (2)	.88	1.11	1.22	1.09	1.05
Return on equity (3)	10.46	12.22	13.21	11.27	9.45
Equity to assets (4)	7.73	8.96	9.21	9.38	10.60
Average interest-earning assets to
average interest-bearing liabilities	102.51	102.86	106.18	105.94	108.02
Non-performing assets to total assets (4)	0.76	0.18	0.48	0.36	0.38
Allowance for loan losses to total
loans outstanding (4)	1.01	1.07	1.27	1.25	1.21
Allowance for loan losses to
non-performing loans (4)	107.41	399.70	194.54	285.80	274.07
Net charge-offs to average total
loans outstanding	0.01	0.31	0.27	0.12	0.04
General, administrative and other expense
to average assets (5)	2.38	2.43	2.60	2.60	2.47
Dividend payout ratio	50.70	37.74	25.40	20.49	18.45
Number of full service offices (4)	6	5	4	4	5

(1)	Net interest income divided by average interest-earning assets.
(2)	Net earnings divided by average total assets.
(3)	Net earnings divided by average total equity.
(4)	At end of period.
(5)	General, administrative and other expense divided by average total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

        As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial’s financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2004 and River Valley’s results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

        In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. River Valley’s operations and River Valley’s actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and River Valley’s general market area. The forward-looking statements contained herein include those with respect to the following matters:

1.	Management’s determination as to the amount and adequacy of the loan loss allowance;

2.	The effect of changes in interest rates on financial condition and results of operations;

3.	The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts; and

4.	Management’s opinion as to the effect of recent accounting pronouncements on River Valley’s consolidated financial position and results of operations.

Critical Accounting Policies

        Note 1 to the consolidated financial statements thereto presented on pages 24 through 27 contains a summary of the Corporation’s significant accounting policies for the year ended December 31, 2004. Certain of these policies are important to the portrayal of the Corporation’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance For Loan Losses

        The allowance for loan losses is a significant estimate that can and does change based on management’s assumptions about specific borrowers and current economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current economic condition, the amount of loans outstanding, certain identified problem loans, and the probability of collecting all amounts due.

        The allowance for loan losses represents management’s estimate of probable losses inherent in the Corporation’s loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

        The Corporation’s strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

        The Corporation’s allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

        Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

        Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

        Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation’s internal loan review.

        An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

        The Corporation’s primary market area for lending is southeastern Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation’s customers.

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

Discussion of Changes in Financial Condition from December 31, 2003 to December 31, 2004

        At December 31, 2004, River Valley’s consolidated assets totaled $289.4 million, representing an increase of $34.4 million over the December 31, 2003 total. This increase in assets was funded by a $44.6 million increase in borrowings. Borrowings increased from $50.0 million as of December 31, 2003 to $94.6 million as of December 31, 2004. Increased borrowings were the result of the advantageous rates that were available. Shareholders’ equity was $22.4 million as December 31, 2004, a net decrease of $0.5 million from $22.9 million as of December 31, 2003.

        Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $0.1 million from December 31, 2003 levels to a total of $12.4 million at December 31, 2004. Investment securities totaled $26.9 million at December 31, 2004, a decrease of $7.6 million from December 31, 2003.

        Loans receivable, including loans held for sale, totaled $231.4 million at December 31, 2004, an increase of $39.1 million over the $192.3 million total at December 31, 2003. The increase resulted primarily from loan originations during 2004 of $140.6 million, which were partially offset by principal repayments of $62.3 million and sales of $18.3 million. There were increases in all types of lending with the exception of consumer loans. The volume of loan sales into the secondary mortgage market decreased during 2004 from the 2003 volume by $51.2 million, due in large part to the increase in rates. Loan sales made the turn this year.

        River Valley’s consolidated allowance for loan losses totaled approximately $2.4 for the year ended December 31, 2004, which represented 1.01% of total loans at that date. The allowance for loan losses totaled $2.1 million, or 1.07% of total loans for the period ended December 31, 2003. Non-performing loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $2.2 million and $514,000 at December 31, 2004 and 2003, respectively. The consolidated allowance for loan losses represented 107% and 400% of non-performing loans at December 31, 2004 and 2003, respectively. Non-performing loans show a large increase at December 31, 2004, but the accounts causing the increase were in the main, solid customers. Outstanding consumer loan balances historically have been a source of both delinquency and losses. The Corporation has de-emphasized consumer lending because of risk/reward opportunities.

        Although management believes that its allowance for loan losses at December 31, 2004 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation’s results of operations.

        Deposits decreased by $9.4 million, or 5.2%, to a total of $170.5 million at December 31, 2004. Savings and demand deposits decreased by $5.5 million, or 6.4%, during 2004, while certificates of deposit decreased by $3.9 million, or 4.4%. These fluctuations in balances were attributed to competitive rates.

        Advances from the Federal Home Loan Bank (“FHLB”) and other borrowed money increased by $44.6 million from the total at December 31, 2003, as current borrowings of $94.6 million were used in part to fund loan growth. The low interest rate environment has allowed for prudent long term funding.

        Shareholders’ equity totaled $22.4 million at December 31, 2004, a decrease of $462,000 from the $22.9 million total at December 31, 2003. The decrease resulted primarily from stock repurchases totaling $1.9 million, cash dividends of $1.1 million, which was in part offset by net income of $2.3 million.

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003

General

        River Valley’s net income for the year ended December 31, 2004, totaled $2.35 million, a decrease of $308,000, or 11.6%, from net income reported in 2003. The decrease in net income in the 2004 period was primarily attributable to a decrease of $1,250,000 in gain on loan sales and an increase in general, administrative and other expenses of $511,000 which were in part offset by an increase in net interest income of $623,000, an increase in service fees and charges of $289,000, a decrease in the provision for income taxes of $246,000, and a decrease in the provision for loan losses of $170,000.

Net Interest Income

        Total interest income for the year ended December 31, 2004, amounted to $13.5 million, an increase of $892,000, or 7.0%, from the 2003 total, reflecting higher average balances of interest earning assets offset by lower interest rates. The average balance of interest-earning assets outstanding year-to-year increased by $25.7 million, however, the yield on those assets decreased from an average yield of 5.68% in 2003 to 5.45% in 2004. Interest income on loans totaled $12.5 million for 2004, an increase of approximately $1,100,000, or 9.3%, from 2003. Interest income on investments, FHLB stock and interest-earning deposits decreased by $170,000, or 13.5%, due to lower average balances on those investments.

        Interest expense on deposits decreased by $442,000, or 13.6%, to a total of $2.8 million for the year ended December 31, 2004, due primarily to lower costs of funding higher average balances. The cost of deposits decreased from 1.9% in 2003 to 1.6% in fiscal 2004. Interest expense on borrowings totaled $2.8 million for the year ended December 31, 2004, an increase of $711,000 from 2003. The increase resulted primarily from higher average borrowings year-to-year, offset by a 43 basis point decrease in average cost.

        As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2004 by $623,000, or 8.5%, compared to 2003. The interest rate spread decreased by 8 basis points for 2004, to 3.13% from 3.21% in the 2003 period, while the net interest margin amounted to 3.19% in 2004 and 3.28% in 2003.

Provision for Losses on Loans

        A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $338,000 provision for losses on loans in 2004, a decrease of $170,000, or 33.5%, compared to the $508,000 provision recorded in 2003. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix, that is more 1-4 family residential loans and less consumer loans.

        Non-performing loans for the period ended December 31, 2004 were $2.2 million, an increase of approximately $1.7 million from the $0.5 million recorded as of fiscal year ended 2003. Net charge-offs amounted to $30,000 in 2004, compared to $553,000 in 2003. While management believes that the allowance for losses on loans is adequate at December 31, 2004, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

        Other income amounted to $2.5 million for the year ended December 31, 2004, a decrease of $836,000, or 24.9%, compared to 2003, due primarily to a decrease in net gains on loan sales from $1,644,000 in 2003 to $394,000 in 2004, a decrease of $1,250,000 or 76.0%. The volume of loan sales decreased from $70.5 million in 2003 to $18.3 million in 2004. The decline in other income due to the decline loan sales was partially offset by an increase in service fees and charges of $289,000 resulting from new programs and services introduced in late 2003.

General, Administrative and Other Expense

        General, administrative and other expense totaled $6.3 million for the year ended December 31, 2004, an increase of $511,000 over the 2003 total. Employee compensation and benefits increased by $490,000 in fiscal 2004 as compared to 2003 primarily from additional staffing, cost of living and benefit expense. Occupancy and equipment expense increased by $157,000 in 2004 as compared to 2003 due to higher depreciation costs and equipment maintenance expenses. These increases in other operating expenses were in part offset by a decrease in amortization of mortgage servicing rights of $215,000 which are adjusted each quarter based on valuation results.

Income Taxes

        The provision for income taxes decreased by $246,000, or 14.8%, for the year ended December 31, 2004, as compared to 2003. The effective tax rates were  37.7% and 38.5% for the years ended December 31, 2004 and 2003, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002

General

        River Valley’s net earnings for the year ended December 31, 2003, totaled $2.66 million, an increase of $97,000, or 3.8%, from net earnings reported in 2002. The increase in net earnings in the 2003 period was primarily attributable to an increase of $260,000 in other income, while net interest income increased by $188,000, while general, administrative and other expense were $376,000 higher in the current period. The provision for federal income taxes was $37,000 more in fiscal year 2003 as compared to the same period in 2002. The provision for loan losses in 2003 was $508,000 as compared to $570,000 in 2002.

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

General, Administrative and Other Expense

        General, administrative and other expense totaled $5.8 million for the year ended December 31, 2003, an increase of $376,000 over the 2002 total. Employee compensation and benefits increased by $296,000 in fiscal 2003 as compared to 2002 primarily from additional staffing, cost of living, benefit expense and increase in Employee Stock Ownership Plan (“ESOP”) expenses. Occupancy and equipment expense increased by $45,000 in fiscal 2003 as compared to 2002 due to higher depreciation costs and equipment maintenance expenses. Other operating expenses increased by $35,000 primarily from increases in office supplies, data processing, charitable contributions and mortgage servicing.

Income Taxes

        The provision for income taxes increased by $37,000, or 2.3%, for the year ended December 31, 2003, as compared to 2002. The effective tax rates were  38.5% and 38.9% for the years ended December 31, 2003 and 2002, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

        The following table presents certain information relating to River Valley’s average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average daily balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances, which include nonaccruing loans in the loan portfolio.

	Year ended December 31,
	2004			2003			2002
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Interest-earning deposits	$ 6,224	$ 112	1.80%	$ 8,774	$ 112	1.28%	$10,186	$ 158	1.55%
Investment securities (1)	26,497	854	3.22	33,007	1,039	3.15	23,866	898	3.76
Loans receivable (2)	213,000	12,457	5.85	179,026	11,395	6.36	164,306	11,604	7.06
FHLB stock	2,840	122	4.30	2,053	107	5.21	1,623	95	5.85
Total interest-earning assets	248,561	13,545	5.45	222,860	12,653	5.68	199,981	12,755	6.38
Non-interest earning assets, net of allowance for loan losses	17,901			17,067			9,786
Total assets	$266,462			$239,927			$209,767
Liabilities/shareholder equity
Interest-bearing liabilities:
Savings deposits	$ 48,237	$ 485	1.01	$ 43,454	468	1.08	$ 35,878	698	1.95
Interest bearing demand (5)	34,405	110	0.32	32,018	129.40		30,475	233	0.76
Certificates of deposit	92,347	2,223	2.41	95,559	2,663	2.79	89,514	3,123	3.49
FHLB advances and other borrowings	67,491	2,799	4.15	45,636	2,088	4.58	32,475	1,584	4.88
Total interest-bearing liabilities	242,480	5,617	2.32	216,667	5,348	2.47	188,342	5,638	2.99
Other liabilities	1,545			1,528			2,052
Total liabilities	244,025			218,195			190,394
Total equity	22,437			21,732			19,373
Total liabilities and equity	$266,462			$239,927			$209,767
Net interest earning assets	$ 6,081			$ 6,193			$ 11,639
Net interest income		$ 7,928			$ 7,305			$ 7,117
Interest rate spread (3)			3.13%			3.21%			3.39%
Net yield on weighted average interest-earning assets (4)			3.19%			3.28%			3.56%
Average interest-earning assets to
average bearing liabilities			102.51%			102.86%			106.18%

(1)	Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)	Total loans less loans in process plus loans held for sale.
(3)	Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4)	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.
(5)	Includes Non-Interest Demand Deposit Accounts of $15,066, $13,021 and $9,985.

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

	Year ended December 31,
	Volume	2004 vs. 2003 Increase (decrease) due to Rate	Total	Volume	2003 vs. 2002 Increase (decrease) due to Rate	Total
	(In thousands)
Interest-earning assets:
Interest-earning deposits and other	$ (2)	$ 17	$ 15	$ 3	$ (37)	$ (34)
Investment securities	(209)	24	(185)	303	(162)	141
Loans receivable, net	2,040	(978)	1,062	991	(1,200)	(209)
Total	1,829	(937)	892	1,297	(1,399)	(102)
Interest-bearing liabilities:
Deposits	(29)	(413)	(442)	337	(1,131)	(794)
FHLB advances and other borrowings	922	(211)	711	607	(103)	504
Total	893	(624)	269	944	(1,234)	(290)
Net change in interest income	$ 936	$(313)	$ 623	$ 353	$ (165)	$ 188

Asset and Liability Management

        Like other financial institutions, River Valley Financial is subject to interest rate risk to the extent that interest-earning assets reprice differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley Financial is using the Net Portfolio Value (“NPV”) methodology adopted by the OTS as part of its capital regulations. Although River Valley Financial is not subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial’s degree of interest rate risk.

        Presented on the following table is an analysis of River Valley Financial’s interest rate risk, as of December 31, 2004 (the latest information available) and December 31, 2003, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

        Generally, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, a bank’s assets reprice slower than the deposits that fund them. As a result, in a rising interest rate environment, the amount of interest a bank would receive on loans would increase as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the bank would pay on deposits would increase, but generally slower than the bank’s ability to reprice its interest-earning assets. However, River Valley Financial Bank has addressed some of these issues, which has generally reduced its overall exposure to interest rate risk.

As of December 31, 2004 (Dollars in thousands)
Change in Interest Rates (basis points)		Estimated NPV	Amount of Change	Percent
+300		$37,924	$ 1,412	4%
+200		38,152	1,639	4%
+100		37,743	1,231	3%
--		36,512	--	--
-100		34,410	(2,103)	-6%
-200	(1)	--	--	--
-300	(1)	--	--	--

As of December 31, 2003 (Dollars in thousands)
Change in Interest Rates (basis points)		Estimated NPV	Amount of Change	Percent
+300		$33,347	$ 650	2%
+200		33,819	1,123	3%
+100		33,640	943	3%
--		32,697	--
-100		31,122	(1,575)	-5%
-200	(1)	--	--	--
-300	(1)	--	--	--

(1)	At December 31, 2004 and 2003, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases.

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

Liquidity and Capital Resources

        The Corporation’s principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities, borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management’s assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

        The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation. At December 31, 2004, River Valley Financial Bank had commitments to originate loans totaling $4.9 million and in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $28.9 million. At such date, River Valley Financial bank had $2.2 million in commitments to sell loans and no outstanding commitment to purchase loans. The Corporation considers River Valley Financial Bank’s liquidity and capital resources sufficient to meet outstanding short and long term needs.

        The Corporation’s liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation’s operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Cash flows from operating activities	$ 2,374	$ 5,043	$ 5,348
Cash flows from investing activities:
Purchase of securities	(14,133)	(17,151)	(22,161)
Proceeds from maturities of securities	7,221	5,387	4,217
Proceeds from sales of securities	14,034	5,095	7,951
Net loan originations	(39,119)	(27,287)	(10,385)
Other	(2,390)	(4,383)	(1,163)

Cash flows from financing activities:
Net increase (decrease) in deposits	(9,416)	18,125	16,258
Net increase in borrowings	44,383	10,000	13,500
Purchase of stock	(1,895)	(366)	(140)
Other	(1,134)	(561)	(456)
Net increase (decrease) in cash and cash equivalents	$ (75)	$(6,098)	$ 12,969

        River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

        The tangible capital requirement requires savings associations to maintain “tangible capital” of not less than 1.5% of the association’s adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. “Core capital” is comprised of common shareholders’ equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital generally equal to 4% of the association’s total assets except those associations with the highest examination rating and acceptable levels of risk.

        OTS regulations require that savings associations maintain “risk-based capital” in an amount not less than 8% of “risk-weighted assets.” Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $2.4 million at December 31, 2004.

        River Valley Financial exceeded all of its regulatory capital requirements at December 31, 2004. The following table summarizes River Valley Financial’s regulatory capital requirements and regulatory capital at December 31, 2004:

	OTS Requirement		Actual Amount
	Percent of Assets	Amount	Percent of Assets (1)	Amount	Amount of Excess
	(Dollars in thousands)
Tangible capital	1.50%	$ 4,315	9.5%	$27,352	$23,037
Core capital (2)	4.00%	11,506	9.5	27,352	15,846
Risk-based capital	8.00%	18,496	12.7	29,407	10,911

(1)	Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2)	The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the Office of the Comptroller of the Currency for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley Financial is in compliance with this requirement.

Impact of Accounting Changes

        In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Corporation beginning July 1, 2005. SFAS123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

        As of the required effective date, the Corporation will apply SFAS 123R using either the modified version of prospective application or the modified version of retrospective application. Under prospective transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a Corporation may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

        The Corporation is currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but believes the adoption of SFAS 123R will not result in a material impact on the Corporation’s results of operations or financial condition.

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

        In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

River Valley Bancorp

Accountants’ Report and Consolidated Financial Statements

December 31, 2004 and 2003

River Valley Bancorp

December 31, 2004, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
River Valley Bancorp
Madison, Indiana

        We have audited the accompanying consolidated balance sheets of River Valley Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of River Valley Bancorp as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
January 21, 2005

River Valley Bancorp
Consolidated Balance Sheets
December 31, 2004 and 2003

	2004	2003
	(In Thousands, Except Share Amounts)
Assets
Cash and due from banks	$ 4,911	$ 4,443
Interest-bearing demand deposits	7,526	8,069
Cash and cash equivalents	12,437	12,512
Investment securities available for sale	26,964	34,557
Loans held for sale	337	100
Loans, net of allowance for loan losses of
$2,364 and $2,056	231,036	192,166
Premises and equipment	6,798	5,980
Federal Home Loan Bank stock	3,281	2,176
Interest receivable	1,599	1,489
Cash value of life insurance	5,302	5,093
Other assets	1,673	1,003
Total assets	$ 289,427	$ 255,076

Liabilities
Deposits
Noninterest-bearing	$ 15,066	$ 11,828
Interest-bearing	155,472	168,126
Total deposits	170,538	179,954
Borrowings	94,600	50,000
Interest payable	382	381
Other liabilities	1,514	1,886
Total liabilities	267,034	232,221

Commitments and Contingencies

Stockholders' Equity
Preferred stock, no par value
Authorized and unissued - 2,000,000 shares
Common stock, no par value
Authorized - 5,000,000 shares
Issued and outstanding - 1,584,377 and
1,646,680 shares	8,843	8,705
Retained earnings	13,800	14,088
Shares acquired by stock benefit plans	(215)	(193)
Accumulated other comprehensive income (loss)	(35)	255
Total stockholders' equity	22,393	22,855
Total liabilities and stockholders' equity	$ 289,427	$ 255,076

See Notes to Consolidated Financial Statements

River Valley Bancorp
Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In Thousands, Except Per Share Amounts)

Interest Income
Loans receivable	$12,457	$11,395	$11,604
Investment securities	854	1,039	898
Interest-earning deposits and other	234	219	253
Total interest income	13,545	12,653	12,755

Interest Expense
Deposits	2,818	3,260	4,054
Borrowings	2,799	2,088	1,584
Total interest expense	5,617	5,348	5,638

Net Interest Income	7,928	7,305	7,117
Provision for loan losses	338	508	570

Net Interest Income After Provision for Loan Losses	7,590	6,797	6,547

Other Income
Service fees and charges	1,761	1,472	1,355
Net realized gains on sales of
available-for-sale securities	24	4	3
Net gains on loan sales	394	1,644	1,226
Increase in cash value of life insurance	208	133	98
Gain on sale of premises and equipment	--	--	352
Other income	131	101	26
Total other income	2,518	3,354	3,094

Other Expenses
Salaries and employee benefits	3,405	2,915	2,619
Net occupancy and equipment expenses	976	819	774
Data processing fees	144	163	228
Advertising	221	242	209
Mortgage servicing rights	192	407	345
Office supplies	168	161	159
Professional fees	204	131	63
Other expenses	1,032	993	1,058
Total other expenses	6,342	5,831	5,455

Income Before Income Tax	3,766	4,320	4,186
Income tax expense	1,419	1,665	1,628

Net Income	$ 2,347	$ 2,655	$ 2,558

Basic Earnings per Share	$ 1.48	$ 1.67	$ 1.64

Diluted Earnings per Share	$ 1.42	$ 1.59	$ 1.58

See Notes to Consolidated Financial Statements

River Valley Bancorp
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In Thousands)
Net Income	$ 2,347	$ 2,655	$2,558
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on securities available
for sale
Unrealized holding gains (losses) arising
during the period, net of tax expense (benefit)
of $(179), $(68) and $220	(276)	(104)	336
Less: Reclassification adjustment for gains
included in net income, net of tax expense
of $10, $2 and $15	14	2	22
	(290)	(106)	314
Comprehensive Income	$ 2,057	$ 2,549	$2,872

See Notes to Consolidated Financial Statements

River Valley Bancorp
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002

	Shares	Common Stock	Retained Earnings	Shares Acquired by Stock Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2002	1,618,502	$ 7,654	$ 10,802	$ (532)	$ 47	$17,971
Net income			2,558			2,558
Unrealized gains on securities, net of
reclassification adjustment					314	314
Cash dividends ($.40 per share)			(619)			(619)
Exercise of stock options	13,754	99				99
Tax benefit of stock options exercised
and RRP		51				51
Contribution to stock benefit plans				(22)		(22)
Amortization of expense related to stock
benefit plans		206		215		421
Purchase of stock	(10,568)	(53)	(87)			(140)

Balances, December 31, 2002	1,621,688	7,957	12,654	(339)	361	20,633
Net income			2,655			2,655
Unrealized losses on securities, net of
reclassification adjustment					(106)	(106)
Cash dividends ($.595 per share)			(955)			(955)
Exercise of stock options	44,992	313				313
Tax benefit of stock options exercised
and RRP		236				236
Amortization of expense related to stock
benefit plans		299		146		445
Purchase of stock	(20,000)	(100)	(266)			(366)

Balances, December 31, 2003	1,646,680	8,705	14,088	(193)	255	22,855
Net income			2,347			2,347
Unrealized losses on securities, net of
reclassification adjustment					(290)	(290)
Cash dividends ($.72 per share)			(1,130)			(1,130)
Exercise of stock options	15,846	118				118
Tax benefit of stock options exercised
and RRP		117				117
Contribution to stock benefit plans				(129)		(129)
Amortization of expense related to stock
benefit plans		293		107		400
Purchase of stock	(78,149)	(390)	(1,505)			(1,895)

Balances, December 31, 2004	1,584,377	$ 8,843	$ 13,800	$ (215)	$ (35)	$22,393

See Notes to Consolidated Financial Statements

River Valley Bancorp

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In Thousands)
Operating Activities
Net income	$ 2,347	$ 2,655	$ 2,558
Items not requiring (providing) cash
Provision for loan losses	338	508	570
Depreciation and amortization	580	507	502
Deferred income tax	3	517	31
Investment securities gains	(24)	(4)	(37)
Loans originated for sale in the secondary market	(18,346)	(68,536)	(65,339)
Proceeds from sale of loans in the secondary market	18,305	70,512	67,589
Gain on sale of loans	(394)	(1,644)	(1,226)
Amortization of deferred loan origination cost	109	138	175
Amortization of expense related to stock benefit plans	400	445	421
(Gain) loss on sale of premises and equipment	—	—	(352)
Net change in
Interest receivable	(110)	(22)	8
Interest payable	1	(78)	(154)
Other adjustments	(835)	45	602
Net cash provided by operating activities	2,374	5,043	5,348

Investing Activities
Purchase of FHLB stock	(992)	(48)	(750)
Purchases of securities available for sale	(14,133)	(17,151)	(22,161)
Proceeds from maturities of securities available for sale	7,221	5,387	4,217
Proceeds from sales of securities available for sale	14,034	5,095	7,951
Net change in loans	(39,119)	(27,287)	(10,385)
Purchases of premises and equipment	(1,398)	(749)	(1,141)
Proceeds from sale of premises and equipment	—	1	630
Proceeds from sale of real estate acquired through foreclosure	—	48	98
Premiums paid on life insurance	—	(3,635)	—
Net cash used in investing activities	(34,387)	(38,339)	(21,541)

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand and savings deposits	(5,472)	19,051	3,891
Certificates of deposit	(3,944)	(926)	12,367
Short-term borrowings	22,383
Proceeds from borrowings	35,000	16,000	50,000
Repayment of borrowings	(13,000)	(6,000)	(36,500)
Cash dividends	(1,110)	(878)	(543)
Purchase of stock	(1,895)	(366)	(140)
Proceeds from exercise of stock options	118	313	99
Advances by borrowers for taxes and insurance	(13)	4	10
Acquisition of stock for stock benefit plans	(129)	—	(22)
Net cash provided by financing activities	31,938	27,198	29,162

Net Change in Cash and Cash Equivalents	(75)	(6,098)	12,969

Cash and Cash Equivalents, Beginning of Year	12,512	18,610	5,641

Cash and Cash Equivalents, End of Year	$ 12,437	$ 12,512	$ 18,610

Additional Cash Flows Information
Interest paid	$ 5,616	$ 5,426	$ 5,792
Income tax paid	833	1,435	1,480

See Notes to Consolidated Financial Statements

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiary, River Valley Financial Bank (Bank) and the Bank’s wholly owned subsidiary, Madison First Service Corporation (First Service), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in southeastern Indiana. The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation — The consolidated financial statements include the accounts of the Company, the Bank and First Service after elimination of all material intercompany transactions.

Cash Equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities —Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

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

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccural loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management’s continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2004, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stockis a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

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

Stock options — The Company has a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	$ 2,347	$ 2,655	$ 2,558
Less: Total stock-based employee compensation cost
determined under the fair value based method, net of
income taxes	(23)	(25)	(54)
Pro forma net income	$ 2,324	$ 2,630	$ 2,504
Earnings per share
Basic - as reported	$ 1.48	$ 1.67	$ 1.64
Basic - pro forma	$ 1.46	$ 1.65	$ 1.61
Diluted - as reported	$ 1.42	$ 1.59	$ 1.58
Diluted - pro forma	$ 1.40	$ 1.57	$ 1.54
In December 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning July 1, 2005. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

As of the required effective date, the Company will apply SFAS 123R using either the modified version of prospective application or the modified version of retrospective application. Under prospective transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

The Company is currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but believes the adoption of SFAS 123R will not result in a material impact on the Company’s results of operations or financial condition.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year and have been restated to give effect to a 2-for-1 stock split on the Company’s outstanding shares announced on December 9, 2003. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Reclassifications of certain amounts in the 2003 and 2002 consolidated financial statements have been made to conform to the 2004 presentation.

Note 2:   Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $935,000.

Note 3:   Investment Securities

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$25,478	$ 42	$107	$25,413
State and municipal	1,430	10	2	1,438
Mortgage and other asset-backed securities	113	—	—	113
Total investment securities	$27,021	$ 52	$109	$26,964

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$33,483	$438	$ 24	$33,897
State and municipal	475	10	—	485
Mortgage and other asset-backed securities	177	—	2	175
Total investment securities	$34,135	$448	$ 26	$34,557

The amortized cost and fair value of securities available for sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Available for Sale
	Amortized Cost	Fair Value
Less than one year	$ 9,508	$ 9,528
One to five years	16,585	16,503
Five to ten years	815	819
	26,908	26,850
Mortgage and other asset-backed securities	113	114
Totals	$27,021	$26,964

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Securities with a carrying value of $11,912,000 were pledged at December 31, 2004 to secure repurchase agreements. On January 6, 2005, additional securities were pledged to adequately secure the repurchase agreements outstanding. Securities with a carrying value of $10,475,000 and $7,157,000 were pledged at December 31, 2004 and 2003 to secure FHLB advances. Securities with a carrying value of $3,021,000 and $3,268,000 were pledged at December 31, 2004 and 2003 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2004, 2003 and 2002 were $14,034,000, $5,095,000 and $7,951,000. Gross gains of $29,000, $10,000 and $103,000 and gross losses of $5,000, $6,000 and $66,000 were realized on those sales.

Certain investment securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004 and 2003, were $20,080,000 and $4,131,000, which is approximately 74.5 percent and 12.0 percent of the Company’s investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and December 31, 2003:

	2004
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government agencies	$18,857	$107	$—	$—	$18,857	$107
State and Municipal	1,223	2	—	—	1,223	2
Total temporarily impaired securities	$20,080	$109	$—	$—	$20,080	$109

	2003
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government agencies	$ 3,954	$ 24	$—	$—	$ 3,954	$ 24
Mortgage and Other Asset-backed securities	173	1	2	1	175	2
Total temporarily impaired securities	$ 4,127	$ 25	$2	$1	$ 4,129	$ 26

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Note 4:   Loans and Allowance

	2004	2003
Residential real estate
One-to-four family residential	$ 104,466	$ 90,492
Multi-family residential	8,100	5,009
Construction	20,046	8,689
Nonresidential real estate and land	67,635	56,388
Commercial	32,581	26,764
Consumer and other	8,888	10,287
	241,716	197,629
Unamortized deferred loan costs	496	461
Undisbursed loans in process	(8,812)	(3,868)
Allowance for loan losses	(2,364)	(2,056)
Total loans	$ 231,036	$ 192,166

	2004	2003	2002
Allowance for loan losses
Balances, January 1	$ 2,056	$ 2,101	$ 1,972
Provision for losses	338	508	570
Recoveries on loans	144	190	60
Loans charged off	(174)	(743)	(501)
Balances, December 31	$ 2,364	$ 2,056	$ 2,101

Information on impaired loans is summarized below.

	2004	2003
Impaired loans with an allowance	$ 867	$ —
Impaired loans for which the discounted cash flows or collateral value
exceeds the carrying value of the loan	1,959	1,100
	$2,826	$1,100

Allowance for impairment loans (included in the Company's allowance
for loan losses)	$ 136	—
	2004	2003	2002
Average balance of impaired loans	$2,058	$1,242	$663
Interest income recognized on impaired loans	139	107	34
Cash-basis interest included above	133	97	35

At December 31, 2004 and 2003, the Company had non-accruing loans totaling $2,201,000 and $514,000, respectively. At December 31, 2004 and 2003, there were no accruing loans delinquent 90 days or more.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Note 5:   Premises and Equipment

	2004	2003
Land	$ 1,499	$ 1,450
Buildings	3,967	3,577
Equipment	3,422	3,148
Construction in progress	772	90
Total cost	9,660	8,265
Accumulated depreciation and amortization	(2,862)	(2,285)
Net	$ 6,798	$ 5,980

At December 31, 2004, the Company’s estimated costs to complete construction of a branch facility totaled approximately $1,377,000.

Note 6:   Deposits

	2004	2003
Demand deposits	$ 51,055	$ 58,874
Savings deposits	28,825	26,478
Certificates and other time deposits of $100,000 or more	35,153	38,609
Other certificates and time deposits	55,505	55,993
Total deposits	$170,538	$179,954

Certificates and other time deposits maturing in
2005	$12,242
2006	46,722
2007	8,633
2008	3,490
2009	19,155
Thereafter	416
$90,658

Note 7:   Borrowings

	2004	2003
Repurchase agreements	$22,383	—
Federal Home Loan Bank advances	65,000	43,000
Subordinated debentures	7,217	7,000
Total borrowings	$94,600	$50,000

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by investment securities, which collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month end during 2004 totaled $22,383,000, and the daily average of such agreements totaled $2,628,000. Repurchase agreements have a term of one business day.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Maturities by year for advances at December 31, 2004 are $11,000,000 in 2005, $7,000,000 in 2006, $10,000,000 in 2007, $10,000,000 in 2008, $7,000,000 in 2009 and $20,000,000 thereafter. The weighted-average interest rate at December 31, 2004 and 2003 was 4.10% and 4.08%.

The Federal Home Loan Bank advances are secured by first-mortgage loans and investment securities totaling $144,807,000 at December 31, 2004. Advances are subject to restrictions or penalties in the event of prepayment.

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

In the 2003 financial statements, the Company had consolidated the Trust through which it has issued trust preferred securities (TPS) and reported the TPS as “guaranteed preferred beneficial interests in the Company’s subordinated debentures” in the consolidated balance sheets. The Financial Accounting Standards Board (FASB) had previously issued FASB Interpretation No. 46 (FIN 46) and, in December 2003, issued a revision to FIN 46 to clarify certain provisions which affected the accounting for TPS. As a result of the provisions in FIN 46, the Trust was deconsolidated in 2004, with the Company accounting for its investment in the Trust as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. During 2003, the Company classified the TPS as debt and the dividends as interest but eliminated its common stock investment and dividends received from the Trust. The prior period financial information has not been adjusted to give effect to the revised provisions of FIN 46 as the changes are not material to the financial statements and would have had no effect on previously reported net interest margin, net income or earnings per share.

Note 8:   Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $88,696,000, $91,639,000 and $76,544,000 at December 31, 2004, 2003 and 2002.

The Company uses comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value of its mortgage servicing rights. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

	2004	2003	2002
Mortgage Servicing Rights
Balances, January 1	$ 1,209	$ 881	$ 540
Servicing rights capitalized	198	630	546
Amortization of servicing rights	(360)	(302)	(205)
	1,047	1,209	881
Valuation allowance	(187)	(355)	(250)
Balances, December 31	$ 860	$ 854	$ 631

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2004	2003	2002
Balance, beginning of year	$ 355	$250	$110
Additions	—	105	140
Reduction	(168)	—	—
Balance, end of year	$ 187	$355	$250

Note 9:   Income Tax

	2004	2003	2002
Income tax expense (benefit)
Currently payable
Federal	$ 1,159	$ 878	$ 1,318
State	257	269	279
Deferred
Federal	7	459	(23)
State	(4)	59	54
Total income tax expense	$ 1,419	$ 1,665	$ 1,628
Reconciliation of federal statutory to actual tax
expense (benefit)
Federal statutory income tax at 34%	$ 1,280	$ 1,469	$ 1,423
Effect of state income taxes	167	217	220
Qualified Zone Academy credit	(62)	(65)	—
Cash value of life insurance	(71)	(45)	—
ESOP expense in excess of cost	100	102	—
Other	5	(13)	(15)
Actual tax expense	$ 1,419	$ 1,665	$ 1,628
Effective tax rate	37.7%	38.5%	38.9%

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

A cumulative net deferred tax asset (liability) is included in the balance sheets. The components of the asset (liability) are as follows:

	2004	2003
Assets
Allowance for loan losses	$ 909	$ 794
Deferred compensation	188	125
Pensions and employee benefits	17	15
Purchase accounting adjustments	61	66
Securities available for sale	22	—
Investment valuation allowance	102	102
Qualified Zone Academy credit	—	11
Total assets	1,299	1,113

Liabilities
Depreciation and amortization	(437)	(409)
Loan fees	(191)	(178)
Mortgage servicing rights	(331)	(330)
Federal Home Loan Bank stock dividends	(74)	(58)
Prepaid expenses	(100)
Securities available for sale	—	(167)
Other	(10)	(1)
Total liabilities	(1,143)	(1,143)
	$ 156	$ (30)

Income tax expense attributable to securities gains was $10,000, $2,000 and $15,000 for the years ended December 31, 2004, 2003 and 2002.

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

Note 10:   Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2004	2003
Commitments to extend credit	$24,739	$27,353
Standby letters of credit	210	339

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

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

In 2004, the Bank entered into an agreement (Agreement) with the Office of Thrift Supervision (OTS) that it would correct various regulatory compliance deficiencies and certain other matters noted by the OTS in its February 4, 2004 examination of the Bank. At December 31, 2004, the Bank believes it has met all the requirements of the Agreement.

Note 11:   Stockholders’ Equity

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

Note 12:   Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2004, the stockholder’s equity of the Bank was $28,378,000, of which approximately $23,848,000 was restricted from dividend distribution to the Company.

Note 13:   Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At December 31, 2004 and 2003, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2004 that management believes have changed the Bank’s classification.

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004
Total risk-based capital
(to risk-weighted assets)	$29,407	12.7%	$18,496	8.0%	$23,120	10.0%
Tier 1 capital
(to risk-weighted assets)	27,352	11.8%	9,248	4.0%	13,872	6.0%
Core capital
(to adjusted total assets)	27,352	9.5%	11,506	4.0%	14,383	5.0%
Core capital
(to adjusted tangible assets)	27,352	9.5%	5,753	2.0%	—	N/A
Tangible capital
(to adjusted total assets)	27,352	9.5%	4,315	1.5%	—	N/A

2003
Total risk-based capital
(to risk-weighted assets)	$26,970	14.5%	$14,917	8.0%	$18,646	10.0%
Tier 1 capital
(to risk-weighted assets)	24,968	13.4%	7,458	4.0%	11,187	6.0%
Core capital
(to adjusted total assets)	24,968	10.0%	10,021	4.0%	12,527	5.0%
Core capital
(to adjusted tangible assets)	24,968	10.0%	5,011	2.0%	—	N/A
Tangible capital
(to adjusted total assets)	24,968	10.0%	3,758	1.5%	—	N/A

Note 14:   Employee Benefits

The Bank provides pension benefits for substantially all of the Bank’s employees and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense related to this plan was $45,000 for the

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

year ended December 31, 2004. There was no pension expense or benefit related to this plan for the years ended December 31, 2003 and 2002.

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees’ contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank’s expense for the plan was $45,000, $43,000 and $31,000 for the years ended December 31, 2004, 2003 and 2002.

The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank’s obligations under the plan have been funded by the purchase of key man life insurance policies, of which the Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $64,000, $51,000 and $41,000 for the years ended December 31, 2004, 2003 and 2002.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 190,440 shares of the Company’s common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 13,102 and 29,044 at December 31, 2004 and 2003 and had a fair value of $295,000 and $855,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2004, 2003 and 2002 was $373,000, $410,000 and $331,000. At December 31, 2004, the ESOP had 177,338 allocated shares, 13,102 suspense shares and no committed-to-be released shares. At December 31, 2003, the ESOP had 161,396 allocated shares, 29,044 suspense shares and no committed-to-be released shares.

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 95,220 shares of the Company’s stock to members of the Board of Directors and management. The RRP has purchased 73,190 shares of the Company’s common stock in the open market. At December 31, 2004, 72,366 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $50,000, $35,000 and $53,000 for the years ended December 31, 2004, 2003 and 2002.

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

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2004	$ 1,132
Change in composition	727
New loans, including renewals	958
Payments, etc., including renewals	(866)
Balances, December 31, 2004	$ 1,951

Deposits from related parties held by the Bank at December 31, 2004 and 2003 totaled $2,789,000 and $2,198,000.

Note 16:   Stock Option Plan

Under the Company’s incentive stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1997, the Company authorized the grant of options for up to 238,050 shares of the Company’s common stock. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company’s stock on the date of grant; therefore, no compensation expense is recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2004		2003
Risk-free interest rates	2.4%		3.5%
Dividend yields	2.9%		3.1%
Volatility factors of expected market price of common stock	12.4%		11.2%
Weighted-average expected life of the options	7 ye	ars	10 y	ears

The pro forma effect on net income is disclosed in Note 1.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

The following is a summary of the status of the Company’s stock option plan and changes in that plan as of and for the years ended December 31, 2004, 2003 and 2002.

	2004		2003		2002
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding,
beginning of year	125,276	$7.63	170,268	$7.58	172,166	$7.08
Granted	5,000	22.67	—	—	14,000	13.25
Exercised	(16,154)	7.76	(44,992)	7.36	(13,754)	7.20
Forfeited/expired	(3,200)	13.25	—	—	(2,144)	7.39
Outstanding,
end of year	110,922	$8.13	125,276	$7.63	170,268	$7.58
Options exercisable at
year end	89,922		94,076		124,668
Weighted-average fair value
of options granted during
the year		$2.13		$—		$1.52

As of December 31, 2004, options totaling 25,048 have exercise prices ranging from $5.38 to $6.32 and a weighted-average remaining contractual life of 5.0 years, options totaling 70,874 have exercise prices ranging from $6.99 to $7.39 and a weighted-average remaining contractual life of 3.5 years, options totaling 1,600 have an exercise price of $8.95 and a weighted-average remaining contractual life of 6.5 years, and options totaling 8,400 have an exercise price of $13.25 and a weighted-average remaining contractual life of 7.7 years and options totaling 5,000 have an exercise price of $22.67 and a weighted-average remaining contractual life of 9.3 years.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Note 17:   Earnings Per Share

	2004			2003			2002
	Income	Weighted- Average Shares	Per Shares Amount	Income	Weighted- Average Shares	Per Shares Amount	Income	Weighted- Average Shares	Per Shares Amount
Basic Earnings Per Share
Income available to
common stockholders	$ 2,347	1,586,889	$1.48	$2,655	1,590,732	$1.67	$2,558	1,557,286	$1.64
Effect of Dilutive
Stock Options		70,015			79,418			64,890
Diluted Earnings
Per Share
Income available to
common stockholders
and assumed
conversions	$ 2,347	1,656,904	$1.42	$2,655	1,670,150	$1.59	$2,558	1,622,176	$1.58

Options to purchase 5,000 shares of common stock at $22.67 per share were outstanding at December 31, 2004, but were not included in the computation of 2004 diluted EPS because the option price was greater than the average market price of the common shares.

Note 18:   Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents— The fair value of cash and cash equivalents approximates carrying value.

Investment Securities —Fair values are based on quoted market prices.

Loans Held for Sale —Fair values are based on quoted market prices.

Loans — The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable— The fair values of interest receivable/payable approximate carrying values.

FHLB Stock — Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Cash Value of Life Insurance —The fair value of cash surrender value of life insurance approximates carrying value.

Deposits — The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Short-Term Borrowings —The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank Advances — The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Other Borrowings — The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advance Payment by Borrowers for Taxes and Insurance — The fair value approximates carrying value.

Off-Balance Sheet Commitments— Commitments include commitments to originate mortgage and consumer loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company’s financial instruments are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$ 12,437	$ 12,437	$ 12,512	$ 12,512
Investment securities available for sale	26,964	26,964	34,557	34,557
Loans including loans held for sale, net	231,373	233,190	192,266	195,278
Interest receivable	1,599	1,599	1,489	1,489
Stock in FHLB	3,281	3,281	2,176	2,176
Cash value of life insurance	5,302	5,302	5,093	5,093

Liabilities
Deposits	170,538	170,624	179,954	181,170
Short-term borrowings	22,383	22,383	—	—
FHLB advances	65,000	65,092	43,000	44,372
Other borrowings	7,217	7,345	7,000	7,000
Interest payable	382	382	381	381
Advance payments by borrowers for taxes
and insurance	50	50	63	63

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Note 19:   Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2004	2003
Assets
Cash and due from banks	$ 529	$ 3,060
Investment in common stock of the Bank	28,378	26,280
Investment in RVB Trust I	217	217
Other assets	786	795
Total assets	$29,910	$30,352

Liabilities
Borrowings	$ 7,217	$ 7,217
Dividends payable	300	280
Total liabilities	7,517	7,497

Stockholders' Equity	22,393	22,855
Total liabilities and stockholders' equity	$29,910	$30,352

Condensed Statements of Income

	2004	2003	2002
Income
Dividends from the Bank	$ 500	$ 632	$2,601
Other income	32	63	35
Total income	532	695	2,636
Expenses
Interest expense	462	346	23
Other expenses	148	232	142
Total expenses	610	578	165
Income (loss) before income tax and equity in
undistributed income of subsidiary	(78)	117	2,471
Income tax benefit	(229)	204	51
Income before equity in undistributed income
of subsidiary	151	321	2,522
Equity in undistributed income of the Bank	2,196	2,334	36
Net Income	$ 2,347	$2,655	$2,558

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Table Dollar Amounts in Thousands
Except Per Share Amounts)

Condensed Statements of Cash Flows

	2004	2003	2002
Operating Activities
Net income	$ 2,347	$ 2,655	$ 2,558
Items not requiring (providing) cash	(1,991)	(2,625)	87
Net cash provided by operating activities	356	30	2,645

Financing Activities
Purchase of stock	(1,895)	(366)	(140)
Proceeds from exercise of stock options	118	313	99
Proceeds from borrowings	—	7,000	—
Repayment of borrowings	—	—	(1,500)
Capital contribution to subsidiary	—	(4,000)	—
Cash dividends	(1,110)	(878)	(543)
Net cash provided by (used in) financing activities	(2,887)	2,069	(2,084)
Net Change in Cash and Cash Equivalents	(2,531)	2,099	561

Cash and Cash Equivalents at Beginning of Year	3,060	961	400
Cash and Cash Equivalents at End of Year	$ 529	$ 3,060	$ 961

GENERAL INFORMATION FOR SHAREHOLDERS

Transfer Agent and Registrar: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016-3572 Tel: 1-800-368-5948 www.rtco.com	Shareholder and General Inquiries: River Valley Bancorp Attn: Matthew P. Forrester 430 Clifty Drive, P.O. Box 1590 Madison, Indiana 47250 Tel: (812) 273-4949 Fax: (812) 273-4944

Corporate Counsel: Lonnie D.Collins, Attorney 307 Jefferson Street Madison, Indiana 47250 Tel: (812) 265-3616 Fax: (812) 273-3143	Special Counsel: Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 Tel: (317) 236-1313 Fax: (317) 231-7433

Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-K may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:

Hilltop:	430 Clifty Drive
Downtown:	233 East Main Street
Drive thru:	401 East Main Street
Wal-Mart:	567 Ivy Tech Drive
Hanover:	10 Medical Plaza
Charlestown:	1025 Highway 62

Internet and E-MAIL Address:     rvfbank.com

Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 20, 2005, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

DIRECTORS OF THE CORPORATION AND THE BANK

Fred W. Koehler Chairman	Matthew P. Forrester Director & President	Charles J. McKay Director

Robert W. Anger Director	Michael J. Hensley Director	***************

Jonnie L. Davis Director	L. Sue Livers Director	Lonnie D. Collins Secretary

EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK

Matthew P. Forrester President, CEO	Barbara J. Eades Vice President of Retail Banking	Loy M. Skirvin Vice President of Human Resources

Mark A. Goley Vice President of Lending	Larry C. Fouse Vice President of Finance	Vickie Grimes Internal Auditor

Anthony D. Brandon Vice President of Loan Administration	Deanna J. Liter Vice President of Data Services	John Muessel Vice President Trust Officer

Gregory T. Siegrist Vice President Business Development

OFFICERS AND MANAGERS OF RIVER VALLEY FINANCIAL BANK

Loan Officers
Theresa A. Dryden
Sherri Furnish
Natasha Jenkins
Rick T. Nelson
Robert J. Schoenstein – AVP
Don Bennett

Customer Service Managers
Melissa Shelton
Debbie R. Finnegan
Rachael A. Goble
Sandy Stilwell
Jason Maxwell
Lacey Kelly	Other Managers

Rebecca Cole – Collection Officer
Laura Denning – Loan Processing Manager
Luann Nay – Loan Administrator
Teresa J. Smith – Data Processing Manager
Mary Ellen Wehner – Commercial Loan Operations Manager

Amy Straub – Compliance Manager

Amelia Melton – Accounting Manager

Mary Ellen McClelland – Executive Secretary