Form 10-K, Exhibit 13
period 2005-12-31
RIVER VALLEY BANCORP
filed 2006-03-31
CIK 1015593

EXHIBIT 13

RIVER VALLEY BANCORP

2005 ANNUAL REPORT
TO SHAREHOLDERS

To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp’s tenth Annual Report to Shareholders covering the year ending December 31, 2005.

It is appropriate to give a bit of historical perspective to an organization that no longer ranks as a “quaint little bank in a historic river town”. The past decade gives us a historical base to benchmark our success. The Corporation has grown from an institution of approximately $145 million in assets in 1996 to in excess of $328 million as of December 31, 2005. It has grown from approximately $109 million in loans and $125 million in deposits as of December 31, 1996 to one of approximately $230 million in loans and over $206 million in deposits as of year-end 2005. Profitability in 1996 was but $73,000, and for the year-end December 31, 2005 that profitability was approximately $2,086,000.

The most notable point is not in the dollar amounts or percentage increase, as impressive as they may be, but in the fact that the growth was internal and not driven by acquisitions or mergers. Growth was derived by remaining faithful to a strategic plan to grow our base and expand into contiguous markets. The once quaint little bank is not so little; it serves more than one community, it now serves the historic River Valley. And the only thing quaint about the organization is our approach to customer service, and that heritage continues to serve us well.

Operationally in 2005, the Corporation experienced some of its most impressive balance sheet growth to date. For the record, assets increased to $328.7 million as of December 31, 2005, an increase of 13.6% for the year. Deposits increased by $36.2 million to $206.7 million, a 21.2% increase from year-end 2004. Outstanding loans decreased by a modest $1.7 million dollars and stood at $229.7 million as of December 31, 2005. Again, net income for 2005 was $2,086,000, or a decrease of 11.1% from the $2,347,000 recorded as of year-end 2004. The combination of slowing loan activity in an errant yield curve environment punished most financial institutions and had a negative effect on our earnings in 2005. The good news is that our deposit growth came in a favorable blend of core deposits and certificates that afford us the opportunity to fund growth in future quarters without heavily borrowing in a rising rate environment.

The quality of our assets is strong. Net charge-offs in 2005 was approximately $332,000, and equates well to the provision for loan losses of $288,000 expensed in the year. Total delinquency, as defined as delinquent 30 days or more, stood at 1.46%, a decrease from 1.99% recorded as of year-end 2004. The allowance for loan losses represents 1.00% of loans outstanding.

While 2005 marked ten years of dynamic growth, it also represented the maturing of a Corporation into an organization that is proud of its past, but posed for an even brighter future. For your participation, we are extremely grateful.

Respectfully Submitted,

Matthew P. Forrester
President, CEO

i

This page intentionally left blank.

2005 ANNUAL REPORT

BUSINESS OF RIVER VALLEY

River Valley Bancorp (“River Valley” or the “Corporation”), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter “River Valley Financial” or the “Bank”) in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison (“Citizens”). River Valley Financial and Citizens merged on November 20, 1997.

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its six full-service office locations in Jefferson and Clark Counties in Indiana and one office in Carroll County, Kentucky. The Bank offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the “OTS”). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the “FDIC”). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund (“SAIF”) of the FDIC.

RIVER VALLEY BANCORP

MARKET PRICE OF THE CORPORATION’S COMMON SHARES
AND RELATED SHAREHOLDER MATTERS

There were 1,592,877 common shares of River Valley Bancorp outstanding at February 24, 2006, held of record by approximately 362 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or “street name.” Since December 1996, the Corporation’s common shares have been listed on The NASDAQ Capital Market (formerly called the NASDAQ SmallCap Market) (“NASDAQ”), under the symbol “RIVR.” On December 26, 2003, the shares of River Valley underwent a 2-for-1 stock split in order to create a more liquid market for the stock.

Presented below are the high and low sale prices for the Corporation’s common shares, as well as cash distributions paid thereon since December 2003. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from NASDAQ.

Quarter Ended	High	Low	Cash Distributions
2005
December 31	$21.25	$17.90	$0.195
September 30	22.06	20.00	0.195
June 30	23.75	19.01	0.195
March 31	24.30	19.82	0.190
2004
December 31	$23.50	$21.10	$0.190
September 30	24.00	21.04	0.180
June 30	23.50	20.75	0.180
March 31	30.25	22.00	0.170
2003
December 31	$30.25	$29.43	$0.170
September 30	20.33	19.88	0.150
June 30	20.75	20.13	0.150
March 31	16.08	15.62	0.125

The high and low sale prices for River Valley’s common shares between December 31, 2005 and February 24, 2006, were $20.50 and $18.10, respectively.

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

2005 ANNUAL REPORT

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

	At December 31,
	2005	2004	2003	2002	2001
Selected consolidated financial condition data:	(In thousands)
Total amount of:
Assets	$328,748	$289,427	$255,076	$224,020	$191,618
Loans receivable - net (1)	229,724	231,373	192,266	165,957	157,972
Cash and cash equivalents	17,730	12,437	12,512	18,610	5,641
Investment securities	59,609	26,964	34,557	28,174	17,653
Deposits	206,733	170,538	179,954	161,829	145,571
FHLB advances and other borrowings	96,782	94,600	50,000	40,000	26,500
Shareholders' equity	23,018	22,393	22,855	20,633	17,971

	Year Ended December 31,
	2005	2004	2003	2002	2001
Summary of consolidated income data:	(In thousands, except share data)
Total interest income	$16,298	$13,545	$12,653	$12,755	$13,084
Total interest expense	8,155	5,617	5,348	5,638	6,617
Net interest income	8,143	7,928	7,305	7,117	6,467
Provision for losses on loans	288	338	508	570	450
Net interest income after provision for losses on loans	7,855	7,590	6,797	6,547	6,017
Other income	2,500	2,518	3,354	3,094	1,922
General, administrative and other expense	7,094	6,342	5,831	5,455	4,706

Income before income tax expense	3,261	3,766	4,320	4,186	3,233
Income tax expense	1,175	1,419	1,665	1,628	1,257
Net income	$2,086	$2,347	$2,655	$2,558	$1,976
Basic earnings per share	$1.32	$1.48	$1.67	$1.64	$1.25
Diluted earnings per share	$1.27	$1.42	$1.59	$1.58	$1.22

(1)	Includes loans held for sale.

RIVER VALLEY BANCORP

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
OTHER DATA (CONTINUED)

	Year Ended December 31,
Selected financial ratios and other data:	2005	2004	2003	2002	2001
Interest rate spread during period	2.79%	3.13%	3.21%	3.39%	3.58%
Net yield on interest-earning assets (1)	2.82	3.19	3.28	3.56	3.80
Return on assets (2)	.63	.88	1.11	1.22	1.09
Return on equity (3)	9.06	10.46	12.22	13.21	11.27
Equity to assets (4)	7.00	7.73	8.96	9.21	9.38
Average interest-earning assets to average interest-bearing liabilities	101.29	102.51	102.86	106.18	105.94
Non-performing assets to total assets (4)	.53	0.76	0.18	0.48	0.36
Allowance for loan losses to total loans outstanding (4)	1.00	1.01	1.07	1.27	1.25
Allowance for loan losses to non-performing loans (4)	132.80	107.41	399.70	194.54	285.80
Net charge-offs to average total loans outstanding	0.14	0.01	0.31	0.27	0.12
General, administrative and other expense to average assets (5)	2.29	2.38	2.43	2.60	2.60
Dividend payout ratio	61.02	50.70	37.74	25.40	20.49
Number of full service offices (4)	7	6	5	4	4

(1)	Net interest income divided by average interest-earning assets.
(2)	Net earnings divided by average total assets.
(3)	Net earnings divided by average total equity.
(4)	At end of period.
(5)	General, administrative and other expense divided by average total assets.

2005 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial’s financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2005, and River Valley’s results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

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

2. The effect of changes in interest rates on financial condition and results of operations: and

3. Management’s opinion as to the effect of recent accounting pronouncements on River Valley’s consolidated financial position and results of operations.

Critical Accounting Policies

Note 1 to the consolidated financial statements thereto presented on pages 24 through 26 contains a summary of the Corporation’s significant accounting policies for the year ended December 31, 2005. Certain of these policies are important to the portrayal of the Corporation’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses and the valuation of mortgage servicing rights.

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

RIVER VALLEY BANCORP

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

2005 ANNUAL REPORT

Discussion of Changes in Financial Condition from December 31, 2004 to December 31, 2005

At December 31, 2005, River Valley’s consolidated assets totaled $328.7 million, representing an increase of $39.3 million over the December 31, 2004 total. This increase in assets was funded by a 21.2% increase in deposits. Deposits increased by $36.2 million to a total of $206.7 million at December 31, 2005. Savings and demand deposits increased by $24.4 million, or 30.6%, during 2005, while certificates of deposit increased by $11.8 million, or 13.0%. These increases were attributed to a competitor’s acquisition by another financial institution and by being very competitive in our market. Shareholders’ equity was $23.0 million as December 31, 2005, a net increase of $0.6 million from $22.4 million as of December 31, 2004.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) increased by $5.3 million from December 31, 2004 levels to a total of $17.7 million at December 31, 2005. Investment securities totaled $59.6 million at December 31, 2005, an increase of $32.6 million from December 31, 2004.

Loans receivable, including loans held for sale, totaled $229.7 million at December 31, 2005, a decrease of $1.7 million from the $231.4 million total at December 31, 2004. There were slight decreases in all loan categories except commercial. The volume of loan sales into the secondary mortgage market decreased during 2005 from the 2004 volume by $4.2 million, due in large part to the increase in rates.

River Valley’s consolidated allowance for loan losses totaled approximately $2.3 million for the year ended December 31, 2005, which represented 1.00% of total loans at that date. The allowance for loan losses totaled $2.4 million, or 1.01% of total loans for the period ended December 31, 2004. Non-performing loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $1.7 million and $2.2 million at December 31, 2005 and 2004, respectively. The consolidated allowance for loan losses represented 133% and 107% of non-performing loans at December 31, 2005 and 2004, respectively. Non-performing loans show a $454,000 decrease at December 31, 2005. The Corporation has continued to de-emphasize consumer lending because of risk/reward opportunities.

Although management believes that its allowance for loan losses at December 31, 2005, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation’s results of operations.

Advances from the Federal Home Loan Bank (“FHLB”) and other borrowed money increased by $2.2 million from the total at December 31, 2004. The interest rate environment has changed but we are still getting the advantage of the long-term funding we did in 2004.

Shareholders’ equity totaled $23.0 million at December 31, 2005, an increase of $0.6 million from the $22.4 million total at December 31, 2004. The increase resulted primarily from net income offset by cash dividends and an increase in unrealized losses on securities available for sale.

Comparison of Results of Operations for the Years Ended December 31, 2005 and 2004

General

River Valley’s net income for the year ended December 31, 2005, totaled $2.1 million, a decrease of $261,000, or 11.1%, from net income reported in 2004. The decrease in net income in the 2005 period was primarily attributable to an increase of $752,000 in administrative and other expenses which were in part offset by an increase in net interest income of $215,000, a decrease in the provision for income taxes of $244,000, and a decrease in the provision for loan losses of $50,000.

Net Interest Income

Total interest income for the year ended December 31, 2005, amounted to $16.3 million, an increase of $2.8 million, or 20.3%, from the 2004 total, reflecting higher average balances of interest earning assets and higher interest rates. The average balance of interest-earning assets outstanding year-to-year increased by $40 million, and the yield on those assets increased from an average yield of 5.45% in 2004 to 5.65% in 2005. Interest income on

RIVER VALLEY BANCORP

loans totaled $14.3 million for 2005, an increase of approximately $1.8 million, or 14.8%, from 2004. Interest income on investments, FHLB stock and interest-earning deposits increased by $0.9 million, or 83.9%, due to much higher average balances on those investments and higher rates.

Interest expense on deposits increased by $0.9 million, or 31.1%, to a total of $3.7 million for the year ended December 31, 2005, due primarily to higher costs of funding higher average balances. The cost of deposits increased from 1.6% in 2004 to 2.0% in fiscal 2005. Interest expense on borrowings totaled $4.5 million for the year ended December 31, 2005, an increase of $1.7 million from 2004. The increase resulted primarily from higher average borrowings year-to-year, and by a 20 basis point increase in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2005 by $215,000, or 2.7%, compared to 2004. The interest rate spread decreased by 34 basis points for 2005, to 2.79% from 3.13% in the 2004 period, while the net interest margin amounted to 2.82% in 2005 and 3.19% in 2004.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $288,000 provision for losses on loans in 2005, a decrease of $50,000 or 14.8%, compared to the $338,000 provision recorded in 2004. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix, that is more 1-4 family residential loans and fewer consumer loans.

Non-performing loans for the period ended December 31, 2005 were $1.7 million, a decrease of approximately $0.5 million from the $2.2 million recorded as of fiscal year ended 2004. Net charge-offs amounted to $331,000 in 2005, compared to $30,000 in 2004. While management believes that the allowance for losses on loans is adequate at December 31, 2005, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income amounted to $2.5 million for the year ended December 31, 2005, a decrease of $18,000, or 0.72%, compared to 2004, due primarily to a decrease in net gains on loan sales from $394,000 in 2004 to $299,000 in 2005, a decrease of $95,000 or 24.1%. The volume of loan sales decreased from $18.3 million in 2004 to $14.0 million in 2005. The decline in other income due to the decline in loan sales was offset by an increase in service fees and charges of $129,000 resulting from other programs and services.

General, Administrative and Other Expense

General, administrative and other expense totaled $7.1 million for the year ended December 31, 2005, an increase of $752,000 over the 2004 total. Employee compensation and benefits increased by $436,000 in fiscal 2005 as compared to 2004 primarily from additional staffing, cost of living and benefit expense. Occupancy and equipment expense increased by $118,000 in 2005 as compared to 2004 due to higher depreciation costs and equipment maintenance expenses. The increase to seven branches for River Valley Financial shows in these numbers.

Income Taxes

The provision for income taxes decreased by $244,000, or 17.2%, for the year ended December 31, 2005, as compared to 2004. The effective tax rates were  36.0% and 37.7% for the years ended December 31, 2005 and 2004, respectively.

2005 ANNUAL REPORT

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

RIVER VALLEY BANCORP

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

2005 ANNUAL REPORT

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

	Year Ended December 31,
	2005			2004			2003
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in Thousands)
Assets
Interest-earning assets:
Interest-earning deposits	$5,397	$238	4.41%	$6,224	$112	1.80%	$8,774	$112	1.28%
Other securities (1)	47,845	1,589	3.32	26,354	850	3.23	32,652	1,029	3.15
Mortgage-backed securities (1)	93	4	4.30	143	4	2.80	355	9	2.54
Loans receivable (2)	231,217	14,297	6.18	213,000	12,457	5.85	179,026	11,395	6.36
FHLB stock	3,959	170	4.29	2,840	122	4.30	2,053	107	5.21
Total interest-earning assets	288,511	16,298	5.65	248,561	13,545	5.45	222,860	12,653	5.68
Non-interest earning assets, net of allowance for loan losses	21,163			17,901			17,067
Total assets	$309,674			$266,462			$239,927

Liabilities/shareholder equity
Interest-bearing liabilities:
Savings deposits	$42,776	$692	1.62	$48,237	$485	1.01	$43,454	468	1.08
Interest-bearing demand (3)	45,400	217	0.48	34,405	110	0.32	32,018	129.40
Certificates of deposit	94,168	2,784	2.96	92,347	2,223	2.41	95,559	2,663	2.79
FHLB advances and other borrowings	102,501	4,462	4.35	67,491	2,799	4.15	45,636	2,088	4.58
Total interest-bearing liabilities	284,845	8,155	2.86	242,480	5,617	2.32	216,667	5,348	2.47
Other liabilities	1,862			1,545			1,528
Total liabilities	286,707			244,025			218,195
Total equity	22,967			22,437			21,732

Total liabilities and equity	$309,674			$266,462			$239,927

Net interest earning assets	$3,666			$6,081			$6,193

Net interest income		$8,143			$7,928			$7,305

Interest rate spread (4)			2.79%			3.13%			3.21%

Net yield on weighted average interest-earning assets (5)			2.82%			3.19%			3.28%
Average interest-earning assets to average bearing liabilities			101.29%			102.51%			102.86%

(1)	Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)	Total loans less loans in process plus loans held for sale.
(3)	Includes Non-Interest Demand Deposit Accounts of $17,346, $15,066 and $13,021.
(4)	Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(5)	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

RIVER VALLEY BANCORP
Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected River Valley’s interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003
	Volume	Increase (decrease) due to Rate	Total	Volume	Increase (decrease) due to Rate	Total
	(In thousands)
Interest-earning assets:
Interest-earning deposits and other	$9	$165	$174	$(2)	$17	$15
Investment securities	711	28	739	(209)	24	(185)
Loans receivable, net	1,102	738	1,840	2,040	(978)	1,062
Total	1,822	931	2,753	1,829	(937)	892

Interest-bearing liabilities:
Deposits	27	848	875	(29)	(413)	(442)
FHLB advances and other borrowings	1,518	145	1,663	922	(211)	711
Total	1,545	993	2,538	893	(624)	269

Net change in interest income	$277	$(62)	$215	$936	$(313)	$623

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

Presented on the following table is an analysis of River Valley Financial’s interest rate risk, as of December 31, 2005 (the latest information available) and December 31, 2004, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

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

2005 ANNUAL REPORT

As of December 31, 2005 (Dollars in thousands)
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent
+300	$42,677	$1,471	+4%
+200	42,552	1,346	+3%
+100	41,998	792	+2%
—	41,206	—	—
-100	39,614	(1,592)	-4%
-200(1)	36,914	(4,292)	-10%
-300(1)	—	—	—

As of December 31, 2004 (Dollars in thousands)
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent
+300	$37,924	$1,412	4%
+200	38,152	1,639	4%
+100	37,743	1,231	3%
—	36,512	—	—
-100	34,410	(2,103)	-6%
-200(1)	—	—	—
-300(1)	—	—	—

(1)	At December 31, 2004, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases, and at December 31, 2005, information for 200 point decreases was provided.

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

The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted a rule that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation. At December 31, 2005, River Valley Financial Bank had commitments to originate loans totaling $2.3 million and in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $28.5 million. At such date, River Valley Financial bank had $484,000 in commitments to sell loans and no outstanding commitment to purchase loans. The Corporation considers River Valley Financial Bank’s liquidity and capital resources sufficient to meet outstanding short and long term needs.

RIVER VALLEY BANCORP

The Corporation’s liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation’s operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)
Cash flows from operating activities	$3,471	$2,374	$5,043

Cash flows from investing activities:
Purchase of securities	(48,816)	(14,133)	(17,151)
Proceeds from maturities of securities	15,521	7,221	5,387
Proceeds from sales of securities	0	14,034	5,095
Net loan originations	711	(39,119)	(27,287)
Other	(2,607)	(2,390)	(4,383)

Cash flows from financing activities:
Net increase (decrease) in deposits	36,195	(9,416)	18,125
Net increase in borrowings	2,182	44,383	10,000
Purchase of stock	(201)	(1,895)	(366)
Other	(1,163)	(1,134)	(561)

Net increase (decrease) in cash and cash equivalents	$5,293	$(75)	$6,098)

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

OTS regulations require that savings associations maintain “risk-based capital” in an amount not less than 8% of “risk-weighted assets.” Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $2.3 million at December 31, 2005.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 2005. The following table summarizes River Valley Financial’s regulatory capital requirements and regulatory capital at December 31, 2005:

	OTS Requirement		Actual Amount
	Percent of Assets	Amount	Percent of Assets (1)	Amount	Amount of Excess
	(Dollars in thousands)
Tangible capital	1.50%	$4,918	8.5%	$27,993	$23,075
Core capital (2)	4.00%	13,114	8.5%	27,993	14,879
Risk-based capital	8.00%	18,303	13.1%	29,967	11,664

(1)	Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
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

2005 ANNUAL REPORT

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

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the corporation is a party and under which the corporation has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Contractual Obligations

The Corporation’s contractual obligations as of December 31, 2005 are summarized in the following table.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2 to 3years	4 to 5years	More than 5 years

Long Term Debt (1)	$82,217	$9,000	$24,000	$17,000	$32,217
Capital Leases (2)	—	—	—	—	—
Operating Leases (3)	2,393	115	231	213	1,834
Purchase Obligations (4)	72	72	—	—	—
Dividends Declared (5)	311	311	—	—	—
Total (6)	$132,419	$12,449	$1,345	$56,723	$61,902

(1)
Long term debt includes FHLB advances and subordinated debentures. See “Notes to Consolidated Financial Statements - Borrowings,” contained in Note 7, for information related to collateral and amounts with various options.

(2)	River Valley Bancorp had no capital leases.
(3)	Leased facilities for three locations with lease arrangements expiring 2010 through 2029.
(4)	The purchase obligation relates to the purchase of data processing equipment.
(5)
A dividend on common stock was declared by the Board of Directors to shareholders of record on December 3, 2005, and payable on January 13, 2006. This obligation is shown net of certain affiliate holdings.

(6)
For information regarding the contractual maturities of deposit liabilities, which are not included in the above table, see “Notes to Consolidated Financial Statements - Deposits,” contained in Note 6.

RIVER VALLEY BANCORP

River Valley Bancorp

Accountants’ Report and Consolidated Financial Statements
December 31, 2005 and 2004

2005 ANNUAL REPORT

River Valley Bancorp

December 31, 2005, 2004 and 2003

RIVER VALLEY BANCORP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
River Valley Bancorp
Madison, Indiana

We have audited the accompanying consolidated balance sheets of River Valley Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of River Valley Bancorp as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
January 27, 2006

2005 ANNUAL REPORT

River Valley Bancorp
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
	(In Thousands, Except Share Amounts)
Assets
Cash and due from banks	$4,749	$4,911
Interest-bearing demand deposits	12,933	7,526
Fed funds sold	48	—
Cash and cash equivalents	17,730	12,437
Investment securities available for sale	59,609	26,964
Loans held for sale	—	337
Loans, net of allowance for loan losses of $2,320 and $2,364	229,724	231,036
Premises and equipment	8,189	6,798
Real estate, held for sale	271	—
Federal Home Loan Bank stock	4,050	3,281
Interest receivable	2,060	1,599
Cash value of life insurance	5,523	5,302
Other assets	1,592	1,673
Total assets	$328,748	$289,427

Liabilities
Deposits
Noninterest-bearing	$19,270	$15,066
Interest-bearing	187,463	155,472
Total deposits	206,733	170,538
Borrowings	96,782	94,600
Interest payable	554	382
Other liabilities	1,661	1,514
Total liabilities	305,730	267,034

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, no par value
Authorized and unissued - 2,000,000 shares
Common stock, no par value
Authorized - 5,000,000 shares
Issued and outstanding - 1,596,309 and 1,584,377 shares	8,973	8,843
Retained earnings	14,663	13,800
Shares acquired by stock benefit plans	(152)	(215)
Accumulated other comprehensive loss	(466)	(35)
Total stockholders’ equity	23,018	22,393

Total liabilities and stockholders’ equity	$328,748	$289,427

See Notes to Consolidated Financial Statements

RIVER VALLEY BANCORP

River Valley Bancorp
Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(In Thousands, Except Per Share Amounts)
Interest Income
Loans receivable	$14,297	$12,457	$11,395
Investment securities	1,593	854	1,039
Interest-earning deposits and other	408	234	219
Total interest income	16,298	13,545	12,653

Interest Expense
Deposits	3,693	2,818	3,260
Borrowings	4,462	2,799	2,088
Total interest expense	8,155	5,617	5,348

Net Interest Income	8,143	7,928	7,305
Provision for loan losses	288	338	508

Net Interest Income After Provision for Loan Losses	7,855	7,590	6,797

Other Income
Service fees and charges	1,890	1,761	1,472
Net realized gains on sales of available-for-sale securities	—	24	4
Net gains on loan sales	299	394	1,644
Increase in cash value of life insurance	202	208	133
Other income	109	131	101
Total other income	2,500	2,518	3,354

Other Expenses
Salaries and employee benefits	3,841	3,405	2,915
Net occupancy and equipment expenses	1,094	976	819
Data processing fees	127	144	163
Advertising	267	221	242
Mortgage servicing rights	196	192	407
Office supplies	190	168	161
Professional fees	280	204	131
Other expenses	1,099	1,032	993
Total other expenses	7,094	6,342	5,831

Income Before Income Tax	3,261	3,766	4,320
Income tax expense	1,175	1,419	1,665

Net Income	$2,086	$2,347	$2,655

Basic Earnings per Share	$1.32	$1.48	$1.67

Diluted Earnings per Share	$1.27	$1.42	$1.59

See Notes to Consolidated Financial Statements

2005 ANNUAL REPORT

River Valley Bancorp
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(In Thousands)
Net Income	$2,086	$2,347	$2,655
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on securities available for sale
Unrealized holding gains (losses) arising during the period, net of tax expense (benefit) of $(285), $(179) and $(68)	(431)	(276)	(104)
Less: Reclassification adjustment for gains included in net income, net of tax expense of $0, $10 and $2	—	14	2
	(431)	(290)	(106)
Comprehensive Income	$1,655	$2,057	$2,549

See Notes to Consolidated Financial Statements

RIVER VALLEY BANCORP

River Valley Bancorp
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2005, 2004 and 2003

	Shares	Common Stock	Retained Earnings	Shares Acquired by Stock Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Total

Balances, January 1, 2003	1,621,688	$7,957	$12,654	$(339)	$361	$20,633
Net income			2,655			2,655
Unrealized losses on securities, net of reclassification adjustment					(106)	(106)
Cash dividends ($.595 per share)			(955)			(955)
Exercise of stock options	44,992	313				313
Tax benefit of stock options exercised and RRP		236				236
Amortization of expense related to stock benefit plans		299		146		445
Purchase of stock	(20,000)	(100)	(266)			(366)

Balances, December 31, 2003	1,646,680	8,705	14,088	(193)	255	22,855

Net income			2,347			2,347
Unrealized losses on securities, net of reclassification adjustment					(290)	(290)
Cash dividends ($.72 per share)			(1,130)			(1,130)
Exercise of stock options	15,846	118				118
Tax benefit of stock options exercised and RRP		117				117
Contribution to stock benefit plans				(129)		(129)
Amortization of expense related to stock benefit plans		293		107		400
Purchase of stock	(78,149)	(390)	(1,505)			(1,895)

Balances, December 31, 2004	1,584,377	8,843	13,800	(215)	(35)	22,393

Net income			2,086			2,086
Unrealized losses on securities, net of reclassification adjustment					(431)	(431)
Cash dividends ($.775 per share)			(1,223)			(1,223)
Exercise of stock options	11,932	72				72
Tax benefit of stock options exercised and RRP		56				56
Contribution to stock benefit plans				(46)		(46)
Amortization of expense related to stock benefit plans		203		109		312
Purchase of stock	(9,814)	(201)				(201)

Balances, December 31, 2005	1,586,495	$8,973	$14,663	$(152)	$(466)	$(23,018)

See Notes to Consolidated Financial Statements

2005 ANNUAL REPORT

River Valley Bancorp
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(In Thousands)
Operating Activities
Net income	$2,086	$2,347	$2,655
Items not requiring (providing) cash
Provision for loan losses	288	338	508
Depreciation and amortization	595	580	507
Deferred income tax	25	3	517
Investment securities gains	—	(24)	(4)
Loans originated for sale in the secondary market	(13,565)	(18,346)	(68,536)
Proceeds from sale of loans in the secondary market	14,026	18,305	70,512
Gain on sale of loans	(299)	(394)	(1,644)
Amortization of deferred loan origination cost	122	109	138
Amortization of expense related to stock benefit plans	312	400	445
(Gain) loss on sale of premises and equipment	21	—	—
Net change in
Interest receivable	(461)	(110)	(22)
Interest payable	172	1	(78)
Other adjustments	149	(835)	45
Net cash provided by operating activities	3,471	2,374	5,043

Investing Activities
Purchase of FHLB stock	(695)	(992)	(48)
Purchases of securities available for sale	(48,816)	(14,133)	(17,151)
Proceeds from maturities of securities available for sale	15,521	7,221	5,387
Proceeds from sales of securities available for sale	—	14,034	5,095
Net change in loans	711	(39,119)	(27,287)
Purchases of premises and equipment	(2,007)	(1,398)	(749)
Proceeds from sale of premises and equipment	—	—	1
Proceeds from sale of real estate acquired through foreclosure	95	—	48
Premiums paid on life insurance	—	—	(3,635)
Net cash used in investing activities	(35,191)	(34,387)	(38,339)

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand and savings deposits	24,413	(5,472)	19,051
Certificates of deposit	11,782	(3,944)	(926)
Short-term borrowings	(7,818)	22,383
Proceeds from borrowings	32,000	35,000	16,000
Repayment of borrowings	(22,000)	(13,000)	(6,000)
Cash dividends	(1,211)	(1,110)	(878)
Purchase of stock	(201)	(1,895)	(366)
Proceeds from exercise of stock options	72	118	313
Advances by borrowers for taxes and insurance	22	(13)	4
Acquisition of stock for stock benefit plans	(46)	(129)	—
Net cash provided by financing activities	37,013	31,938	27,198

Net Change in Cash and Cash Equivalents	5,293	(75)	(6,098)

Cash and Cash Equivalents, Beginning of Year	12,437	12,512	18,610

Cash and Cash Equivalents, End of Year	$17,730	$12,437	$12,512

Additional Cash Flows Information
Interest paid	$7,983	$5,616	$5,426
Income tax paid	1,459	833	1,435

See Notes to Consolidated Financial Statements

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiary, River Valley Financial Bank (Bank) and the Bank’s wholly owned subsidiaries, Madison First Service Corporation (First Service) and RVFB Investments, Inc. (RVFB Investments), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

Consolidation - The consolidated financial statements include the accounts of the Company, the Bank, RVFB Investments and Madison First Service after elimination of all material intercompany transactions.

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

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
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

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2005, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005	2004	2003

Net income, as reported	$2,086	$2,347	$2,655
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(12)	(23)	(25)

Pro forma net income	$2,074	$2,324	$2,630

Earnings per share
Basic - as reported	$1.32	$1.48	$1.67
Basic - pro forma	$1.31	$1.46	$1.65
Diluted - as reported	$1.27	$1.42	$1.59
Diluted - pro forma	$1.27	$1.40	$1.57

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

Reclassifications of certain amounts in the 2004 and 2003 consolidated financial statements have been made to conform to the 2005 presentation.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2005 was $1,918,000.

Note 3: Investment Securities

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$57,737	$—	$751	$56,986
State and municipal	2,562	3	25	2,540
Mortgage and other asset-backed securities	83	—	—	83

Total investment securities	$60,382	$3	$776	$59,609

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$25,478	$42	$107	$25,413
State and municipal	1,430	10	2	1,438
Mortgage and other asset-backed securities	113	—	—	113

Total investment securities	$27,021	$52	$109	$26,964

The amortized cost and fair value of securities available for sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Fair Value

Less than one year	$11,997	$11,892
One to five years	46,825	46,167
Five to ten years	1,008	998
More than ten years	469	469
	60,299	59,526
Mortgage and other asset-backed securities	83	83

Totals	$60,382	$59,609

Securities with a carrying value of $15,723,000 and $11,912,000 were pledged at December 31, 2005 and 2004 to secure repurchase agreements. Securities with a carrying value of $13,742,000 and $10,475,000 were pledged at December 31, 2005 and 2004 to secure FHLB advances. Securities with a carrying value of $20,603,000 and $3,021,000 were pledged at December 31, 2005 and 2004 to secure certain deposits and for other purposes as permitted or required by law.

There were no sales of securities available for sale in 2005. Proceeds from sales of securities available for sale during 2004 and 2003 were $14,034,000 and $5,095,000. Gross gains of $29,000 and $10,000 and gross losses of $5,000 and $6,000 were realized on those sales.

Certain investment securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 and 2004, were $54,933,000 and $20,080,000, which is approximately 92.2 percent and 74.5 percent of the Company’s investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and December 31, 2004:

	2005
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government agencies	$38,399	$450	$14,671	$301	$53,070	$751
State and Municipal	1,318	15	545	10	1,863	25

Total temporarily impaired securities	$39,717	$465	$15,216	$311	$54,933	$776

	2004
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U. S. Government agencies	$18,857	$107	$—	$—	$18,857	$107
State and Municipal	1,223	2	—	—	1,223	2

Total temporarily impaired securities	$20,080	$109	$—	$—	$20,080	$109

Note 4: Loans and Allowance
	2005	2004
Residential real estate
One-to-four family residential	$97,605	$104,466
Multi-family residential	8,412	8,100
Construction	13,549	20,046
Nonresidential real estate and land	82,054	67,635
Commercial	28,148	32,581
Consumer and other	6,940	8,888
	236,708	241,716
Unamortized deferred loan costs	488	496
Undisbursed loans in process	(5,152)	(8,812)
Allowance for loan losses	(2,320)	(2,364)

Total loans	$229,724	$231,036

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

	2005	2004	2003
Allowance for loan losses
Balances, January 1	$2,364	$2,056	$2,101
Provision for losses	288	338	508
Recoveries on loans	75	144	190
Loans charged off	(407)	(174)	(743)

Balances, December 31	$2,320	$2,364	$2,056

Information on impaired loans is summarized below.

	2005	2004

Impaired loans with an allowance	$1,096	$867
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	2,404	1,959
	$3,500	$2,826
Allowance for impairment loans (included in the Company’s allowance for loan losses)	$293	$136

	2005	2004	2003

Average balance of impaired loans	$3,417	$2,058	$1,242
Interest income recognized on impaired loans	246	139	107
Cash-basis interest included above	243	133	97

At December 31, 2005 and 2004, the Company had non-accruing loans totaling $1,747,000 and $2,201,000, respectively. At December 31, 2005 and 2004, there were no accruing loans delinquent 90 days or more.

Note 5: Premises and Equipment

	2005	2004

Land	$1,499	$1,499
Buildings	6,484	3,967
Equipment	3,044	3,422
Construction in progress	—	772
Total cost	11,027	9,660
Accumulated depreciation and amortization	(2,838)	(2,862)

Net	$8,189	$6,798

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 6: Deposits

	2005	2004

Demand deposits	$75,854	$51,055
Savings deposits	28,438	28,825
Certificates and other time deposits of $100,000 or more	45,757	35,153
Other certificates and time deposits	56,684	55,505

Total deposits	$206,733	$170,538

Certificates and other time deposits maturing in

2006	$67,934
2007	21,976
2008	7,142
2009	3,795
2010	1,594
Thereafter	—
$102,441

Note 7: Borrowings

	2005	2004

Repurchase agreements	$14,565	$22,383
Federal Home Loan Bank advances	75,000	65,000
Subordinated debentures	7,217	7,217

Total borrowings	$96,782	$94,600

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by investment securities, which collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month end during 2005 totaled $25,338,000, and the daily average of such agreements totaled $18,898,000. Repurchase agreements have a term of one business day.

Maturities by year for advances at December 31, 2005 are $9,000,000 in 2006, $14,000,000 in 2007, $10,000,000 in 2008, $7,000,000 in 2009, $10,000,000 in 2010 and $25,000,000 thereafter. The weighted-average interest rate at December 31, 2005 and 2004 was 4.34% and 4.10%.

The Federal Home Loan Bank advances are secured by loans and investment securities totaling $141,684,000 at December 31, 2005. Advances are subject to restrictions or penalties in the event of prepayment.

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

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

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

Note 8: Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $88,654,000, $88,696,000 and $91,639,000 at December 31, 2005, 2004 and 2003.

The Company uses comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value of its mortgage servicing rights. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2005	2004	2003
Mortgage Servicing Rights
Balances, January 1	$1,047	$1,209	$881
Servicing rights capitalized	175	198	630
Amortization of servicing rights	(383)	(360)	(302)
	839	1,047	1,209
Valuation allowance	—	(187)	(355)

Balances, December 31	$839	$860	$854

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2005	2004	2003

Balance, beginning of year	$187	$355	$250
Additions	—	—	105
Reduction	(187)	(168)	—

Balance, end of year	$—	$187	$355

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 9: Income Tax

	2005	2004	2003
Income tax expense (benefit)
Currently payable
Federal	$933	$1,159	$878
State	217	257	269
Deferred
Federal	16	7	459
State	9	(4)	59

Total income tax expense	$1,175	$1,419	$1,665

Reconciliation of federal statutory to actual tax expense (benefit)
Federal statutory income tax at 34%	$1,109	$1,280	$1,469
Effect of state income taxes	149	167	217
Qualified Zone Academy credit	(57)	(62)	(65)
Cash value of life insurance	(69)	(71)	(45)
ESOP expense in excess of cost	69	100	102
Other	(26)	5	(13)

Actual tax expense	$1,175	$1,419	$1,665

Effective tax rate	36.0%	37.7%	38.5%

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

A cumulative net deferred tax asset (liability) is included in the balance sheets. The components of the asset (liability) are as follows:

	2005	2006
Assets
Allowance for loan losses	$898	$909
Deferred compensation	256	188
Pensions and employee benefits	—	17
Purchase accounting adjustments	56	61
Securities available for sale	307	22
Investment valuation allowance	103	102
Other	35	—
Total assets	1,655	1,299

Liabilities
Depreciation and amortization	(427)	(437)
Loan fees	(189)	(191)
Pensions and employee benefits	(33)	—
Mortgage servicing rights	(325)	(331)
Federal Home Loan Bank stock dividends	(103)	(74)
Prepaid expenses	(129)	(100)
Other	(34)	(10)
Total liabilities	(1,240)	(1,143)

	$415	$156

There was no income tax expense attributable to securities gains in 2005. Income tax expense attributable to securities gains was $10,000 and $2,000 for the years ended December 31, 2004 and 2003.

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

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2005	2004

Commitments to extend credit	$25,205	$24,739
Standby letters of credit	497	210

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

The Company and subsidiaries lease operating facilities under lease arrangements expiring 2010 through 2029. Rental expense included in the consolidated statements of income for the years ended December 31, 2005 and 2004 was $114,000 and $107,000.
Future minimum lease payments under the leases are:

2006	$115
2007	115
2008	116
2009	122
2010	91
Thereafter	1,834

Total minimum lease payments	$2,393

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

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 12: Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2005, the stockholder’s equity of the Bank was $28,596,000, of which approximately $25,974,000 was restricted from dividend distribution to the Company.

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

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At December 31, 2005 and 2004, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2005 that management believes have changed the Bank’s classification.

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005
Total risk-based capital
(to risk-weighted assets)	$29,967	13.1%	$18,303	8.0%	$22,878	10.0%
Tier 1 capital
(to risk-weighted assets)	27,993	12.2%	9,151	4.0%	13,727	6.0%
Core capital
(to adjusted total assets)	27,993	8.5%	13,114	4.0%	16,383	5.0%
Core capital
(to adjusted tangible assets)	27,993	8.5%	6,557	2.0%	—	N/A
Tangible capital
(to adjusted total assets)	27,993	8.5%	4,918	1.5%	—	N/A

2004
Total risk-based capital
(to risk-weighted assets)	$29,407	12.7%	$18,496	8.0%	$23,120	10.0%
Tier 1 capital
(to risk-weighted assets)	27,352	11.8%	9,248	4.0%	13,872	6.0%
Core capital
(to adjusted total assets)	27,352	9.5%	11,506	4.0%	14,383	5.0%
Core capital
(to adjusted tangible assets)	27,352	9.5%	5,753	2.0%	—	N/A
Tangible capital
(to adjusted total assets)	27,352	9.5%	4,315	1.5%	—	N/A

Note 14: Employee Benefits

The Bank provides pension benefits for substantially all of the Bank’s employees who were employed by the Bank prior to September 1, 2005, through its participation in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense related to this plan was $191,000 and $45,000 for the years ended December 31, 2005 and 2004.

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. For employees hired prior to September 1, 2005, the Bank matches employees’ contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. For employees hired on or after September 1, 2005, the Bank matches employees’ contributions at the rate of 100 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank’s expense for the plan was $51,000, $45,000 and $43,000 for the years ended December 31, 2005, 2004 and 2003.

The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank’s obligations under the plan have been funded by the purchase of key man life insurance policies, of which the

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $80,000, $64,000 and $51,000 for the years ended December 31, 2005, 2004 and 2003.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 190,440 shares of the Company’s common stock at $10 per share with funds provided by a loan from the Company. There were no unearned ESOP shares at December 31, 2005 and 13,102 at December 31, 2004 that had a fair value of $295,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2005, 2004 and 2003 was $269,000, $373,000 and $410,000. At December 31, 2005, the ESOP had 190,440 allocated shares, no suspense shares and no committed-to-be released shares. At December 31, 2004, the ESOP had 177,338 allocated shares, 13,102 suspense shares and no committed-to-be released shares. At December 31, 2003, the ESOP had 161,396 allocated shares, 29,044 suspense shares and no committed-to-be released shares.

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 95,220 shares of the Company’s stock to members of the Board of Directors and management. The RRP has purchased 75,390 shares of the Company’s common stock in the open market. At December 31, 2005, 74,366 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $32,000, $50,000 and $35,000 for the years ended December 31, 2005, 2004 and 2003.

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
The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2005	$1,951

Change in composition	(1,038)
New loans, including renewals	686
Payments, etc., including renewals	(294)

Balances, December 31, 2005	$1,305

Deposits from related parties held by the Bank at December 31, 2005 and 2004 totaled $1,190,000 and $2,789,000.

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

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

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

2004

Risk-free interest rates	2.4%
Dividend yields	2.9%
Volatility factors of expected market price of common stock	12.4%
Weighted-average expected life of the options	7 years

The pro forma effect on net income is disclosed in Note 1.

The following is a summary of the status of the Company’s stock option plan and changes in that plan as of and for the years ended December 31, 2005, 2004 and 2003.

	2005		2004		2003
Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	110,922	$8.13	125,276	$7.63	170,268	$7.58
Granted	—	—	5,000	22.67	—	—
Exercised	(12,722)	6.90	(16,154)	7.76	(44,992)	7.36
Forfeited/expired	—	—	(3,200)	13.25	—	—
Outstanding, end of year	98,200	$8.29	110,922	$8.13	125,276	$7.63
Options exercisable at year end	89,400		89,922		94,076
Weighted-average fair value of options granted during the year		$—		$2.13		$—

As of December 31, 2005, options totaling 20,148 have exercise prices ranging from $5.38 to $6.32 and a weighted-average remaining contractual life of 4.0 years, options totaling 63,852 have exercise prices ranging from $6.99 to $7.39 and a weighted-average remaining contractual life of 2.7 years, options totaling 800 have an exercise price of $8.95 and a weighted-average remaining contractual life of 5.5 years, and options totaling 8,400 have an exercise price of $13.25 and a weighted-average remaining contractual life of 6.7 years and options totaling 5,000 have an exercise price of $22.67 and a weighted-average remaining contractual life of 8.3 years.

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 17: Earnings Per Share

	2005			2004			2003
	Income	Weighted- Average Shares	Per Shares Amount	Income	Weighted- Average Shares	Per Shares Amount	Income	Weighted- Average Shares	Per Shares Amount
Basic Earnings Per Share
Income available to common stockholders	$2,086	1,579,762	$1.32	$2,347	1,586,889	$1.48	$2,655	1,590,732	$1.67
Effect of Dilutive Stock Options		59,778			70,015			79,418
Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$2,086	1,639,540	$1.27	$2,347	1,656,904	$1.42	$2,655	1,670,150	$1.59

Options to purchase 5,000 shares of common stock at an exercise price of $22.67 per share were outstanding at December 31, 2005, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

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

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Short-Term Borrowings - The fair value of short-term borrowings approximates carrying value.

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

The estimated fair values of the Company’s financial instruments are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$17,730	$17,730	$12,437	$12,437
Investment securities available for sale	59,609	59,609	26,964	26,964
Loans including loans held for sale, net	229,724	229,475	231,373	233,190
Interest receivable	2,059	2,059	1,599	1,599
Stock in FHLB	4,050	4,050	3,281	3,281

Liabilities
Deposits	206,733	205,906	170,538	170,624
Short-term borrowings	14,565	14,565	22,383	22,383
FHLB advances	75,000	73,738	65,000	65,092
Other borrowings	7,217	7,153	7,217	7,345
Interest payable	554	554	382	382
Advance payments by borrowers for taxes and insurance	72	72	50	50

Off-Balance Sheet Assets (Liabilities)
Commitments to extend credit	—	—	—	—
Standby letters of credit	—	—	—	—

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 19: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2005	2004
Assets
Cash and due from banks	$1,345	$529
Investment in common stock of the Bank	28,596	28,378
Investment in RVB Trust I	217	217
Other assets	589	786
Total assets	$30,747	$29,910

Liabilities
Borrowings	$7,217	$7,217
Dividends payable	311	300
Other liabilities	202	—
Total liabilities	7,730	7,517

Stockholders’ Equity	23,017	22,393

Total liabilities and stockholders’ equity	$30,747	$29,910

Condensed Statements of Income

	2005	2004	2003
Income
Dividends from the Bank	$2,000	$500	$632
Other income	19	32	63
Total income	2,019	532	695

Expenses
Interest expense	462	462	346
Other expenses	166	148	232
Total expenses	628	610	578

Income (loss) before income tax and equity in undistributed income of subsidiary	1,391	(78)	117
Income tax benefit (expense)	269	(229)	204

Income before equity in undistributed income of subsidiary	1,660	151	321
Equity in undistributed income of the Bank	426	2,196	2,334

Net Income	$2,086	$2,347	$2,655

RIVER VALLEY BANCORP

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Condensed Statements of Cash Flows

	2005	2004	2003
Operating Activities
Net income	$2,086	$2,347	$2,655
Items not requiring (providing) cash	117	(1,991)	(2,625)
Net cash provided by operating activities	2,203	356	30

Financing Activities
Purchase of stock	(248)	(1,895)	(366)
Proceeds from exercise of stock options	72	118	313
Proceeds from borrowings	—	—	7,000
Capital contribution to subsidiary	—	—	(4,000)
Cash dividends	(1,211)	(1,110)	(878)
Net cash provided by (used in) financing activities	(1,387)	(2,887)	2,069

Net Change in Cash and Cash Equivalents	816	(2,531)	2,099

Cash and Cash Equivalents at Beginning of Year	529	3,060	961

Cash and Cash Equivalents at End of Year	$1,345	$529	$3,060

Note 20: Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

2005
March	$3,785	$1,793	$1,992	$72	$515	$0.33	$0.31
June	4,002	1,927	2,075	72	630	0.40	0.38
September	4,116	2,086	2,030	72	576	0.36	0.35
December	4,395	2,349	2,046	72	365	0.23	0.23
	$16,298	$8,155	$8,143	$288	$2,086	1.32	1.27

2004
March	$3,208	$1,282	$1,926	$102	$609	$0.38	$0.36
June	3,206	1,317	1,889	92	545	0.34	0.33
September	3,428	1,413	2,015	72	646	0.41	0.39
December	3,703	1,605	2,098	72	547	0.35	0.34
	$13,545	$5,617	$7,928	$338	$2,347	1.48	1.42

2005 ANNUAL REPORT

River Valley Bancorp
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands:
Except Per Share Amounts)

Note 21: Future Accounting Pronouncements

Share-Based Compensation

In December 2004, FASB issued an amendment to SFAS 123 (SFAS 123R), which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. On April 14, 2005, the SEC amended the compliance date for SFAS 123R from the beginning of the first interim or annual period that begins after June 15, 2005 to the next fiscal year beginning after June 15, 2005. The Company adopted SFAS 123R as of January 1, 2006. The effect on the Company’s results of operations depends on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided and possible performance condition requirements, and so cannot currently be predicted for future awards.

SFAS 123R applies to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services or in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of these equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee stock purchase plans.

As of January 1, 2006, the Company applied SFAS 123R using the modified prospective method. This method requires that compensation expense be recorded for all unvested stock options and restricted stock awards over the requisite service period (generally the vesting schedule). For liability-classified awards, the Company measures the cost of employee services received in exchange for an award based on its current fair value. The fair value is re-measured subsequently at each reporting date through the settlement date, and changes in fair value are recognized as compensation cost. For equity-classified awards, the grant date fair value is recognized in earnings over the requisite service period.

Earnings Per Share

The FASB has issued a proposed amendment to SFAS No. 128, Earnings Per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or share. The primary impact on the Company of the proposed Statement is the change to the treasury stock method for year-to-date diluted earnings per share.

Currently, SFAS No. 128 requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted-average of the number of incremental shares included in each quarterly diluted EPS computation. Under this proposed Statement, the number of incremental shares included in year-to-date diluted earnings per share would be computed using the average market price of common shares for the year-to-date period, independent of the quarterly computations. This computational change is not expected to have a significant impact on the Company’s diluted earnings per share.

RIVER VALLEY BANCORP

GENERAL INFORMATION FOR SHAREHOLDERS

Transfer Agent and Registrar:	Shareholder and General Inquiries:
Registrar and Transfer Company	River Valley Bancorp
10 Commerce Drive	Attn: Matthew P. Forrester
Cranford, NJ 07016-3572	430 Clifty Drive, P.O. Box 1590
Tel: 1-800-368-5948	Madison, Indiana 47250
www.rtco.com	Tel: (812) 273-4949
Fax: (812) 273-4944

Corporate Counsel:	Special Counsel:
Lonnie D. Collins, Attorney	Barnes & Thornburg LLP
307 Jefferson Street	11 S. Meridian Street
Madison, Indiana 47250	Indianapolis, Indiana 46204
Tel: (812) 265-3616	Tel: (317) 236-1313
Fax: (812) 273-3143	Fax: (317) 231-7433

Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-K may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:

Hilltop:	430 Clifty Drive
Downtown:	233 East Main Street
Drive thru:	401 East Main Street
Wal-Mart:	567 Ivy Tech Drive
Sellersburg:	8005 Highway 311
Hanover:	10 Medical Plaza
Charlestown:	1025 Highway 62
Carrollton, KY:	1501 Highland Avenue

Internet and E-MAIL Address: rvfbank.com

Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 19, 2006, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

2005 ANNUAL REPORT

DIRECTORS OF THE CORPORATION AND THE BANK

Fred W. Koehler	Matthew P. Forrester	Lonnie D. Collins
Chairman	Director & President	Board Secretary
Robert W. Anger	Michael J. Hensley
Director	Director
L. Sue Livers	Charles J. McKay
Director	Director

EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK

Matthew P. Forrester	Barbara J. Eades	Loy M. Skirvin
President, CEO	Vice President of Retail Banking	Vice President of Human Resources
Anthony D. Brandon	Larry C. Fouse	Vickie Grimes
Executive Vice President	Vice President of Finance	Internal Auditor
Mark A. Goley	Deanna J. Liter
Vice President of Lending	Vice President of Data Services
Gregory T. Siegrist	John Muessel
Vice President Business Development	Vice President Trust Officer

OFFICERS AND MANAGERS OF RIVER VALLEY FINANCIAL BANK

Loan Officers
Theresa A. Dryden
Sherri Furnish
Rick T. Nelson
Robert J. Schoenstein - AVP

Customer Service Managers
Stephanie Cross
Rebecca Hammond - AVP
Lacey Kelly
Monica Middleton
Melissa Shelton
Sandy Stilwell

Other Managers
Rebecca Cole - Collection Officer
Roger Ellis - Credit Analyst
Laura Denning - Loan Processing Manager
Luann Nay - Loan Administrator
Mary Ellen Wehner - Commercial Loan Operations Manager
Teresa Smith - Data Processing Manager
Amelia Melton - CPA, Accounting Manager
Linda Wakefield - Accounting Coordinator
Crystal Barnes - Compliance Manager
Debbie Finnegan - Compliance Trainee
Linda Stark - Trust Administration
Mary Ellen McClelland - Administrative Assistant